

LEGG MASON
GLOBAL ASSET MANAGEMENT

2010 ANNUAL REPORT

LEGG MASON IS A DIVERSIFIED, GLOBAL GROUP OF LEADING ASSET MANAGEMENT AFFILIATES WHO ARE RECOGNIZED FOR THEIR INVESTMENT EXPERTISE AND LONG-TERM PERFORMANCE. LEGG MASON AFFILIATES OPERATE WITH INVESTMENT AUTONOMY, WITH EACH MANAGER PURSUING ITS OWN UNIQUE INVESTMENT PHILOSOPHY AND PROCESS AND MAINTAINING ITS OWN INVESTMENT CULTURE. LEGG MASON COMPLEMENTS THE INVESTMENT EXPERTISE OF ITS AFFILIATES BY PROVIDING RETAIL DISTRIBUTION AND BY INVESTING IN AND WITH AFFILIATES, ENABLING THEM TO ACCESS NEW MARKETS, NEW CLIENTS AND NEW OPPORTUNITIES MORE EFFICIENTLY ON A GLOBAL SCALE.

FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)

Years Ended March 31,	2006[1]	2007	2008	2009	**2010**
Operating Results					
Operating revenues	$2,645,212	$4,343,675	$ 4,634,086	$3,357,367	**$2,634,879**
Operating income (loss)	679,730	1,028,298	1,050,176	(669,180)	**321,183**
Income (loss) from continuing operations before income tax provision (benefit) and noncontrolling interests	715,462	1,043,854	437,327	(3,188,197)	**329,656**
Net income (loss) attributable to Legg Mason, Inc.[2]	1,144,168	646,818	263,565	(1,967,918)	**204,357**
Per Common Share					
Diluted income[2]	$ 8.80	$ 4.48	$ 1.83	$ (13.99)	**$ 1.32**
Income (loss) from continuing operations per diluted share	3.35	4.48	1.83	(13.99)	**1.32**
Cash income (loss) from continuing operations, as adjusted, per diluted share[3]	4.10	5.86	6.11	(8.47)	**2.45**
Dividends declared	0.69	0.81	0.96	0.96	**0.12**
Book Value	41.67	45.99	48.15	31.87	**35.94**
Financial Condition					
Total assets	$9,302,490	$9,604,488	$11,830,352	$9,232,299	**$8,613,711**
Total stockholders' equity	5,850,116	6,541,490	6,784,641	4,598,625	**5,841,724**

(1) Reflects results of Citigroup Asset Management business and Permal since acquisition in fiscal 2006 and excludes discontinued private client, capital markets and mortgage banking and servicing operations, where applicable.

(2) Fiscal 2006 includes gain on sale of discontinued operations of $644,040 or $4.94 per share. Fiscal 2008 includes impairment charges related to intangible assets, net of income tax benefits, of $94,813 or $0.66 per share. Fiscal 2009 includes losses related to the elimination of exposure to Structured Investment Vehicles, net of income tax benefits and compensation related adjustments, of $1,376,579 or $9.79 per share and impairment charges related to goodwill and intangible assets, net of income tax benefits, of $863,352 or $6.14 per share.

(3) Cash income (loss) from continuing operations, as adjusted, per diluted share represents a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP"). For more information regarding this non-GAAP financial measure, see Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report and the corporate website at www.leggmason.com under the "Investor Relations- Financial Highlights" section.

Dear Fellow Shareholder,



Mark R. Fetting, Chairman and Chief Executive Officer

When I wrote to you last year, I discussed our strategic plan to move the company forward and position it for renewed growth and profitability following one of the most difficult economic periods in modern financial history. While the impact of the global market decline will undoubtedly be felt for many years to come, conditions in the financial markets have improved since March 2009. At Legg Mason, our affiliates have always approached investing from a long-term perspective. We remain highly energized by the positive economic fundamentals and confident in the market opportunities that exist for active long-term managers like us. The economy remains fragile and unemployment is high relative to historic norms. Investors are cautious around improvements in earnings and positive economic data and vulnerable to downward market momentum following negative news, with increased volatility further challenging the strength and sustainability of any recovery. Nonetheless, we believe strongly in the fundamentals of our business and are confident that the opportunities for investing in the next decade will greatly exceed those of the past decade.

For the fiscal year ended March 31, 2010, Legg Mason delivered against each of the five key strategic priorities we highlighted last year. We achieved four quarters of strong cash income, experienced improved performance at key managers,. delivered growth through distribution and product innovation, and restored strength to our balance sheet, most recently announcing Board approval for a $1 billion share buyback and strong dividend increase. And importantly, in partnership with our affiliates, we took deliberate actions to streamline our business model which will result in a direct increase in operating efficiency and overall profitability.

As of March 31, 2010, Legg Mason's assets under management were $684.5 billion, an increase of 8% from $632.4 billion as of March 31, 2009. For the fiscal year ended March 31, 2010, we recorded revenues of $2.6 billion compared to $3.4 billion in fiscal 2009. Net income for the same period was $204.4 million, or $1.32 per diluted share, compared to a net loss of $2.0 billion, or $13.99 per diluted share for the prior year, which included money market fund support and goodwill and intangible asset impairment charges. Our cash income, as adjusted,[1] was $381.3 million, or $2.45 per diluted share for fiscal year 2010, compared to a cash loss, as adjusted,[1] of $1.2 billion, or $8.47 per diluted share for the prior year. Legg Mason's stock price increased by 80.3% versus a 79.5% increase in the SNL Asset Manager Index for the fiscal year ended March 31, 2010 and by 91.6% versus 50.0%, respectively, from March 31, 2009 to June 8, 2010.

IMPROVING OUR COMPETITIVE POSITIONING

Between October 2008 and June 2009, amidst the cyclical global market downturn, we completed a series of significant cost cutting initiatives. As we continued to evaluate the overall capabilities and effectiveness of our business model, we recognized that additional actions were needed to meet the realities of our business and address the persistent challenge of depressed operating margins. We worked closely with our affiliates to find the most effective solution to grow our franchise and achieve a meaningful improvement in margins while protecting the investment independence of our managers and proven multi-affiliate structure. The result of this comprehensive review is a recently announced streamlined business model that will significantly reduce our cost structure and drive considerable margin improvement and profitability.

[1] Cash income and cash loss, as adjusted, represents a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP"). For more information regarding this non-GAAP financial measure, see Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Annual Report.

STREAMLINED BUSINESS MODEL


Affiliates Investing
Strategic Services
Client & Shareholder Value
Retail Distribution
Capital Allocation
Business Development

Legg Mason's streamlined business model is built upon our investment affiliates delivering customized solutions to investors. Our affiliates then leverage strategic corporate services including retail distribution and capital allocation and investing to better serve their clients and, ultimately, deliver value to our shareholders.

The key elements of our *streamlined model* are as follows:

- Certain shared services, particularly in areas that support our investment operations, that were previously handled at the corporate level, will transition to our investment affiliates where they will be closer to the client relationship and can be delivered with greater effectiveness;
- Strategic services, such as retail distribution, enterprise risk management, capital allocation, and investing in and with investment affiliates, will remain at the corporate level, and our shareholders will realize greater benefit from Legg Mason-sourced domestic retail assets; and,
- Fiscal year 2011 growth initiatives will include a greater focus on distribution and international growth, the pursuit of additional lift-out and bolt-on transactions, and the expansion of capital available to seed products.

We expect that these initiatives will result in cost savings of approximately $130 to $150 million on a run rate basis by the fourth quarter of fiscal year 2012 and we anticipate that the net result of these actions should be an improvement in adjusted operating margins on a pro forma basis of 6% to 8%. Our actions will have no impact on our managers' investment processes or our multi-affiliate structure and we are confident that the resulting increase in capital available for deployment will create more opportunities to enhance value for Legg Mason shareholders over the long term, a win-win for our clients, shareholders, and affiliates.

OUR AFFILIATES AT WORK

Investment performance at our managers improved during the fiscal year. The percentage of our long-term mutual fund assets outperforming their Lipper category average increased from 43% to 62% for the one year, 52% to 68% for the three years, 47% to 70% for the five years, and 75% to 80% for the ten years ended March 31, 2010 as compared to March 31, 2009.

Our affiliate businesses have stabilized and are growing or poised for growth in the coming quarters. Legg Mason Capital Management, Western Asset, and Brandywine experienced meaningful improvement in investment performance this fiscal year and Permal, Royce & Associates, and ClearBridge Advisors experienced continued strong long-term performance. Importantly, our affiliates continue to bring innovative products to market to meet the growing needs of our clients. Western Asset announced a strategic partnership for an actively-managed exchange traded fund in May 2010. Since April 2009, in addition to its first U.S. mutual fund, the Legg Mason Permal Tactical Allocation Fund, Permal launched three funds with a focus on global absolute returns, secondary market hedge fund opportunities, and China. And in February 2010, we launched the Legg Mason Strategic Real

In November 2009, we launched the Western Asset Global Corporate Defined Opportunity Fund (NYSE: GDO), a new closed-end fund that raised $302.0 million. Since the beginning of calendar year 2009, Legg Mason has launched four closed-end fund offerings, raising nearly $1 billion.


Western Asset Global Corporate
Defined Opportunity Fund
LISTED
NYSE
LEGG MASON
GLOBAL ASSET MANAGEMENT
19
GDO
LISTED

Royce & Associates focuses primarily on domestic and international small-cap value portfolios by paying close attention to risk and striving to maintain consistency and discipline, regardless of market movements and trends. Members of the company's investment team include Chuck Royce (far right), (left to right) Whitney George, Buzz Zaino and Charlie Dreifus.



Return Fund, an inflation-aware tactical asset allocation fund that targets the retirement sector.

Among the individual accolades received and achievements by our firm during the year are the following:

- In the annual *Barron's* ranking of best mutual fund families, Legg Mason ranked #6 out of 61 for the one year, #46 out of 54 for the five years, and #13 out of 48 for the ten years ending December 31, 2009;
- Six Western Asset funds, two Royce & Associates funds and one Legg Mason Investment Counsel fund received 2010 Lipper Awards based on consistently strong risk-adjusted performance relative to their peers;
- ClearBridge Advisors was selected by Pax World and Morningstar to serve as a subadvisor in their new ESG (Environmental, Social, and Governance) asset allocation offering in four strategies: Aggressive Growth, Growth, Moderate, and Conservative;
- Four Legg Mason Capital Management funds and one Royce & Associates fund ranked in *The Wall Street Journal's* list of "Category Kings" based on one-year total returns ending March 31, 2010; and,
- Western Asset's Global Inflation-Linked composite won the 2010 Investment Performance Award from *AsianInvestor* magazine in the Global Fixed Income, Inflation-Linked category for institutional funds management,[2] and the Department of the Treasury selected the firm as one of the managers of the Public-Private Investment Partnership via a newly created joint venture between Western Asset and The RLJ Companies in July 2009.

LEVERAGING OUR DISTRIBUTION FOOTPRINT

We know that in order to stay competitive, we will need to focus on opportunities to deliver top line growth. Our retail distribution platform is organized into two distinct teams: Americas and International. On the Americas side, we are beginning to see important results from our refocused strategy that places greater emphasis on certain channels, product innovation, and cross-selling opportunities, all in a more streamlined organization. In the last quarter of fiscal year 2010, Americas Distribution realized their first quarter

Legg Mason Japan, headed by Hirohisa Tajima, received the Best Group award in the Mixed Assets Category over three years at the Japan Lipper Fund Awards 2010. The Lipper group awards recognize investment fund groups with the highest average scores for all funds within a particular category.



[2] *AsianInvestor* is owned by Haymarket Publishing, which is not affiliated with Legg Mason.



Our largest equity manager, ClearBridge Advisors, pursues its goal of delivering consistently superior investment performance through a combination of research-driven, fundamental investing and the insights of veteran portfolio managers. Evan Bauman and Richie Freeman (left to right) manage several of ClearBridge Advisors' growth portfolios, including the Legg Mason ClearBridge Aggressive Growth Fund which has been in existence since 1983.

in three years of net inflows. We raised nearly $1 billion in four Western Asset closed-end funds since the beginning of calendar year 2009 and over $700 million in Brandywine large-cap value subadvised accounts. And in fiscal year 2010, we established over 13,000 new relationships with financial advisors and continued to gain product placement on distribution platforms.

In our International business, we continue to build momentum across our key markets and product areas, growing assets by 45% or $12.5 billion this fiscal year. Our International Distribution group has posted five consecutive quarters of net long-term inflows through March of 2010, and we believe that a tremendous opportunity exists to leverage our established global footprint and client base.

With meaningful sales improvements in both Americas and International, we feel that we are well positioned and focusing on the right products in the right channels. We remain hard at work and, importantly, believe that the infrastructure we have in place is capable of supporting substantially greater distribution volume. As of March 31, 2010, $238.4 billion or 35% of our assets under management were from clients domiciled outside of the United States and we believe that percentage will continue to grow.

STRENGTHENING OUR BALANCE SHEET

From a capital perspective, we made significant strides in restoring our balance sheet after weathering the credit crisis in 2008, first, by completing an exchange offer for equity units in August 2009, effectively converting approximately $1 billion of debt to shareholder equity and reducing related interest expense. As a result of this transaction, we dramatically improved our interest coverage ratios and realized GAAP and cash earnings accretion beginning in the December 2009 quarter. In January 2010, we lowered our debt further by paying down a $550 million term loan with a tax refund and cash on hand.

And most recently, with over $1 billion of excess cash on our balance sheet and sustained cash generation, our Board authorized the repurchase of up to $1 billion of common stock, which we believe is a very compelling use of our capital given our expectations for the future of Legg Mason. An initial $300 million will be repurchased by September of

InvestHedge Awards 2009

PERMAL
WINNER
FIXED INCOME
& CREDIT



HFM AWARDS
2010 HFMWEEK EUROPEAN PERFORMANCE AWARDS

PERMAL
FUND OF HEDGE FUNDS
MULTI STRATEGY OVER $1BN



A Permal diversified multi-manager fixed income fund won both the Fixed Income & Credit Award from InvestHedge at their 2010 Fund of Hedge Funds Awards in New York and the HFM Week "Fund of Hedge Funds Multi Strategy Over $1 Billion" award at their 2010 European Performance Awards in London. Funds managed by the Permal Group were also shortlisted in seven InvestHedge award categories.


GLOBAL ASSET MANAGEMENT
Singapore Investment Forum 2010
CONGRUIX
LEGG MASON

Legg Mason's 2010 Singapore Investment Forum, attended by more than 500 clients in the Asia region, included a panel discussion showcasing some of our diverse managers: (left to right) Bo Kratz from Permal, Julia Ho from Western Asset, Patrick Tan from Congruix Investment Management, and Bill Miller from Legg Mason Capital Management.

2010 and we expect subsequent shares to be repurchased as appropriate. We will continue to take a conservative approach to capital management, with a strategic desire to maintain flexibility to invest in other areas of our business as the need arises.

LOOKING AHEAD

A key element of our efficient, streamlined business model will be a greater availability of capital to invest in growing our affiliates and driving shareholder value. In the near term, we will accomplish this through investments in bolt-on or lift-out transactions, such as Legg Mason's bolt-on acquisition of Wyper Capital Management in March 2010 that brings global all-cap investment expertise to Royce & Associates. Furthermore, during the past twelve months alone, Legg Mason provided approximately $150 million of seed capital to our managers, and we have made meaningful additions to investment teams at several other affiliates and anticipate these types of additive transactions to continue under our streamlined business model.

Our rate of outflows declined substantially from last fiscal year, but we know that we must do better. We are encouraged by the results of fiscal 2010 and our improved performance. Given the lag that often exists between improved performance and a pickup in flows, we recognize that we must now work on maintaining our investment results.

We believe in our investment-centric, multi-manager structure. We believe that it is an attractive model that provides the right environment for our managers to deliver world-class, long-term investment results and that combined with the above-described actions, Legg Mason will emerge stronger and more competitive. Our priorities in fiscal year 2011 are clear: deliver on our fundamental goal of sustained investment excellence, execute on our streamlined business model to achieve meaningful margin enhancement, and continue to invest in our affiliates through the addition of new product capabilities, our distribution platform, and our people for future growth. Our philosophy remains that our clients' interests come first and that by focusing on our clients, our shareholders will be rewarded.

APPRECIATION AND CLOSING

Before closing, I want to acknowledge with sincere gratitude the commitment and contributions of Roger Schipke, who will be retiring from our Board of Directors later this year after twenty years of dedicated service. Roger has been an invaluable member of our Board and we wish him continued future success.

We remain encouraged by the improving economic fundamentals and are confident that even with the ongoing market volatility, the future is promising. Legg Mason is making strong progress in delivering results to our clients and our shareholders, but we are not resting here—we know that there is more work to be done as we continue to evolve and adapt our business for long-term success.

Mark R. Fetting
Chairman and Chief Executive Officer
June 10, 2010


LONDON
PARIS
LUXEMBOURG
MILAN
MADRID
MONTREAL
TORONTO
BOSTON
KITCHENER
STAMFORD
PHILADELPHIA
NEW YORK
CINCINNATI
WILMINGTON
BALTIMORE
EASTON
PASADENA
NAPLES
MIAMI
NASSAU

On the ground worldwide

Our managed assets now include $238.4 billion from clients domiciled outside the United States. We have a presence on the ground around the world, including nearly 520 investment professionals, 110 of whom are located outside the United States. Our affiliates offer a full spectrum of asset classes and investment mandates to a broad range of clients in diverse geographies and in multiple currencies.


SÃO PAULO
SANTIAGO

WESTERN ASSET

Western Asset is one of the world's largest managers of fixed income investments, offering a broad range of fixed income services representing a global array of currencies, investment strategies and markets. Western Asset has an integrated global investment platform and offers over 100 products, managed globally, in 17 currencies. At year end, clients domiciled outside the United States represented over 30% of Western Asset's total assets under management.

PERMAL

Permal is one of the oldest and largest fund-of-hedge-fund managers in the world, with over 30 years of experience in the hedge fund industry. In addition to providing investment opportunities in directional and absolute return strategies, the firm offers multiple investment programs covering a variety of geographic regions, investment strategies and risk/return objectives to a client base that extends to more than 50 countries.

CLEARBRIDGE ADVISORS

ClearBridge Advisors offers a range of investment styles, from small-cap value to large-cap growth, all utilizing a bottom-up, fundamental approach to security selection that is primarily research driven with a focus on companies with solid economic returns relative to their risk-adjusted valuations. The firm's portfolio managers have strong track records, with an average of 23 years of industry experience.

Royce & Associates

For more than 30 years, Royce & Associates has concentrated on investing in smaller companies. Royce's investment team uses a bottom-up, value-oriented approach, seeking companies with strong balance sheets, above-average returns on capital and trading at substantial discounts to their intrinsic value. The firm is particularly well-known for its family of mutual funds, The Royce Funds.

Brandywine GLOBAL

Founded in 1986, Brandywine Global has pursued a singular investment approach—value investing. Brandywine Global works consistently to strengthen its fundamental and quantitative research capabilities and broaden their application to new securities and new markets. The firm offers an array of fixed income, equity and balanced portfolios that invest in U.S., international and global markets.

WARSAW

TOKYO

DUBAI

TAIPEI

HONG KONG

SINGAPORE

SYDNEY

MELBOURNE


BATTERYMARCH
FINANCIAL MANAGEMENT, INC.

Founded in 1969, Batterymarch pioneered the use of equity strategies that use quantitative tools to apply traditional fundamental investment principles. The firm was one of the first U.S. institutional managers to invest in international and emerging markets. Today, Batterymarch uses proprietary strategies grounded in time-tested fundamental analysis to invest in approximately 50 countries on behalf of clients around the globe. Each of Batterymarch's products is defined by rigorous bottom-up stock selection, integrated risk control and cost-efficient trading.


LEGG MASON
CAPITAL MANAGEMENT

Established in 1982, Legg Mason Capital Management specializes in fundamental, valuation-based investment management for its clients around the world. The firm's investment team of more than 45 professionals offers a range of strategies by capitalization (small, mid, large, all) and style (value, growth, total return) and is recognized for its distinct culture and process, which applies lessons learned from the study of complex systems and behavioral finance.

LEGG MASON
Global Equities Group

A collection of speciality firms, the Legg Mason Global Equities Group includes Esemplia Emerging Markets, Congruix Investment Management and managers largely dedicated to local equities based in Australia, Hong Kong and Poland.


LEGG MASON
INVESTMENT COUNSEL

Legg Mason Investment Counsel provides investment management, trust and advisory services for affluent individuals, families, trusts, foundations, endowments and institutions. Portfolio managers and trust officers work directly with clients to tailor highly customized solutions that build, preserve and transfer wealth. The firm is also nationally recognized for its expertise in socially responsive investing.


PRIVATE
CAPITAL
Management

Headquartered in Naples, Florida, Private Capital Management was founded in 1986. The firm is focused on a single investment discipline—U.S. Value Equity. Private Capital Management pursues an absolute return-oriented investment philosophy by utilizing a bottom-up, all-cap, value-oriented investment approach.


GLOBAL CURRENTS
INVESTMENT MANAGEMENT

Global Currents is an investment boutique serving institutional clients, subadvisory relationships and high net worth individuals. The firm's global equity investment team focuses on classic value investing and the firm also offers an international value equity strategy and socially responsible portfolios.

BOARD OF DIRECTORS

(LEFT TO RIGHT)

Roger W. Schipke
Private Investor

Kurt L. Schmoke
Dean, School of Law at Howard University;
Former Mayor of Baltimore

Harold L. Adams
Chairman Emeritus, RTKL Associates, Inc.
(Chairman of Compensation Committee)

Nicholas J. St. George
Private Investor



Nelson Peltz
Chief Executive Officer and Founding Partner,
Trian Fund Management, L.P.

John E. Koerner III
Managing Member, Koerner Capital, LLC

Mark R. Fetting
Chairman and Chief Executive Officer, Legg Mason, Inc.

Barry Huff
Retired Vice Chairman, Deloitte
(Chairman of Risk Committee)

Margaret Milner Richardson
Private Consultant and Investor;
Former U.S. Commissioner of Internal Revenue

Dennis R. Beresford
Professor, University of Georgia;
Former Chairman of Financial Accounting Standards Board
(Chairman of Audit Committee)



John T. Cahill
Industrial Partner, Ripplewood Holdings, LLC

Scott C. Nuttall
Member, Kohlberg Kravis Roberts & Co.

Cheryl Gordon Krongard
Private Investor;
Former CEO, Rothschild Asset Management

W. Allen Reed
Private Investor; Retired CEO, GM Asset Management
Corporation (Lead Independent Director and Chairman
of Nominating & Corporate Governance Committee)



Not Pictured: Robert E. Angelica, Private Investor; Former Chairman and CEO, AT&T Investment Management Corporation

SELECTED FINANCIAL DATA

(Dollars in thousands, except per share amounts or unless otherwise noted)

	Years Ended March 31,				
	2010	2009	2008	2007	2006[1]
OPERATING RESULTS					
Operating revenues	**$2,634,879**	$ 3,357,367	$ 4,634,086	$4,343,675	$2,645,212
Operating expenses, excluding impairment	**2,313,696**	2,718,577	3,432,910	3,315,377	1,965,482
Impairment of goodwill and intangible assets	—	1,307,970	151,000	—	—
Operating income (loss)	**321,183**	(669,180)	1,050,176	1,028,298	679,730
Other non-operating income (expense)	**(14,698)**	(235,781)	(5,573)	15,556	35,732
Fund support	**23,171**	(2,283,236)	(607,276)	—	—
Income (loss) from continuing operations before income tax provision (benefit)	**329,656**	(3,188,197)	437,327	1,043,854	715,462
Income tax provision (benefit)	**118,676**	(1,223,203)	173,496	397,612	275,595
Income (loss) from continuing operations	**210,980**	(1,964,994)	263,831	646,242	439,867
Income from discontinued operations, net of tax[2]	—	—	—	—	66,421
Gain on sale of discontinued operations, net of tax[2]	—	—	—	572	644,040
Net income (loss)	**210,980**	(1,964,994)	263,831	646,814	1,150,328
Less: Net income (loss) attributable to noncontrolling interests	**6,623**	2,924	266	(4)	6,160
Net income (loss) attributable to Legg Mason, Inc.	**$ 204,357**	$(1,967,918)	$ 263,565	$ 646,818	$1,144,168
Net income (loss) from continuing operations attributable to Legg Mason, Inc.	**$ 204,357**	$(1,967,918)	$ 263,565	$ 646,246	$ 433,707
PER SHARE					
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:					
Basic					
Income (loss) from continuing operations	**$ 1.33**	$ (13.99)	$ 1.86	$ 4.58	$ 3.60
Income from discontinued operations[2]	—	—	—	—	0.55
Gain on sale of discontinued operations[2]	—	—	—	—	5.35
	$ 1.33	$ (13.99)	$ 1.86	$ 4.58	$ 9.50
Diluted					
Income (loss) from continuing operations	**$ 1.32**	$ (13.99)	$ 1.83	$ 4.48	$ 3.35
Income from discontinued operations[2]	—	—	—	—	0.51
Gain on sale of discontinued operations[2]	—	—	—	—	4.94
	$ 1.32	$ (13.99)	$ 1.83	$ 4.48	$ 8.80
Weighted-average shares outstanding:					
Basic	**153,715**	140,669	142,018	141,112	120,396
Diluted[3]	**155,362**	140,669	143,976	144,386	130,279
Dividends declared	**$ .120**	$ .960	$ .960	$ .810	$ .690
BALANCE SHEET					
Total assets	**$8,613,711**	$ 9,232,299	$11,830,352	$9,604,488	$9,302,490
Long-term debt	**1,170,334**	2,740,190	1,992,231	1,112,624	1,202,960
Total stockholders' equity	**5,841,724**	4,598,625	6,784,641	6,541,490	5,850,116
FINANCIAL RATIOS AND OTHER DATA					
Cash income (loss) from continuing operations attributable to Legg Mason, Inc., as adjusted, per diluted share (non-GAAP)[4]	**$ 2.45**	$ (8.47)	$ 6.11	$ 5.86	$ 4.10
Operating margin	**12.2%**	(19.9)%	22.7%	23.7%	25.7%
Operating margin, as adjusted (non-GAAP)[5]	**20.6%**	23.8%	35.5%	33.1%	33.3%
Total debt to total capital[6]	**19.6%**	39.4%	26.9%	14.5%	18.0%
Assets under management *(in millions)*	**$ 684,549**	$ 632,404	$ 950,122	$ 968,510	$ 867,550
Full-time employees	**3,550**	3,890	4,220	4,030	3,820

(1) Includes results of Citigroup's asset management business ("CAM") and Permal Group Ltd ("Permal") since acquisition in fiscal 2006 and discontinued private client, capital markets and mortgage banking and servicing operations.

(2) All attributable to Legg Mason, Inc.

(3) Basic shares and diluted shares are the same for periods with a net loss.

(4) Cash income (loss) from continuing operations, as adjusted, is a non-GAAP performance measure. We define cash income (loss) as income from continuing operations attributable to Legg Mason, Inc., plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and indefinite-life intangible asset impairments. We define cash income (loss), as adjusted as cash income plus (less) net money market fund support losses (gains) and impairment charges less net losses on the sale of the underlying structured investment vehicle securities. See Supplemental Non-GAAP Information in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(5) Operating margin, as adjusted, is a non-GAAP performance measure we calculate by dividing (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements and, impairment charges by (ii) our operating revenues less distribution and servicing expenses that are passed through to third-party distributors, which we refer to as "adjusted operating revenues." See Supplemental Non-GAAP Information in Management's Discussion and Analysis of Financial Condition and Results of Operations.

(6) Calculated based on total debt as a percentage of total capital (total stockholders' equity plus total debt) as of March 31.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Legg Mason, Inc., a holding company, with its subsidiaries (which collectively comprise "Legg Mason") is a global asset management firm. Acting through our subsidiaries, we provide investment management and related services to institutional and individual clients, company-sponsored mutual funds and other investment vehicles. We offer these products and services directly and through various financial intermediaries. We have operations principally in the United States of America and the United Kingdom and also have offices in Australia, Bahamas, Brazil, Canada, Chile, China, Dubai, France, Germany, Italy, Japan, Luxembourg, Poland, Singapore, Spain and Taiwan.

We operate in one reportable business segment, Asset Management. We manage our business in two divisions or operating segments, Americas and International, which are primarily based on the geographic location of the advisor or the domicile of fund families we manage. Our division management reports directly to our Chief Executive Officer. The Americas division consists of our U.S.-domiciled fund families, the separate account businesses of our U.S.-based investment affiliates and the domestic distribution organization. Similarly, the International Division consists of our fund complexes, distribution teams and investment affiliates located outside the U.S. We believe this structure provides greater focus and allows us to maximize distribution efforts and more efficiently take advantage of growth opportunities locally and abroad.

Our operating revenues primarily consist of investment advisory fees, from separate accounts and funds, and distribution and service fees. Investment advisory fees are generally calculated as a percentage of the assets of the investment portfolios that we manage. In addition, performance fees may be earned under certain investment advisory contracts for exceeding performance benchmarks. Distribution and service fees are fees received for distributing investment products and services or for providing other support services to investment portfolios, and are generally calculated as a percentage of the assets in an investment portfolio or as a percentage of new assets added to an investment portfolio. Our revenues, therefore, are dependent upon the level of our assets under management, and thus are affected by factors such as securities market conditions, our ability to attract and maintain assets under management and key investment personnel, and investment performance. Our assets under management primarily vary from period to period due to inflows and outflows of client assets and market performance. Client decisions to increase or decrease their assets under our management, and decisions by potential clients to utilize our services, may be based on one or more of a number of factors. These factors include our reputation in the marketplace, the investment performance, both absolute and relative to benchmarks or competitive products, of our products and services, the fees we charge for our investment services, the client or potential client's situation, including investment objectives, liquidity needs, investment horizon and amount of assets managed, our relationships with distributors and the external economic environment, including market conditions.

The fees that we charge for our investment services vary based upon factors such as the type of underlying investment product, the amount of assets under management, and the type of services (and investment objectives) that are provided. Fees charged for equity asset management services are generally higher than fees charged for fixed income and liquidity asset management services. Accordingly, our revenues will be affected by the composition of our assets under management. In addition, in the ordinary course of our business, we may reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Under revenue sharing agreements, certain of our subsidiaries retain different percentages of revenues to cover their costs, including compensation. As such, our Net income attributable to Legg Mason, Inc., operating margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in assets under management at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

The most significant component of our cost structure is employee compensation and benefits, of which a majority is variable in nature and includes incentive compensation that is primarily based upon revenue levels and profits. The next largest component of our cost structure is distribution and servicing fees, which are primarily fees paid to third-party distributors for selling our asset management products and services and are largely variable in nature. Certain other operating costs are fixed in nature, such as occupancy, depreciation and amortization, and fixed contract commitments for market data, communication and technology services, and usually do not decline with reduced levels of business activity or, conversely, usually do not rise proportionately with increased business activity.

Our financial position and results of operations are materially affected by the overall trends and conditions of the financial markets, particularly in the United States, but increasingly in the other countries in which we operate. Results of any individual period should not be considered representative of future results. Our profitability is sensitive to a variety of factors, including the amount and composition of our assets under management, and the volatility and general level of securities prices and interest rates, among other things. Sustained periods of unfavorable market conditions are likely to affect our profitability adversely. In addition, the diversification of services and products offered, investment performance, access to distribution channels, reputation in the market, attracting and retaining key employees and client relations are significant factors in determining whether we are successful in attracting and retaining clients. The recent economic downturn contributed to a significant contraction in our business, although we have experienced improvement over the past year.

The financial services business in which we are engaged is extremely competitive. Our competition includes numerous global, national, regional and local asset management firms, broker-dealers and commercial banks. The industry has been dramatically impacted by the recent economic downturn, and in prior years by the consolidation of financial services firms through mergers and acquisitions. During the fiscal years ended March 31, 2009 and 2008, the fixed income markets endured substantial turmoil. One effect of this turmoil was that liquidity in the markets for many types of asset backed commercial paper and medium term notes issued by structured investment vehicles ("SIVs") became substantially reduced. As a result, and to protect our clients, we entered into several arrangements during fiscal 2009 and 2008 to provide support to liquidity funds, managed by a subsidiary, that had invested in SIV securities. There were no arrangements remaining as of March 31, 2010.

The industry in which we operate is also subject to extensive regulation under federal, state, and foreign laws. Like most firms, we have been impacted by the regulatory and legislative changes. Responding to these changes has required us to incur costs that continue to impact our profitability.

All references to fiscal 2010, 2009 or 2008 refer to our fiscal year ended March 31 of that year. Terms such as "we," "us," "our," and "Company" refer to Legg Mason.

BUSINESS ENVIRONMENT AND RESULTS OF OPERATIONS

The financial environment globally and in the United States rebounded during fiscal 2010, but challenging market conditions persisted throughout most of our fiscal year due to uncertainties surrounding regulatory reform and mixed economic data. The equity markets increased due to steady improvement in consumer confidence, stabilization of still elevated unemployment rates, and improved performance in corporate earnings across many sectors. During fiscal 2010, the Federal Reserve Board held the discount rate at 0.25%, the lowest in history. Our results were positively impacted by many of these factors and the cost saving measures that began last fiscal year. The financial environment in which we operate continues to be challenging moving into fiscal 2011. We cannot predict how these uncertainties will impact the Company's results.

All three major U.S. equity market indices, as well as the Barclays Capital U.S. Aggregate Bond Index and Barclays Capital Global Aggregate Bond Index, increased significantly during the fiscal year as illustrated in the table below:

Indices	% Change for the year ended March 31, 2010
Dow Jones Industrial Average[(1)]	42.68%
S&P 500[(2)]	46.57%
NASDAQ Composite Index[(3)]	56.87%
Barclays Capital U.S. Aggregate Bond Index[(4)]	7.69%
Barclays Capital Global Aggregate Bond Index[(4)]	10.23%

(1) Dow Jones Industrial Average is a trademark of Dow Jones & Company, which is not affiliated with Legg Mason.
(2) S&P is a trademark of Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which is not affiliated with Legg Mason.
(3) NASDAQ is a trademark of the NASDAQ Stock Market, Inc., which is not affiliated with Legg Mason.
(4) Barclays Capital U.S. Aggregate Bond Index and Barclays Capital Global Aggregate Bond Index are trademarks of Barclays Capital, which is not affiliated with Legg Mason.

The following table sets forth, for the periods indicated, amounts in the Consolidated Statements of Operations as a percentage of operating revenues and the increase (decrease) by item as a percentage of the amount for the previous period:

	Percentage of Operating Revenues Years Ended March 31,			Period to Period Change[1]	
	2010	2009	2008	**2010 Compared to 2009**	2009 Compared to 2008
Operating Revenues					
Investment advisory fees					
Separate accounts	**30.9%**	30.3%	31.6%	**(19.9)%**	(30.5)%
Funds	**51.9**	54.7	50.1	**(25.5)**	(20.8)
Performance fees	**2.7**	0.5	2.9	**310.0**	(86.9)
Distribution and service fees	**14.3**	14.2	14.9	**(21.0)**	(31.4)
Other	**0.2**	0.3	0.5	**(47.6)**	(54.0)
Total operating revenues	**100.0**	100.0	100.0	**(21.5)**	(27.6)
Operating Expenses					
Compensation and benefits	**42.2**	33.7	33.9	**(1.8)**	(27.9)
Distribution and servicing	**26.3**	28.9	27.5	**(28.7)**	(23.9)
Communications and technology	**6.2**	5.6	4.2	**(13.4)**	(2.3)
Occupancy	**6.0**	6.2	2.8	**(25.1)**	61.9
Amortization of intangible assets	**0.8**	1.1	1.2	**(37.6)**	(36.3)
Impairment of goodwill and intangible assets	**—**	39.0	3.3	**n/m**	n/m
Other	**6.3**	5.4	4.4	**(7.9)**	(13.3)
Total operating expenses	**87.8**	119.9	77.3	**(42.5)**	12.4
Operating Income (Loss)	**12.2**	(19.9)	22.7	**n/m**	n/m
Other Income (Expense)					
Interest income	**0.3**	1.7	1.7	**(86.9)**	(26.8)
Interest expense	**(4.8)**	(5.5)	(2.0)	**(30.9)**	104.9
Fund support	**0.9**	(68.0)	(13.1)	**n/m**	n/m
Other	**3.9**	(3.3)	0.1	**n/m**	n/m
Total other income (expense)	**0.3**	(75.1)	(13.3)	**n/m**	n/m
Income (Loss) before Income Tax Provision (Benefit)	**12.5**	(95.0)	9.4	**n/m**	n/m
Income tax provision (benefit)	**4.5**	(36.5)	3.7	**n/m**	n/m
Net Income (Loss)	**8.0**	(58.5)	5.7	**n/m**	n/m
Less: Net income (loss) attributable to noncontrolling interest	**0.2**	0.1	—	**n/m**	n/m
Net Income (Loss) Attributable to Legg Mason, Inc.	**7.8%**	(58.6)%	5.7%	**n/m**	n/m

n/m—not meaningful

(1) Calculated based on the change in actual amounts between fiscal years as a percentage of the prior year amount.

FISCAL 2010 COMPARED WITH FISCAL 2009

Financial Overview

Net income attributable to Legg Mason, Inc. for the year ended March 31, 2010 totaled $204.4 million, or $1.32 per diluted share, compared to Net loss attributable to Legg Mason, Inc. of $1.97 billion, or $13.99 per diluted share, in the prior year. This increase was primarily due to the impact of $1.4 billion of losses, net of income tax benefits and compensation related adjustments, related to the elimination of the exposure to SIVs in liquidity funds managed by a subsidiary in the prior fiscal year. The impact of impairment charges related to goodwill and intangible assets, primarily in our former Wealth Management division (see Note 5 of Notes to Consolidated Financial Statements), $863.4 million, net of income tax benefits, recorded in the prior fiscal year also contributed to the increase. Cash income, as adjusted (see Supplemental Non-GAAP Financial Information) was $381.3 million, or $2.45 per diluted share, compared to cash loss, as adjusted, of $1.2 billion, or $8.47 per diluted share, in the prior year. This increase was primarily due to the impact of $1.7 billion of net realized losses on the sale of SIV securities in the prior fiscal year. Operating margin increased to 12.2% from (19.9)% in the prior year, primarily due to the impact of impairment charges related to goodwill and intangible assets recorded in the prior fiscal year. Operating margin, as adjusted (see Supplemental Non-GAAP Financial Information) decreased to 20.6% from 23.8% in the prior year.

Assets Under Management

The components of the changes in our assets under management ("AUM") (in billions) for the years ended March 31 were as follows:

	2010	2009
Beginning of period	**$632.4**	$ 950.1
Investment funds, excluding liquidity funds[1]		
Subscriptions	**38.8**	43.7
Redemptions	**(40.2)**	(78.6)
Separate account flows, net	**(76.5)**	(109.0)
Liquidity fund flows, net	**(4.1)**	(15.0)
Net client cash flows	**(82.0)**	(158.9)
Market performance and other[2]	**134.1**	(157.7)
Dispositions	**—**	(1.1)
End of period	**$684.5**	$ 632.4

(1) Subscriptions and redemptions reflect the gross activity in the funds and include assets transferred between funds and between share classes.
(2) Includes impact of foreign exchange.

AUM at March 31, 2010 were $685 billion, an increase of $52 billion or 8% from March 31, 2009. The increase in AUM was attributable to market appreciation of $134 billion, of which approximately 6% resulted from the impact of foreign currency exchange fluctuation, which was partially offset by net client outflows of $82 billion. The majority of outflows were in fixed income with $64 billion, or 78% of the outflows, followed by equity outflows and liquidity outflows of $15 billion and $3 billion, respectively. The majority of fixed income outflows were in products managed by Western Asset Management Company ("Western Asset") and Brandywine Global Investment Management, LLC ("Brandywine") that had experienced past investment underperformance, although their performance improved significantly during fiscal 2010. We have experienced outflows in our fixed income asset class since fiscal 2008. Equity outflows were primarily experienced by products managed at ClearBridge Advisors LLC ("ClearBridge"), Batterymarch Financial Management, Inc. ("Batterymarch"), The Permal Group, Ltd. ("Permal") and Legg Mason Capital Management, Inc. ("LMCM"). Due in part to investment performance issues, we have experienced net equity outflows since fiscal 2007, although recent performance improved significantly during fiscal 2010 and the rate of outflows in this asset class has generally been lower in recent quarters. We generally earn higher fees and profits on equity AUM, and outflows in this asset class will more negatively impact our revenues and net income than would outflows in other asset classes.

Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and investors in the mutual funds that we manage may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationships with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any number of reasons, including investment performance, changes in prevailing interest rates, changes in our reputation in the marketplace, changes in management or control of clients or third-party distributors with whom we have relationships, loss of key investment management personnel or financial market performance.

Effective fiscal 2010, our alternative investment products are classified as investment funds for reporting purposes. Prior period amounts have been reclassified to conform to the current period presentation.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 were as follows:

	2010	**% of Total**	2009	% of Total	% Change
Equity	**$173.8**	**25.4**	$126.9	20.1	37.0
Fixed income	**364.3**	**53.2**	357.6	56.5	1.9
Liquidity	**146.4**	**21.4**	147.9	23.4	(1.0)
Total	**$684.5**	**100.0**	$632.4	100.0	8.2

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2010 were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2009	$126.9	$357.6	$147.9	$632.4
Investment funds, excluding liquidity funds				
Subscriptions	18.7	20.1	—	38.8
Redemptions	(23.4)	(16.8)	—	(40.2)
Separate account flows, net	(10.7)	(67.3)	1.5	(76.5)
Liquidity fund flows, net	—	—	(4.1)	(4.1)
Net client cash flows	(15.4)	(64.0)	(2.6)	(82.0)
Market performance and other	62.3	70.7	1.1	134.1
March 31, 2010	**$173.8**	**$364.3**	**$146.4**	**$684.5**

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2010	**% of Total**	2009	% of Total	% Change
Equity	**$155.7**	**23.0**	$203.2	25.1	(23.4)
Fixed income	**370.7**	**54.9**	438.0	54.0	(15.4)
Liquidity	**149.1**	**22.1**	169.2	20.9	(11.9)
Total	**$675.5**	**100.0**	$810.4	100.0	(16.6)

AUM by Division

AUM by division (in billions) as of March 31 were as follows:

	2010	**% of Total**	2009	% of Total	% Change
Americas	**$475.8**	**69.5**	$446.7	70.6	6.5
International	**208.7**	**30.5**	185.7	29.4	12.4
Total	**$684.5**	**100.0**	$632.4	100.0	8.2

The component changes in our AUM by division (in billions) for the year ended March 31, 2010 were as follows:

	Americas	International	Total
March 31, 2009	$446.7	$185.7	$632.4
Investment funds, excluding liquidity funds			
Subscriptions	24.4	14.4	38.8
Redemptions	(26.2)	(14.0)	(40.2)
Separate account flows, net	(50.7)	(25.8)	(76.5)
Liquidity fund flows, net	(18.6)	14.5	(4.1)
Net client cash flows	(71.1)	(10.9)	(82.0)
Market performance and other	100.2	33.9	134.1
March 31, 2010	**$475.8**	**$208.7**	**$684.5**

Investment Performance[1]

Investment performance of our assets under management in the year ended March 31, 2010 improved compared to relevant benchmarks from the prior year.

Although the unemployment rate remains high, the U.S. economy continues to slowly show signs of recovery. A strong rebound in corporate earnings, improvements in existing home sales and consumer spending, and stabilization in the financial services industry helped to restore some level of investor confidence. However, uncertainty in the markets remains, as best evidenced by the May 6, 2010 intraday sell-off and subsequent rebound. With concerns regarding the credit quality of certain European nations, and as government stimulus initiatives continue globally, debates about inflation and deflation loom.

As of March 31, 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 49%, 61%, 72%, and 86%, respectively, of our marketed equity composite[2] assets outpaced their benchmarks. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 49%, 53%, 58%, and 88%, respectively, of our marketed equity composite assets outpaced their benchmarks.

In the fixed income markets, government yields continued to rise as investors grew concerned about the need to finance the growing federal deficit and demand for government bonds decreased due to investors' returning appetite for risk. Most sector spreads declined in the past year as investors returned to riskier securities such as high-yield bonds and emerging market debt securities. Investment grade corporate bonds delivered their strongest performance on record with 2000 basis points in excess returns over treasuries in 2009.

For the 1-year period, the Treasury yield curve remains historically steep as the Federal Reserve continues to keep federal funds at close to 0%. The worst performing fixed income sector was Government bonds as measured by the Barclays U.S. Government Bond returning (3.70)%, in contrast to High Yield Bonds which returned 58.21% for 2009.

As of March 31, 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 88%, 40%, 50%, and 88%, respectively, of our marketed fixed income composite assets outpaced their benchmarks. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 31%, 12%, 32%, and 17%, respectively, of our marketed fixed income composite assets outpaced their benchmarks.

As of March 31, 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods 62%, 68%, 70%, and 80%, respectively, of our U.S. long-term mutual fund[3] assets outpaced their Lipper category average. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 43%, 52%, 47%, and 75%, respectively, of our U.S. long-term mutual fund[3] assets outpaced their Lipper category average.

As of March 31, 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods 51%, 63%, 65%, and 78%, respectively, of our U.S. equity mutual fund[3] assets outpaced their Lipper category average. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 47%, 60%, 49%, and 76%, respectively, of our U.S. equity mutual fund[3] assets outpaced their Lipper category average.

As of March 31, 2010, for the trailing 1-year, 3-year, 5-year, and 10-year periods 81%, 78%, 83%, and 87%, respectively, of our U.S. fixed income mutual fund[3] assets outpaced their Lipper category average. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 38%, 41%, 45%, and 72%, respectively, of our U.S. fixed income mutual fund[3] assets outpaced their Lipper category average.

(1) Index performance in this section includes reinvestment of dividends and capital gains.

(2) A composite is an aggregation of discretionary portfolios (separate accounts and investment funds) into a single group that represents a particular investment objective or strategy. Each of our asset managers has its own specific guidelines for including portfolios in its marketed composites. Assets under management that are not managed in accordance with the guidelines are not included in a composite. As of March 31, 2010 and 2009, 87% and 85% of our equity assets under management, respectively, in each period, and 82% and 84%, of our fixed income assets under management, respectively, were in marketed composites.

(3) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2010 and 2009, the U.S. long-term mutual fund assets represented in the data accounted for 16% and 12%, respectively, of our total assets under management. The performance of our U.S. long-term mutual fund assets is included in the marketed composites.

Revenue by Division

Operating revenues by division (in millions) for the years ended March 31 were as follows:

	2010	**% of Total**	2009	% of Total	% Change
Americas	**$1,866.9**	**70.9**	$2,290.5	68.2	(18.5)
International	**768.0**	**29.1**	1,066.9	31.8	(28.0)
Total	**$2,634.9**	**100.0**	$3,357.4	100.0	(21.5)

The decrease in operating revenues in the Americas division was primarily due to decreased mutual fund advisory fees on assets managed by Western Asset, LMCM, and ClearBridge, decreased separate account advisory fees on assets managed by Western Asset and ClearBridge and decreased distribution and service fee revenues from U.S. retail equity funds. The decrease in operating revenues in the International division was primarily due to decreased fund revenues at Permal.

RESULTS OF OPERATIONS

Operating Revenues

Total operating revenues for the year ended March 31, 2010 were $2.6 billion, down 22% from $3.4 billion in the prior year primarily as a result of a 17% decrease in average AUM. The shift in the mix of average AUM from higher fee equity assets to a greater percentage of liquidity and fixed income assets also contributed to the revenue decline.

Investment advisory fees from separate accounts decreased $202.4 million, or 20%, to $814.8 million. Of this decrease, $104.3 million was the result of lower average equity assets at ClearBridge, Private Capital Management, LP ("PCM"), LMCM and Brandywine, and $95.5 million was the result of lower average fixed income assets managed at Western Asset.

Investment advisory fees from funds decreased $469.1 million, or 26%, to $1.4 billion. Of this decrease, $309.2 million was the result of lower average equity assets managed primarily at Permal, LMCM, and ClearBridge, $73.1 million was the result of fee waivers related to liquidity funds managed by Western Asset primarily to maintain certain yields to investors, and $66.9 million was the result of lower average liquidity assets managed at Western Asset.

Performance fees increased 310%, or $54.0 million, to $71.5 million during fiscal 2010, driven by fees earned on assets managed at Western Asset and Permal.

Distribution and service fees decreased 21% to $375.3 million, primarily as a result of a decline in average mutual fund AUM and the impact of increased fee waivers related to liquidity funds managed by Western Asset.

Operating Expenses

As a result of substantial declines in revenues during fiscal 2009 due to challenging market conditions, actions were taken to reduce our corporate cost structure. These cost-saving measures primarily included reductions in full-time employees and discretionary incentive compensation in business support functions, significant reductions in the utilization of consultants for technology projects, and substantial curtailment of promotional costs.

Operating expenses in fiscal 2010 continued to benefit from the cost reduction initiatives implemented in fiscal 2009, with many of the more significant actions implemented in the December 2008 quarter. The discussion below for each of our operating expenses identifies the amount of variance attributable to cost savings achieved in fiscal 2010 and 2009, where applicable.

Compensation and benefits decreased 2% to $1.1 billion. This decrease was driven by a $139.1 million decrease in revenue share-based compensation, primarily resulting from lower revenues in fiscal 2010, the impact of which was offset in part by reductions in other operating expenses at revenue share-based affiliates. The net impact of workforce reductions lowered compensation by approximately $27.5 million. These reductions were substantially offset by an increase in deferred compensation and revenue share-based incentive obligations of $150.3 million resulting from market gains on assets invested for deferred compensation plans and seed capital investments, which are offset by gains in other non-operating income (expense). Compensation as a percentage of operating revenues increased to 42.2% from 33.7% in the prior fiscal year primarily as a result of compensation increases related to unrealized market gains on assets invested for deferred compensation plans and investments in proprietary fund products and the impact of fixed compensation costs which do not directly vary with revenues.

Distribution and servicing expenses decreased 29% to $691.9 million, primarily as a result of a decrease in average AUM in certain products for which we pay fees to third-party distributors and the impact of liquidity fund fee waivers that reduce amounts paid to our distributors.

Communications and technology expense decreased 13% to $163.1 million, primarily as a result of cost savings initiatives that contributed to a $13.6 million reduction in technology consulting fees, telecommunications and market data services. Reductions in printing costs and lower technology depreciation expense, which resulted from the full depreciation of certain assets prior to or during fiscal 2010, of $7.7 million and $4.5 million, respectively, also contributed to the decrease.

Occupancy expense decreased 25% to $157.0 million, primarily due to the recognition of $70.1 million of lease charges related to office vacancies recorded in the prior year, offset in part by a $19.3 million charge primarily resulting from the subleasing of space in our corporate headquarters in fiscal 2010.

Amortization of intangible assets decreased 38% to $22.8 million, primarily due to the impact of intangible asset impairments during fiscal 2009, which reduced amortization expense by $13.5 million.

Impairment charges were $1.3 billion in fiscal 2009. Approximately $1.2 billion of the total impairment charges related to goodwill and intangible assets in our former Wealth Management division as a result of significant declines in the AUM and projected cash flows within that division. The remaining $146 million related to certain acquired management contracts, as a result of a more accelerated rate of client attrition, and the impairment of a trade name. See Note 5 of Notes to Consolidated Financial Statements for further discussion of the impairment charges.

Other expenses decreased $14.4 million to $167.6 million, primarily as a result of cost savings initiatives that contributed to reductions in travel and entertainment costs of $15.6 million, and advertising costs of $7.7 million. These decreases were partially offset by an increase of $11.5 million in charges related to the impact of an investor settlement and trading errors.

In May 2010, we announced a plan to streamline our business model to drive increased profitability and growth that includes: 1) transitioning certain shared services to our investment affiliates where they are closer to the actual client relationships and can be delivered with greater effectiveness; and 2) our Americas distribution group sharing in revenue on retail-based AUM growth. This plan involves headcount reductions in operations, technology and other administrative areas at the corporate location, which may be partially offset by headcount increases at the affiliates, and will ultimately enable us to eliminate a portion of our corporate office space that was dedicated to our operations and technology employees. We project that the initiative will result in annual cost savings of approximately $130 to $150 million, and expect to achieve the savings on a run rate basis by the fourth quarter of fiscal 2012. The initiative is projected to involve restructuring- and transition-related costs that will primarily include transition payments to affiliates (primarily compensation) to temporarily offset the cost of absorbing the services, charges for severance and retention incentives, and may also include costs for early contract terminations and asset disposals. The total expected costs are in the range of $190 to $210 million and will be incurred over the next two fiscal years. However, the achievement of all projected cost savings and margin improvements, as well as the amount of restructuring- and transition-related costs, will be subject to many factors, including market conditions and other factors affecting the financial results of the Company and our affiliates and the rate of AUM growth. In addition, our business is dynamic and may require us to incur incremental expenses from time-to-time to grow and better support the business.

Non-Operating Income (Expense)

Interest income decreased 87% to $7.4 million, primarily as a result of a decline in average interest rates and lower average investment balances, which reduced interest income by $36.2 million and $12.9 million, respectively.

Interest expense decreased 31% to $126.3 million, primarily as a result of the exchange of our Equity Units in August 2009, which reduced interest expense by $36.5 million, and a $24.6 million decrease due to the repayment of $250 million of the outstanding borrowings under our revolving credit facility in March 2009, the repayment of our 6.75% senior notes in July 2008, the repayment of the $550 million outstanding balance on our $700 million term loan in January 2010, as well as lower interest rates paid on this term loan during fiscal 2010. These decreases were partially offset by an increase of $5.0 million in amortization of debt issuance costs, primarily related to the early repayment of our $700 million term loan.

Due to increases in the net asset values of previously supported liquidity funds, in fiscal 2010 we reversed unrealized, non-cash losses recorded in fiscal 2009 of $20.6 million related to liquidity fund support arrangements for our offshore funds that did not involve SIVs. During fiscal 2009, fund support losses were $1.7 billion, primarily as a result of SIV price deterioration and our elimination of SIV exposure. See Note 17 of Notes to Consolidated Financial Statements for additional information on fund support.

Other non-operating income (expense) increased $213.5 million to income of $104.3 million, primarily as a result of an increase of $133.7 million in unrealized market gains on assets invested for deferred compensation plans, which are substantially offset by corresponding compensation increases discussed above, and $91.1 million in unrealized market gains on investments in proprietary fund products, which are partially offset by corresponding compensation increases discussed above. These increases were offset in part by the impact of $22.0 million in charges related to the exchange of substantially all of our Equity Units in fiscal 2010.

Income Tax Benefit

The provision for income taxes was $118.7 million compared to a benefit of $1.2 billion in the prior year, primarily as a result of increased earnings due to the absence of losses related to liquidity fund support and goodwill impairment charges. The effective tax rate was 36.0% compared to a benefit rate of 38.4% in the prior year. The current year rate was beneficially impacted by lower effective tax rates in foreign jurisdictions. The prior year's benefit rate was driven by the impact of the SIV-related charges with lower state tax benefits and the impact of a non-deductible portion of the goodwill impairment charge, offset by tax benefits associated with the restructuring of a foreign subsidiary.

Supplemental Non-GAAP Financial Information

As supplemental information, we are providing performance measures that are based on methodologies other than generally accepted accounting principles ("non-GAAP") for "cash income," "cash income, as adjusted," and "operating margin, as adjusted" that management uses as benchmarks in evaluating and comparing the period-to-period operating performance of Legg Mason, Inc. and its subsidiaries.

Cash Income (Loss), as Adjusted

We define "cash income" as net income (loss) attributable to Legg Mason, Inc. plus amortization and deferred taxes related to intangible assets and goodwill, and imputed interest and tax benefits on contingent convertible debt less deferred income taxes on goodwill and intangible asset impairment. We define "cash income, as adjusted" as cash income plus (less) net money market fund support losses (gains) and impairment charges less net losses on the sale of the underlying SIV securities.

We believe that cash income and cash income, as adjusted, provide good representations of our operating performance adjusted for non-cash acquisition related items and other items as indicators of value that facilitate comparison of our results to the results of other asset management firms that have not engaged in money market fund support transactions, issued contingent convertible debt or made significant acquisitions, including any related goodwill or intangible asset impairments.

We also believe that cash income and cash income, as adjusted, are important metrics in estimating the value of an asset management business. These measures are provided in addition to net income, but are not a substitute for net income and may not be comparable to non-GAAP performance measures, including measures of cash earnings or cash income, of other companies. Further, cash income and cash income, as adjusted, are not liquidity measures and should not be used in place of cash flow measures determined under GAAP. Legg Mason considers cash income and cash income, as adjusted, to be useful to investors because they are important metrics in measuring the economic performance of asset management companies, as indicators of value that facilitate comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in money market fund support transactions, significant acquisitions, or issued contingent convertible debt.

In calculating cash income, we add the impact of the amortization of intangible assets from acquisitions, such as management contracts, to net income to reflect the fact that these non-cash expenses distort comparisons of Legg Mason's operating results with the results of other asset management firms that have not engaged in significant acquisitions. Deferred taxes on indefinite-life intangible assets and goodwill represent actual tax benefits that are not realized under GAAP absent an impairment charge or the disposition of the related business. Because we actually receive these tax benefits on indefinite-life intangibles and goodwill over time, we add them to net income in the calculation of cash income. Conversely, we subtract the realized income tax benefits on impairment charges that have been recognized under GAAP. We also add back imputed interest on contingent convertible debt, which is a non-cash expense, as well as the actual tax benefits on the related contingent convertible debt that are not realized under GAAP. In calculating cash income, as adjusted, we add (subtract) net money market fund support losses (gains) (net of losses on the sale of the underlying SIV securities, if applicable) and impairment charges to cash income to reflect that these charges distort comparisons of Legg Mason's operating results to prior periods and the results of other asset management firms that have not engaged in money market fund support transactions or significant acquisitions, including any related impairments. Should a disposition or impairment charge for indefinite-life intangibles or goodwill occur, its impact on cash income and cash income, as adjusted, may distort actual changes in the operating performance or value of our firm. Also, realized losses on money market fund support transactions are reflective of changes in the operating performance and value of our firm. Accordingly, we monitor these items and their related impact, including taxes, on cash income and cash income, as adjusted, to ensure that appropriate adjustments and explanations accompany such disclosures.

Although depreciation and amortization of fixed assets are non-cash expenses, we do not add these charges in calculating cash income or cash income, as adjusted, because these charges are related to assets that will ultimately require replacement.

A reconciliation of net income (loss) attributable to Legg Mason, Inc. to cash income (loss), as adjusted (in thousands except per share amounts) is as follows:

	For the Years Ended March 31,	
	2010	2009
Net Income (Loss) Attributable to Legg Mason, Inc.	**$204,357**	$(1,967,918)
Plus (Less):		
Amortization of intangible assets	**22,769**	36,488
Deferred income taxes on intangible assets	**136,252**	142,494
Deferred income taxes on impairment charges	—	(444,618)
Imputed interest on convertible debt	**34,445**	32,340
Cash Income (Loss)	**397,823**	(2,201,214)
Plus (Less):		
Net money market fund support (gains) losses[1]	**(16,565)**	1,376,579
Impairment charges	—	1,307,970
Net loss on sale of SIV securities[1]	—	(1,674,724)
Cash Income (Loss), as adjusted	**$381,258**	$(1,191,389)
Net Income (Loss) per Diluted Share attributable to Legg Mason, Inc. common shareholders	**$ 1.32**	$ (13.99)
Plus (Less):		
Amortization of intangible assets	**0.14**	0.26
Deferred income taxes on intangible assets	**0.88**	1.01
Deferred income taxes on impairment charges	—	(3.16)
Imputed interest on convertible debt	**0.22**	0.23
Cash Income (Loss) per Diluted Share	**2.56**	(15.65)
Plus (Less):		
Net money market fund support (gains) losses[1]	**(0.11)**	9.79
Impairment charges	—	9.30
Net loss on sale of SIV securities[1]	—	(11.91)
Cash Income (Loss) per Diluted Share, as adjusted	**$ 2.45**	$ (8.47)

(1) Includes related adjustments to operating expenses, if applicable, and income tax provision (benefit).

The increase in cash income (loss), as adjusted, was primarily due to the impact of net realized losses of $1.7 billion on the sale of SIV securities in the prior fiscal year.

Operating Margin, as Adjusted

We calculate "operating margin, as adjusted," by dividing (i) operating income, adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements and, impairment charges by (ii) our operating revenues less distribution and servicing expenses that are passed through to third-party distributors, which we refer to as "adjusted operating revenues." The compensation items are removed from operating income in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on net income. We use adjusted operating revenues in the calculation to show the operating margin without distribution revenues that are passed through to third parties as a direct cost of selling our products. Legg Mason believes that operating margin, as adjusted, is a useful measure of our performance because it provides a measure of our core business activities excluding items that have no impact on net income and because it indicates what Legg Mason's operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products. This measure is provided in addition to the Company's operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins, of other companies.

	For the Years Ended March 31,	
	2010	2009
Operating Revenues, GAAP basis	**$2,634,879**	$3,357,367
Less:		
Distribution and servicing expense	**691,931**	969,964
Operating Revenues, as adjusted	**$1,942,948**	$2,387,403
Operating Income (Loss)	**$ 321,183**	$ (669,180)
Add (Less):		
Gains (losses) on deferred compensation and seed investments	**79,316**	(70,950)
Impairment charges	**—**	1,307,970
Operating Income, as adjusted	**$ 400,499**	$ 567,840
Operating margin, GAAP basis	**12.2%**	(19.9)%
Operating margin, as adjusted	**20.6**	23.8

Because operating margin, as adjusted, is a more relevant indicator of operating performance that management utilizes, we no longer present pre-tax profit margin, as adjusted.

FISCAL 2009 COMPARED WITH FISCAL 2008

Financial Overview

Net loss attributable to Legg Mason, Inc. for the year ended March 31, 2009 totaled $1.97 billion, or $13.99 per diluted share, compared to net income attributable to Legg Mason, Inc. of $263.6 million, or $1.83 per diluted share in the prior year. During fiscal 2009, we eliminated the exposure to SIVs of all liquidity funds managed by a subsidiary by purchasing and subsequently selling, or reimbursing the funds for a portion of the losses they incurred in selling, all securities issued by SIVs held in our liquidity funds and held by us. The majority of these SIV securities were supported under capital support arrangements, letters of credit or a total return swap ("TRS") prior to the purchase. These transactions, along with charges related to remaining capital support arrangements that support securities other than SIVs, resulted in aggregate charges during the fiscal year of $2.3 billion. Also, during fiscal 2009, impairment charges of $1.3 billion were recorded, related to goodwill and intangible assets, primarily in our former Wealth Management division, as a result of declines in the AUM and projected cash flows of affiliates in that division, and a reduction in the value of certain acquired management contract intangible assets and a related trade name. Cash loss, as adjusted (see Supplemental Non-GAAP Financial Information) was $1.2 billion, or $8.47 per diluted share, compared to cash income, as adjusted, of $879.5 million, or $6.11 per diluted share, in the prior year. This decrease was primarily due to net realized losses on the sale of SIV securities of $1.7 billion in fiscal 2009. The operating margin declined to (19.9%) from 22.7% in fiscal 2008, primarily due to impairment charges related to goodwill and intangible assets recorded in fiscal 2009. The operating margin, as adjusted, declined to 23.8% from 35.5% in fiscal 2008.

Assets Under Management

The components of the changes in our AUM (in billions) for the years ended March 31 were as follows:

	2009	2008
Beginning of period	$ 950.1	$968.5
Investment funds, excluding liquidity funds[1]		
Subscriptions	43.7	54.2
Redemptions	(78.6)	(66.1)
Separate account flows, net	(109.0)	(20.1)
Liquidity fund flows, net	(15.0)	5.7
Net client cash flows	(158.9)	(26.3)
Market performance and other[2]	(157.7)	9.9
Dispositions	(1.1)	(2.0)
End of period	$ 632.4	$950.1

(1) Subscriptions and redemptions reflect the gross activity in the funds and include assets transferred between funds and between share classes.
(2) Includes impact of foreign exchange.

AUM at March 31, 2009 were $632.4 billion, a decrease of $317.7 billion or 33% from March 31, 2008. The decrease in AUM was attributable to net client outflows of $159 billion and market depreciation of $158 billion, of which approximately 10% was related to the impact of foreign currency exchange fluctuation. There were net client outflows in all asset classes. The majority of outflows were in fixed income with $89 billion, or 56% of the outflows, followed by equity outflows and liquidity outflows of $47 billion and $23 billion, respectively. The majority of fixed income outflows were in products managed by Western Asset that experienced investment performance issues, particularly in fiscal 2009. Equity outflows were primarily experienced by key equity products managed at ClearBridge, LMCM and Permal.

Effective fiscal 2010, our alternative investment products are classified as investment funds for reporting purposes. Prior period amounts have been reclassified to conform to the current period presentation.

AUM by Asset Class

AUM by asset class (in billions) as of March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Equity	$126.9	20.1	$271.6	28.6	(53.3)
Fixed Income	357.6	56.5	508.2	53.5	(29.6)
Liquidity	147.9	23.4	170.3	17.9	(13.2)
Total	$632.4	100.0	$950.1	100.0	(33.4)

The component changes in our AUM by asset class (in billions) for the fiscal year ended March 31, 2009 were as follows:

	Equity	Fixed Income	Liquidity	Total
March 31, 2008	$271.6	$508.2	$170.3	$ 950.1
Investment funds, excluding liquidity funds				
Subscriptions	26.5	17.2	—	43.7
Redemptions	(46.4)	(32.2)	—	(78.6)
Separate account flows, net	(26.7)	(74.1)	(8.2)	(109.0)
Liquidity fund flows, net	—	—	(15.0)	(15.0)
Net client cash flows	(46.6)	(89.1)	(23.2)	(158.9)
Market performance and other	(97.0)	(61.5)	0.8	(157.7)
Dispositions	(1.1)	—	—	(1.1)
March 31, 2009	$126.9	$357.6	$147.9	$ 632.4

Average AUM by asset class (in billions) for the year ended March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Equity	$203.2	25.1	$327.6	33.1	(38.0)
Fixed Income	438.0	54.0	498.6	50.3	(12.2)
Liquidity	169.2	20.9	163.9	16.6	3.2
Total	$810.4	100.0	$990.1	100.0	(18.1)

AUM by Division

AUM by division (in billions) as of March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Americas	$446.7	70.6	$672.2	70.8	(33.5)
International	185.7	29.4	277.9	29.2	(33.2)
Total	$632.4	100.0	$950.1	100.0	(33.4)

The component changes in our AUM by division (in billions) for the year ended March 31, 2009 were as follows:

	Americas	International	Total
March 31, 2008	$ 672.2	$277.9	$ 950.1
Investment funds, excluding liquidity funds			
Subscriptions	28.4	15.3	43.7
Redemptions	(47.3)	(31.3)	(78.6)
Separate account flows, net	(84.5)	(24.5)	(109.0)
Liquidity fund flows, net	(6.7)	(8.3)	(15.0)
Net client cash flows	(110.1)	(48.8)	(158.9)
Market performance and other	(114.3)	(43.4)	(157.7)
Dispositions	(1.1)	—	(1.1)
March 31, 2009	$ 446.7	$185.7	$ 632.4

Investment Performance[4]

Fiscal 2009 was characterized by significant volatility with erratic, unprecedented price movements across a variety of markets. The markets were significantly impacted by the failure of major financial institutions, the freeze in the credit markets and unprecedented government intervention. In addition, the downturn in housing that led the U.S. into a broader slowdown set off financial turmoil. As a result, financial stocks led the equity markets lower, with the S&P 500 Financials Index down 63%, compared to the broader S&P 500 Index, which dropped 38%. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 49%, 53%, 58%, and 88% of our marketed equity composite[5] assets outpaced their benchmarks, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 53%, 53%, 49%, and 94% of our marketed equity composite assets outpaced their benchmarks, respectively.

In the fixed income markets, the economic crisis deepened, but the government's numerous actions laid the foundation for a recovery, causing investor confidence to improve modestly late in the March 2009 quarter. The fiscal stimulus package designed to aid the economy, and the government's intention to issue more public debt for financing, caused yields to rise during the quarter.

(4) Index performance in this section includes reinvestment of dividends and capital gains.

(5) A composite is an aggregation of discretionary portfolios (separate accounts and investment funds) into a single group that represents a particular investment objective or strategy. Each of our asset managers has its own specific guidelines for including portfolios in its marketed composites. Assets under management that are not managed in accordance with the guidelines are not included in a composite. As of March 31, 2009, 85% of our equity assets under management and 84% of our fixed income assets under management were in marketed composites. As of March 31, 2008, 86% of our equity assets under management and 83% of our fixed income assets under management were in marketed composites.

For the 1-year period, Treasury yields decreased significantly while long-term rates increased resulting in a steeper yield curve. In addition, the worst performing sectors were home equity asset-backed securities and investment grade corporate securities as measured by the Barclays ABS Home Equity Index returning (35)% and the Barclays U.S. Corporate Investment Grade Index returning (7)% for the 1-year period. As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 31%, 12%, 32%, and 17% of our marketed fixed income composite assets outpaced their benchmarks, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods approximately 4%, 21%, 54%, and 74% of our marketed fixed income composite assets outpaced their benchmarks, respectively.

As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 43%, 52%, 47%, and 75% of our U.S. long-term mutual fund[6] assets outpaced their Lipper category average, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods 41%, 45%, 57%, and 85% of our U.S. long-term mutual fund[6] assets outpaced their Lipper category average, respectively.

As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 47%, 60%, 49%, and 76% of our U.S. equity mutual fund[6] assets outpaced their Lipper category average, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods 45%, 50%, 50%, and 91% of our U.S. equity mutual fund[6] assets outpaced their Lipper category average, respectively.

As of March 31, 2009, for the trailing 1-year, 3-year, 5-year, and 10-year periods 38%, 41%, 45%, and 72% of our U.S. fixed income mutual fund[6] assets outpaced their Lipper category average, respectively. As of March 31, 2008, for the trailing 1-year, 3-year, 5-year, and 10-year periods 33%, 34%, 67%, and 68% of our U.S. fixed income mutual fund[6] assets outpaced their Lipper category average, respectively.

Revenue by Division

Operating revenues by division (in millions) for the years ended March 31 were as follows:

	2009	% of Total	2008	% of Total	% Change
Americas	$2,290.5	68.2	$3,217.2	69.4	(28.8)
International	1,066.9	31.8	1,416.9	30.6	(24.7)
Total	$3,357.4	100.0	$4,634.1	100.0	(27.6)

The decrease in operating revenues in the Americas division was primarily due to decreased mutual fund advisory fees on assets managed by LMCM, ClearBridge, and Royce, decreased separate account advisory fees on assets managed by PCM, ClearBridge and LMCM, and decreased distribution and service fee revenues from U.S. retail equity funds. The decrease in operating revenues in the International division was primarily due to a decline in fund revenues and performance fees at Permal, lower separate account advisory fees on assets managed by Western Asset and decreased distribution and service fee revenues from International balanced and fixed income funds.

RESULTS OF OPERATIONS

Operating Revenues

Total operating revenues for the year ended March 31, 2009 were $3.4 billion, down 28% from $4.6 billion in the prior year primarily as a result of an 18% decrease in average AUM, due to a decline in average equity assets of approximately 38% and fixed income assets of approximately 12%. The shift in the mix of AUM from higher fee equity assets to a greater percentage of fixed income and liquidity assets also contributed to the revenue decline. Operating revenues were also negatively impacted by a decline in performance fees of approximately $115.3 million, or 87%.

(6) Source: Lipper Inc. includes open-end, closed-end, and variable annuity funds. As of March 31, 2009 and 2008, the U.S. long-term mutual fund assets represented in the data accounted for 12% and 14%, respectively, of our total assets under management. The performance of our U.S. long-term mutual fund assets is included in the marketed composites.

Investment advisory fees from separate accounts decreased $447.3 million, or 31%, to $1.0 billion. Of this decrease, $273.1 million was the result of lower average equity assets at PCM, ClearBridge, LMCM and Brandywine, $80.9 million was the result of lower average fixed income assets managed at Western Asset, and $43.9 million was the result of the sale of the Legg Mason Private Portfolio Group ("LMPPG") business. See Note 2 of Notes to Consolidated Financial Statements for a description of the sale.

Investment advisory fees from funds decreased $483.4 million, or 21%, to $1.8 billion. Of this decrease, approximately $450 million was the result of lower average equity assets managed primarily at LMCM, ClearBridge, Permal, and Royce, approximately $76 million was the result of lower average fixed income assets managed at Western Asset, offset by approximately $42 million which was the result of increased liquidity assets managed, primarily at Western Asset.

Performance fees decreased 87%, or $115.3 million, to $17.4 million during fiscal 2009, primarily as a result of a decrease in performance fees earned on alternative investment products at Permal.

Distribution and service fees decreased 31% to $475.0 million primarily as a result of a decline in average AUM of the retail share classes of our domestic and international equity funds, which resulted in a decrease of $176.7 million.

Operating Expenses

Compensation and benefits decreased 28% to $1.1 billion. This decrease was primarily driven by a $341 million decrease in revenue share-based compensation related to lower revenues in fiscal 2009; the impact of cost savings initiatives, such as reductions in headcount, discretionary incentives and other discretionary compensation that lowered compensation by approximately $86 million and a decrease in deferred compensation obligations of approximately $59 million resulting from market losses on invested assets of deferred compensation plans, which are largely offset by losses in other non-operating income (expense). These decreases were offset in part by lower incentive compensation reductions of $40 million related to charges to provide support for certain liquidity funds that held SIV-issued securities. Compensation as a percentage of operating revenues decreased slightly to 33.7% from 33.9% in the prior fiscal year as compensation reductions related to unrealized market losses on deferred compensation plans were substantially offset by fixed compensation costs of administrative and sales personnel which do not vary with revenues.

Distribution and servicing expenses decreased 24% to $970.0 million, primarily as a result of a decrease in average AUM in certain products for which we pay fees to third-party distributors.

Communications and technology expense decreased 2% to $188.3 million, primarily as a result of cost savings initiatives that led to an $11.3 million decrease in technology consulting fees, offset in part by a $4.1 million increase in market data costs for services previously included in Other expenses, and a $3.2 million increase in depreciation expense related to investment management infrastructure.

Occupancy expense increased 62% to $209.5 million, primarily as a result of lease reserves related to office vacancies totaling $70.1 million and accelerated depreciation of assets in vacated space of $9.0 million.

Amortization of intangible assets decreased 36% to $36.5 million, primarily as a result of the sale of the LMPPG business, which reduced amortization expense by $10.6 million, and the impact of the impairment of intangible assets in fiscal year 2008, which reduced amortization expense by $6.6 million.

Impairment charges increased to $1.3 billion. Approximately $1.2 billion of the total impairment charges relate to goodwill and intangible assets in our former Wealth Management division as a result of significant declines in the AUM and a reduction in projected cash flows of the division. The remaining $146 million relates to certain acquired management contracts, as a result of a more accelerated rate of client attrition, and a related trade name. See Note 5 of Notes to Consolidated Financial Statements for further discussion of the impairment charges.

Other expenses decreased $27.8 million to $182.1 million, primarily as a result of cost savings initiatives that resulted in reduced travel and entertainment costs of $11.4 million, lower professional fees of $7.2 million and lower advertising costs of $5.4 million. In addition, the sale of the LMPPG overlay and implementation business eliminated support costs of approximately $5 million.

Non-Operating Income (Expense)

Interest income decreased 27% to $56.3 million primarily as a result of a decline in average interest rates earned on investment balances, which decreased interest income by

$42.1 million, offset in part by higher average investment account balances due to proceeds from the issuance of debt, which increased interest income by $25.3 million.

Interest expense increased 105% to $182.8 million as a result of higher debt levels. We raised $1.15 billion in May 2008 by issuing Equity Units, and $1.25 billion in January 2008 by issuing 2.5% convertible senior notes which resulted in an increase of approximately $108.9 million in interest expense, of which $25.8 million relates to the impact of a full year of imputed interest on our 2.5% convertible senior notes. These increases were offset in part by the impact of the repayment of $425 million principal amount of 6.75% senior notes in July 2008 and lower interest rates paid on our term loan, which together resulted in a decrease of $28.6 million.

Fund support losses increased $1.7 billion, primarily as a result of continued SIV price deterioration and our elimination of SIV exposure. See Note 17 of Notes to Consolidated Financial Statements for additional information.

Other non-operating income (expense) decreased $116.0 million to a loss of $109.2 million, primarily as a result of an increase of $58.3 million in unrealized market losses on assets held in deferred compensation plans, which are offset by corresponding compensation reductions discussed above, and $33.1 million in unrealized market losses on investments in proprietary fund products.

Income Tax Benefit

The income tax benefit was $1.2 billion compared to income tax expense of $173.5 million in the prior year, primarily as a result of the losses related to liquidity fund support and charges for impairment of goodwill and intangible assets. The effective tax rate was a benefit of 38.4% in the current year compared to a 39.7% provision in the prior year. The current year benefit rate is primarily driven by the impact of the SIV-related charges with lower state tax benefits. In addition, the current year includes approximately $80 million in tax benefits associated with the restructuring of a foreign subsidiary, offset by the impact of a nondeductible portion of the goodwill impairment charge.

Supplemental Non-GAAP Financial Information

Cash Income, As Adjusted

A reconciliation of net income (loss) attributable to Legg Mason, Inc. to cash income (loss), as adjusted (in thousands except per share) is as follows:

	For the Years Ended March 31,	
	2009	2008
Net Income (Loss) Attributable to Legg Mason, Inc.	$(1,967,918)	$263,565
Plus (Less):		
Amortization of intangible assets	36,488	57,271
Deferred income taxes on intangible assets	142,494	143,600
Deferred income taxes on impairment charges	(444,618)	(56,187)
Imputed interest on convertible debt	32,340	6,544
Cash Income (Loss)	(2,201,214)	414,793
Plus (Less):		
Net money market fund support losses[1]	1,376,579	313,726
Impairment charges	1,307,970	151,000
Net loss on sale of SIV securities[1]	(1,674,724)	—
Cash Income (Loss), as adjusted	$(1,191,389)	$879,519
Net Income (Loss) per Diluted Share attributable to Legg Mason, Inc. common shareholders	$ (13.99)	$ 1.83
Plus (Less):		
Amortization of intangible assets	0.26	0.40
Deferred income taxes on intangible assets	1.01	0.99
Deferred income taxes on impairment charges	(3.16)	(0.39)
Imputed interest on convertible debt	0.23	0.05
Cash Income (Loss) per Diluted Share	(15.65)	2.88
Plus (Less):		
Net money market fund support losses[1]	9.79	2.18
Impairment charges	9.30	1.05
Net loss on sale of SIV securities[1]	(11.91)	—
Cash Income (Loss) per Diluted Share, as adjusted	$ (8.47)	$ 6.11

(1) Includes related adjustments to operating expenses, if applicable, and income tax provision (benefit).

The decrease in cash income, as adjusted, was primarily due to net realized losses on the sale of SIV securities during fiscal 2009.

Operating Margin, as Adjusted

	For the Years Ended March 31,	
	2009	2008
Operating Revenues, GAAP basis	$3,357,367	$4,634,086
Less:		
Distribution and servicing expense	969,964	1,273,986
Operating Revenues, as adjusted	$2,387,403	$3,360,100
Operating Income (Loss)	$ (669,180)	$1,050,176
Add (Less):		
Gains (losses) on deferred compensation and seed investments	(70,950)	(8,798)
Impairment charges	1,307,970	151,000
Operating Income, as adjusted	$ 567,840	$1,192,378
Operating margin, GAAP basis	(19.9)%	22.7%
Operating margin, as adjusted	23.8	35.5

LIQUIDITY AND CAPITAL RESOURCES

The primary objective of our capital structure is to appropriately support our business strategies and to provide needed liquidity at all times, including maintaining required capital in certain subsidiaries. Liquidity and the access to liquidity is important to the success of our ongoing operations. Our overall funding needs and capital base are continually reviewed to determine if the capital base meets the expected needs of our businesses. We intend to continue to explore potential acquisition opportunities as a means of diversifying and strengthening our asset management business. These opportunities may from time-to-time involve acquisitions that are material in size and may require, among other things, and, subject to existing covenants, the raising of additional equity capital and/or the issuance of additional debt.

Our assets consist primarily of intangible assets, cash and cash equivalents, goodwill, investment securities, and investment advisory and related fee receivables. Our assets have been principally funded by equity capital, long-term debt and the results of operations. At March 31, 2010, our cash, total assets, long-term debt and stockholders' equity were $1.5 billion, $8.6 billion, $1.2 billion and $5.8 billion, respectively.

The following table summarizes our consolidated statements of cash flows for the years ended March 31 (in millions):

	2010	2009	2008
Cash flows from operating activities	**$1,427.7**	$ 409.8	$ 1,144.9
Cash flows used for investing activities	**(276.7)**	(1,090.9)	(2,103.3)
Cash flows (used for) from financing activities	**(746.7)**	329.2	1,220.0
Effect of exchange rate changes	**19.5**	(27.2)	18.4
Net change in cash and cash equivalents	**423.8**	(379.1)	280.0
Cash and cash equivalents, beginning of year	**1,084.5**	1,463.6	1,183.6
Cash and cash equivalents, end of year	**$1,508.3**	$ 1,084.5	$ 1,463.6

Cash flows from operating activities were $1,427.7 million during fiscal 2010 compared to cash flows of $409.8 million for the prior fiscal year. The increase in operating cash flows is primarily attributable to approximately $1.04 billion of income tax refunds received during fiscal 2010.

Cash outflows for investing activities during fiscal 2010 were $276.7 million, primarily attributable to cash payments of $180 million made in connection with the acquisition of Permal, and payments for fixed assets of $84.1 million, principally associated with the relocation of our corporate headquarters, partially offset by fund support collateral received of $38.9 million due to the amendment, termination and expiration of certain capital support agreements.

Cash outflows for financing activities were $746.7 million, primarily due to the repayment in January 2010 of the remaining $550 million outstanding balance on our $700 million 5-year term loan and $135.0 million of cash consideration paid in the Equity Units exchange offer, as described below, and the payment of cash dividends.

We expect that over the next twelve months our operating activities will be adequate to support our operating cash needs. We received approximately $580 million in tax refunds during the June 2009 quarter, primarily attributable to tax benefits from the utilization of $1.6 billion of realized losses incurred in fiscal 2009 on the sale of securities issued by SIVs. Federal legislation, enacted in November 2009 to extend the net operating loss carryback period from two to five years, enabled us to utilize an additional $1.3 billion of net operating loss deductions, and as a result, we received an additional $459 million in tax refunds in January 2010. Federal net operating loss carryforwards of $359 million and future deductions for purchased goodwill and intangible assets aggregating approximately $3.5 billion will reduce future taxable income and related U.S. federal tax payments. We may elect to utilize our available resources for any number of activities, including share repurchases, seed capital investments in new products, repayment of outstanding debt, or acquisitions.

During fiscal 2008, we initiated a plan to repatriate accumulated earnings of approximately $225 million. It had been anticipated that these earnings would be used for the contingent acquisition payment in the U.S. to the former owners of Permal. We repatriated approximately $36 million of these funds during fiscal 2008. We intend to repatriate these remaining earnings in order to create lower-taxed foreign source income to utilize foreign tax credits that may otherwise expire unutilized. No further repatriation beyond the $225 million of foreign earnings is contemplated.

As described above, we currently project that our available cash and cash flows from operating activities will be sufficient to fund our liquidity needs. We also currently have approximately $1 billion in free cash in excess of our working capital requirements, a portion of which we intend to utilize to repurchase common stock. Accordingly, we do not currently expect to raise additional debt or equity financing over the next twelve months. However, there can be no assurances of these expectations as our projections could prove to be incorrect, currently unexpected events may occur that require additional liquidity, such as an acquisition opportunity, or market conditions might significantly worsen, affecting our results of operations and generation of available cash. If this were to occur, we would likely seek to manage our available resources by taking actions such as additional cost-cutting, reducing our expected expenditures on investments, selling assets (such as investment securities), repatriating earnings from foreign subsidiaries, or modifying arrangements with our affiliates and/or employees. Should these types of actions prove insufficient, we may seek to raise additional equity or debt.

In connection with the announced plan to streamline our business model, we expect to incur restructuring- and transition-related costs in the range of $190 to $210 million over the next two fiscal years. A portion of the restructuring- and transition-related costs, approximately 15%, will be paid in shares of restricted stock or the acceleration of other equity awards. We expect that, approximately 60% of these costs will be incurred by the end of fiscal 2011 and the remainder in fiscal 2012. We project that the initiative will result in annual cost savings of approximately $130 to $150 million, and expect to achieve the savings on a run rate basis by the fourth quarter of fiscal 2012, excluding costs incurred to achieve these savings.

Financing Transactions

The table below reflects our primary sources of financing (in thousands) as of March 31, 2010:

Type	Face Amount at March 31, 2010	Amount Outstanding at March 31, 2010	Amount Outstanding at March 31, 2009	Interest Rate	Maturity
2.5% Convertible Senior Notes	$1,250,000	**$1,051,243**	$1,016,798	2.50%	January 2015
5.6% Senior Notes from Equity Units	103,039	**103,039**	1,150,000	5.60%	June 2021
Revolving Credit Agreement	500,000	**250,000**	250,000	LIBOR + 2.625%	February 2013
5-year term loan	700,000	—	550,000	LIBOR + 2.50%	Repaid January 2010

In May 2008, we issued 23 million Equity Units for $1.15 billion, of which $50 million was used to pay issuance costs. Each unit consists of a 5% interest in $1,000 principal amount of 5.6% senior notes due June 30, 2021 and a purchase contract to purchase a varying number of shares of our common stock by June 30, 2011. The notes and purchase contracts are separate and distinct instruments, but their terms are structured to simulate a conversion of debt to equity and potentially remarketed debt approximately three years after issuance. The holders also receive a quarterly contract adjustment payment on the purchase contract at an annual rate of 1.4% of the commitment amount and are required to pledge their interests in the senior notes to us as collateral on their purchase commitment. The net proceeds from the Equity Units offering of approximately $1.11 billion have been used for general corporate purposes, primarily the purchase of SIV securities from liquidity funds managed by a subsidiary and repayment of outstanding debt.

During the September 2009 quarter, we completed an exchange offer for our Equity Units in the form of Corporate Units in order to increase our equity capital levels and reduce the amount of our outstanding debt and related interest expense. We exchanged 91% of our outstanding Corporate Units, each for 0.8881 of a share of our common stock and $6.25 in cash per Corporate Unit, equating to 18.6 million shares of Legg Mason common stock and $135.0 million of cash, including cash paid in lieu of fractional shares and transaction costs. The transaction increased the interest coverage ratio under our bank credit facilities as a result of lower interest expense. In connection with this transaction, we incurred transaction costs of approximately $22 million, of which $15.7 million was in cash.

During January 2008, we increased our capital base by $1.25 billion through the sale of 2.5% convertible senior notes. The proceeds strengthened our balance sheet and provided additional liquidity that has been used for general corporate purposes, including the purchase of SIV securities from our liquidity funds. The senior notes bear interest at 2.5%, payable semi-annually in cash. We are accreting the carrying value to the principal amount at maturity using an imputed interest rate of 6.5% (the effective borrowing rate for non-convertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2010 and 2009 of approximately $34.4 million and $32.3 million, respectively. In connection with this financing, we entered into economic hedging transactions that increase the effective conversion price of the notes. These hedging transactions had a net cost to us of $83 million, which we paid from the proceeds of the notes. These transactions closed on January 31, 2008.

During November 2007, we borrowed an aggregate of $500 million under our unsecured revolving credit facility for general corporate purposes. The facility was scheduled to mature on October 14, 2010; however, in fiscal 2010, the credit agreement was amended to extend the maturity date to February 11, 2013. The facility may be prepaid at any time and contains customary covenants and default provisions. During January 2008, we amended the credit agreement to increase the maximum amount that we may borrow from $500 million to $1 billion. In March 2009, we repaid $250 million of the outstanding borrowings under this credit facility and amended the credit agreement to decrease the maximum amount that we may borrow from $1 billion to $500 million and further modified covenants. In February 2010, we amended the credit agreement to extend the expiration of the commitments and the maturity date of the loans, as discussed above, and further modified covenants, as discussed below.

During fiscal 2009 and 2008, we issued approximately 0.36 million and 5.53 million common shares, respectively, upon conversion of approximately 0.36 and 5.53 shares, respectively, of the convertible preferred stock that was issued in the acquisition of Citigroup's asset management business in fiscal 2006. During the fourth quarter of fiscal 2008, we repurchased 2.5 shares (convertible into 2.5 million common shares) of the convertible preferred stock for approximately $180 million in cash, using capital raised through the sale of the 2.5% convertible senior notes discussed above.

In October 2005, we borrowed $700 million through a syndicated five-year unsecured floating-rate term loan agreement to primarily fund the cash portion of the purchase price of the Citigroup transaction. Effective with the closing of the Citigroup transaction, we entered into a $400 million three-year amortizing interest rate swap ("Swap") to hedge a portion of the $700 million floating rate term loan at a fixed rate of 4.9%. During the March 2007 quarter, this swap began to unwind in accordance with its terms and we repaid a corresponding $50 million of the debt. During fiscal 2008, we repaid $100 million of the debt. The swap fully matured in December 2008. During fiscal 2010, we repaid the remaining $550 million outstanding balance of the debt.

The agreements entered into as part of our January 2008 issuance of $1.25 billion in 2.5% convertible senior notes prevent us from incurring additional debt, with a few exceptions, if our debt to EBITDA ratio (as defined in the documents) exceeds 2.5. In order to complete the May 2008 issuance of the Equity Units, we received a waiver of the covenant that prevents us from issuing more than $250 million in additional debt at any time when our debt to EBITDA ratio exceeds 2.5. We may not, subject to a few limited exceptions, incur more than $250 million in new indebtedness until we have substantially reduced our outstanding indebtedness or we experience an increase in our trailing twelve month EBITDA.

At March 31, 2010, our financial covenants under our bank agreements include: maximum debt to EBITDA ratio of 2.5 and minimum EBITDA to interest expense ratio of 4.0. The maximum debt to EBITDA ratio was decreased from 3.0 to 2.5 in a February 2010 amendment. In February 2010, the maximum debt to EBITDA ratio was also revised to reduce the minimum amount of unrestricted cash that is not deducted from outstanding debt in calculating the ratio under the covenant from $500 million to $375 million. Debt is defined to include all obligations for borrowed money, excluding the debt incurred in the equity units offering and non-recourse debt, and under capital leases. Under these net debt covenants, our debt is reduced by the amount of our unrestricted cash in excess of $375 million, as discussed above. EBITDA is defined as consolidated net income plus/minus tax expense, interest expense, depreciation and amortization, amortization of intangibles, any extraordinary expenses or losses, any non-cash charges and up to $3.0 billion in realized losses resulting from liquidity fund support. As of March 31, 2010, our debt to EBITDA ratio was 0.9 and EBITDA to interest expense ratio was 7.4. We have maintained compliance with our covenants at all times during fiscal 2010.

If our net income significantly declines, or if we spend our available cash, it may impact our ability to maintain compliance with these covenants. If we determine that our compliance with these covenants may be under pressure, we may elect to take a number of actions, including reducing our expenses in order to increase our EBITDA, use available cash to repay all or a portion of our $250 million outstanding debt subject to these covenants or seek to negotiate with our lenders to modify the terms or to restructure our debt. We anticipate that we will have available cash to repay our bank debt, should it be necessary. Using available cash to repay indebtedness would make the cash unavailable for other uses and might affect the liquidity discussions and conclusions above. Entering into any modification or restructuring of our debt would likely result in additional fees or interest payments.

Our outstanding debt is currently rated investment grade by three rating agencies: Moody's Investor Services ("Moody's"), Standard and Poor's Rating Services ("Standard and Poor's"), and Fitch Ratings. Our current Moody's rating is Baa1 with a stable outlook. Our current Standard and Poor's rating is BBB+ with a negative outlook and our current Fitch rating is BBB+ with a stable outlook. In the event of downgrades by Moody's and/or Standard and Poor's, the interest rate on our revolving line of credit may increase.

Effective November 1, 2005, we acquired 80% of the outstanding equity of Permal. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100% of the outstanding voting common stock of Permal. We had the right to purchase the preference shares over the four years subsequent to the closing and, if that right was not exercised, the holders of those equity interests had the right to require us to purchase the interests in the same general time frame for approximately the same consideration. The maximum aggregate price, including earnout payments related to each purchase and based upon future revenue levels, for all equity interests in Permal is $1.386 billion, excluding acquisition costs and dividends. During fiscal 2008, payments of $240 million were made to the former owners of Permal, representing earnout payments based upon Permal's revenues through the second anniversary date and the purchase of 37.5% of the preference shares, of which $208 million was paid in cash and the balance was in our common stock. During fiscal 2010, we paid an aggregate of $171 million in cash to acquire the remaining 62.5% of the outstanding preference shares. We also elected to purchase, for $9 million, the rights of the sellers of the preference shares to receive an earn-out payment of up to $149 million in two years. As a result of this transaction, there will be no further payments for the Permal acquisition. In addition, during fiscal 2010, 2009, and 2008, we paid an aggregate amount of $27.0 million in dividends on the preference shares. All payments for preference shares, including dividends, were recognized as additional goodwill.

On August 1, 2001, we purchased PCM for cash of approximately $682 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, we made the maximum third anniversary payment of $400 million to the former owners of PCM. During fiscal 2007, we paid from available cash into escrow the maximum fifth anniversary payment of $300 million of which $150 million remained in escrow subject to certain limited claw-back provisions until July 2009. During fiscal 2009, the contingency was settled at which time $30 million was released from escrow to the sellers and $120 million was returned to us and recorded as a reduction of goodwill.

In April 2008, we completed a sale in which Citigroup Global Markets Inc., an affiliate of Citigroup, acquired a majority of the overlay and implementation business of LMPPG, including its managed account trading and technology platform. The sale produced cash proceeds of approximately $181 million.

In fiscal 2002, the Board of Directors authorized us, at our discretion, to purchase up to 3.0 million shares of our common stock. During the June 2007 quarter, we repurchased 40,150 shares for $4.0 million. In July 2007, the Board of Directors authorized us to repurchase, from time to time, up to 5.0 million shares of our common stock to replace the previous share repurchase authorization. In January 2008, the Board of Directors also authorized us to repurchase non-voting convertible preferred stock representing up to 4.0 million shares of common stock from the proceeds of the convertible senior notes discussed above. In February 2008, we repurchased and retired preferred stock convertible into 2.5 million shares of common stock for $180 million. Also, during fiscal 2008, we repurchased 1.1 million shares of common stock for $94 million under the new authorization, in addition to the 40,150 shares discussed above. There were no repurchases during fiscal 2010 and 2009.

On May 10, 2010, we announced that our Board of Directors had replaced the July 2007 share repurchase authorization with a new authorization to purchase up to $1 billion of our common stock. On May 24, 2010, we announced that we entered into agreements to repurchase $300 million of our outstanding common stock in accelerated share repurchase transactions, which were funded with our available cash. We currently intend to use a portion of our available cash to purchase an additional approximately $100 million of our common stock by the end of fiscal 2011. See Note 11 of Notes to Consolidated Financial Statements for additional information.

During fiscal 2010, we announced a plan to terminate the exchangeable share arrangement related to the acquisition of Legg Mason Canada Inc., in accordance with its terms. In May 2010, all remaining outstanding exchangeable shares were exchanged for shares of our common stock.

On April 27, 2010, the Board of Directors approved a regular quarterly cash dividend in the amount of $0.04 per share, representing an increase of $0.01 per share over the prior four quarters. The dividend in fiscal 2010 was reduced significantly from fiscal 2009 in order to improve our flexibility to respond to cash needs and potential business opportunities requiring cash outflows.

Certain of our asset management subsidiaries maintain various credit facilities for general operating purposes. See Notes 6 and 7 of Notes to Consolidated Financial Statements for additional information. Certain subsidiaries are also subject to the capital requirements of various regulatory agencies. All such subsidiaries met their respective capital adequacy requirements.

Liquidity Fund Support

During fiscal 2009 and 2008, we entered into a series of arrangements to provide financial support to certain liquidity funds. During fiscal 2009, we purchased and subsequently sold, or reimbursed the funds for a portion of their losses incurred in selling, all outstanding securities issued by SIVs held in various liquidity funds managed by one of our subsidiaries, the majority of which were previously supported under these arrangements. During fiscal 2009, we also sold Canadian conduit securities purchased from one of our liquidity funds during fiscal 2008. In fiscal 2009, we provided additional support to liquidity funds that was not related to SIV securities.

As of March 31, 2010 all support arrangements were terminated or expired. As of March 31, 2009, the support amounts and related cash collateral (in thousands) were as follows:

Description	Earliest Transaction Date	2009 Support Amount	2009 Cash Collateral[1]
Capital Support Agreements[2]	September 2008	$34,500	$34,500
Capital Support Agreements[3]	October 2008	7,000	7,000
Total		$41,500	$41,500

(1) Included in restricted cash on the Consolidated Balance Sheet.
(2) Pertains to Western Asset Institutional Money Market Fund, Western (formerly Citi) Institutional Liquidity Fund P.L.C. (Euro Fund) and Western (formerly Citi) Institutional Liquidity Fund P.L.C. (Sterling Fund).
(3) Pertains to Western (formerly Citi) Institutional Liquidity Fund P.L.C. (USD Fund).

During fiscal 2008, we entered into arrangements with two third-party banks to provide letters of credit ("LOCs") for an aggregate amount of approximately $485 million for the benefit of three liquidity funds managed by one of our subsidiaries as discussed in Note 17 of Notes to Consolidated Financial Statements. As part of the LOC arrangements, we agreed to reimburse to the banks any amounts that may be drawn on the LOCs and, to support four of these agreements, we provided approximately $286 million in cash collateral as of March 31, 2008. Additionally, one of the arrangements was supported with $150 million in excess capacity on our revolving credit facility. In fiscal 2009, these LOCs terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and $286 million in collateral was returned.

During fiscal 2008, we entered into six capital support agreements ("CSAs"). Under the terms of the CSAs, we agreed to provide up to a maximum of $415 million in support to two liquidity funds in certain circumstances upon the funds realizing a loss from specific underlying securities. We provided $415 million in collateral to support each CSA up to the maximum contribution amount. During fiscal 2009, $200 million in principal amount of securities supported by one of these CSAs matured and were paid in full. The related CSA terminated in accordance with its terms and collateral of $15 million was returned. The remaining CSAs terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and the remaining $400 million in collateral was returned.

Also during fiscal year 2008, we entered into a TRS arrangement with a major bank (the "Bank") pursuant to which the Bank purchased securities issued by three SIVs from a Dublin-domiciled liquidity fund managed by one of our subsidiaries. The $890 million in face amount of commercial paper was purchased by the Bank for cash at an aggregate amount of $832 million, which represents an estimate of value determined for collateral purposes. In addition, we reimbursed the fund for the $59.5 million difference between the fund's carrying value, including accrued interest, and the amount paid and provided $139.5 million in cash collateral, which under the terms of the agreements could be increased or decreased based on changes in the value, or upon maturities, of the underlying securities.

During fiscal 2009, we provided additional support to two liquidity funds in the form of two standby letters of credit in the total amount of approximately $257 million. We provided collateral equal to the total support amount under the LOCs. These LOCs terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and the $257 million of collateral was returned.

During fiscal 2009, we entered into and amended various capital support agreements. Under the terms of the new and amended CSAs, we agreed to provide up to a maximum of $1.07 billion in support to particular liquidity funds in certain circumstances upon the funds realizing a loss from specific underlying securities. We provided $1.07 billion in collateral to support each CSA up to the maximum contribution amount. CSAs aggregating $1.03 billion terminated in accordance with their terms upon the purchase of the underlying securities from the funds, as described below, and $1.03 billion of collateral was returned.

During fiscal 2009, $440 million in principal amount of securities previously supported under the TRS arrangement matured and were paid in full and an additional $95 million in principal amount of securities under the TRS arrangement was repaid. Also during fiscal 2009, non-bank sponsored SIV securities purchased from a Dublin-domiciled liquidity fund in fiscal 2008 matured and $82 million in principal amount and interest was paid in full.

During fiscal 2009, we paid $2.9 billion for an aggregate $3.0 billion in principal amount (plus $24 million of accrued interest) of non-bank sponsored SIV securities from six liquidity funds that were previously supported under twelve CSAs and seven LOCs. Upon the purchase of these securities, the twelve CSAs aggregating $1.4 billion and seven LOCs aggregating $742 million were terminated in accordance with their terms. Collateral of $2.0 billion was returned, which includes the return of $1.03 billion and $257 million of collateral provided during the current fiscal year to support new or amended CSAs and LOCs, respectively.

During fiscal 2009, the $3.0 billion of purchased securities were sold along with $355 million of securities previously supported by the TRS and $76 million of Canadian conduit securities held on our balance sheet, to third parties for $627.3 million, net of transaction costs. The TRS terminated in accordance with its terms upon the sale of the securities and $209 million of collateral was returned.

During fiscal 2009, we also paid $181.2 million to reimburse two funds for a portion of losses they incurred in selling SIV securities.

During fiscal 2010, the four remaining CSAs to provide up to $42 million in support to two liquidity funds were terminated or expired in accordance with their terms. No amounts were drawn thereunder and $42 million of collateral was returned.

Credit and Liquidity Risk

Cash and cash equivalent deposits involve certain credit and liquidity risks. We maintain our cash and cash equivalents with a limited number of high quality financial institutions and from time to time may have concentrations with one or more of these institutions. The balances with these financial institutions and their credit quality are monitored on an ongoing basis.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements, as defined by the Securities and Exchange Commission ("SEC"), include certain contractual arrangements pursuant to which a company has an obligation, such as certain contingent obligations, certain guarantee contracts, retained or contingent interest in assets transferred to an unconsolidated entity, certain derivative instruments classified as equity or material variable interests in unconsolidated entities that provide financing, liquidity, market risk or credit risk support. Disclosure is required for any off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on our financial condition, results of operations, liquidity or capital resources. We generally do not enter into off-balance sheet arrangements, as defined, other than those described in the Contractual Obligations section that follows and Variable Interest Entities and Liquidity Fund Support discussed in Critical Accounting Policies and Notes 1, 16 and 17 of Notes to Consolidated Financial Statements.

As previously discussed, during fiscal 2009 and 2008, we entered into various off-balance sheet arrangements to provide support to certain of our liquidity funds. These arrangements, all of which were terminated or expired prior to March 31, 2010, included letters of credit, capital support agreements and a TRS, which are fully described above and in Note 17 of Notes to Consolidated Financial Statements.

In January 2008, we entered into hedge and warrant transactions on the convertible notes with certain financial institution counterparties to increase the effective conversion price of the convertible senior notes. See Note 7 of Notes to Consolidated Financial Statements.

Contractual and Contingent Obligations

We have contractual obligations to make future payments, principally in connection with our long-term debt and non-cancelable lease agreements. See Notes 6, 7, and 9 of Notes to Consolidated Financial Statements for additional disclosures related to our commitments.

The following table sets forth these contractual obligations (in millions) by fiscal year:

	2011	2012	2013	2014	2015	Thereafter	Total
Contractual Obligations							
Short-term borrowings[1]	$250.0	$ —	$ —	$ —	$ —	$ —	$ 250.0
Long-term borrowings by contract maturity	5.2	2.3	0.9	0.9	1,250.9	108.9	1,369.1
Interest on short-term and long-term borrowings[2]	46.4	39.0	38.9	38.9	38.8	45.4	247.4
Minimum rental and service commitments	139.2	121.8	107.2	88.6	80.4	593.1	1,130.3
Minimum commitments under capital leases[3]	31.8	1.9	—	—	—	—	33.7
Total Contractual Obligations	472.6	165.0	147.0	128.4	1,370.1	747.4	3,030.5
Contingent Obligations							
Contingent payments related to business acquisitions[4]	—	—	2.2	—	—	—	2.2
Total Contractual and Contingent Obligations[5,6]	$472.6	$165.0	$149.2	$128.4	$1,370.1	$747.4	$3,032.7

(1) Represents borrowing under our revolving line of credit which does not expire until February 2013. However, we may elect to repay this debt sooner if we have sufficient available cash that management elects to utilize for this purpose.
(2) Interest on floating rate long-term debt is based on rates at March 31, 2010.
(3) The amount of commitments reflected for any year represents the maximum amount that could be payable at the earliest possible date under the terms of the agreements. Fiscal 2011 includes $29.0 million related to a put/purchase option agreement with the owner of land and a building. We currently do not intend to purchase this land and building, which could result in the forfeiture of our $4 million escrow deposit.
(4) The amount of contingent payments represents the fair value of the expected payment determined on the closing date of the acquisition, March 31, 2010. The maximum contingent payment that could be due in this fiscal year is $7.0 million.
(5) The table above does not include approximately $45.7 million in capital commitments to investment partnerships in which Legg Mason is a general or limited partner. These obligations will be funded, as required, through the end of the commitment periods that range through fiscal 2018.
(6) The table above does not include amounts for uncertain tax positions of $42.1 million (net of the federal benefit for state tax liabilities) because the timing of any related cash outflows cannot be reliably estimated.

MARKET RISK

The Company maintains an enterprise risk management program to oversee and coordinate risk management activities of Legg Mason and its subsidiaries. Under the program, certain risk activities are managed at the subsidiary level. The following describes certain aspects of our business that are sensitive to market risk.

Revenues and Net Income

The majority of our revenue is calculated from the market value of our AUM. Accordingly, a decline in the value of securities will cause our AUM to decrease. In addition, our fixed income and liquidity AUM are subject to the impact of interest rate fluctuations, as rising interest rates may tend to reduce the market value of bonds held in various mutual fund portfolios or separately managed accounts. In the ordinary course of our business we may also reduce or waive investment management fees, or limit total expenses, on certain products or services for particular time periods to manage fund expenses, or for other reasons, and to help retain or increase managed assets. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks. Declines in market values of AUM will result in reduced fee revenues and net income. We generally earn higher fees on equity assets than fees charged for fixed income and liquidity assets. Declines in market values of AUM in this asset class will disproportionately impact our revenues. In addition, under revenue sharing agreements, certain of our subsidiaries retain different percentages of revenues to cover their costs, including compensation. Our net income, profit margin and compensation as a percentage of operating revenues are impacted based on which subsidiaries generate our revenues, and a change in AUM at one subsidiary can have a dramatically different effect on our revenues and earnings than an equal change at another subsidiary.

Trading and Non-Trading Assets and Liabilities
Our trading and non-trading assets and liabilities are comprised of investment securities, including seed capital in sponsored mutual funds and products, derivative instruments, limited partnerships, limited liability companies and certain other investment products, and previously also included securities issued by SIVs and other conduit investments prior to March 31, 2009.

Trading investments at March 31, 2010 and 2009 subject to risk of security price fluctuations are summarized (in thousands) below.

	2010	2009
Investment securities:		
Investments relating to long-term incentive compensation plans	**$167,127**	$128,785
Proprietary fund products and other investments	**204,933**	207,307
Total trading investments	**$372,060**	$336,092

Approximately $149.8 million and $119.0 million of trading investments related to long-term incentive compensation plans as of March 31, 2010 and 2009, respectively, have offsetting liabilities such that fluctuation in the market value of these assets and the related liabilities will not have a material effect on our net income or liquidity. However, it may have an impact on our compensation expense with a corresponding offset in other non-operating income (expense). Trading investments of $17.3 million and $9.8 million at March 31, 2010 and 2009, respectively, relate to other long-term incentive plans and the related liabilities do not completely offset due to vesting provisions. Therefore, fluctuations in the market value of these trading investments will impact our compensation expense, non-operating income and net income.

Approximately $204.9 million and $207.3 million of trading assets at March 31, 2010 and 2009, respectively, are investments in proprietary fund products and other investments for which fluctuations in market value will impact our non-operating income. Of these amounts, the fluctuations in market value of approximately $33.0 million and $46.3 million of proprietary fund products as of March 31, 2010 and 2009, respectively, have offsetting compensation expense under revenue share agreements. The fluctuations in market value of approximately $17.7 million and $16.6 million of proprietary fund products as of March 31, 2010 and 2009, respectively, are allocated to noncontrolling interests of consolidated investment funds, and therefore do not impact Net Income attributable to Legg Mason, Inc. The fluctuations in market value of approximately $19.3 million in proprietary fund products as of March 31, 2010 are substantially offset by gains (losses) on market hedges and therefore do not materially impact Net Income attributable to Legg Mason, Inc. We did not hedge risk on proprietary fund products as of March 31, 2009. Investments in proprietary fund products are not liquidated until the related fund establishes a track record, has other investors, or a decision is made to no longer pursue the strategy.

Beginning in November 2007, we entered into a series of arrangements to provide credit support to certain liquidity funds. These arrangements included LOCs, CSAs, a TRS arrangement and the purchase of securities issued by SIVs and other conduits, all of which substantially increased our exposure to the risk of security price fluctuations. During fiscal 2009, we purchased and subsequently sold, or the funds sold, all remaining securities issued by SIVs held in our liquidity funds, effectively eliminating our exposure. Prior to the purchase, the majority of these SIV securities were supported under capital support arrangements, letters of credit and a TRS. The various support arrangements terminated in accordance with their terms upon the purchase. During fiscal 2009, we also sold Canadian conduit securities purchased from one of our liquidity funds during fiscal 2008. During fiscal 2010, the four remaining CSAs to provide up to $42 million in support expired or terminated in accordance with their terms and no losses were realized.

Non-trading assets and liabilities at March 31, 2010 and 2009 subject to risk of security price fluctuations are summarized (in thousands) below.

	2010	2009
Investment securities:		
Available-for-sale	**$ 6,957**	$ 6,818
Investments in partnerships and LLCs	**136,469**	59,515
Other investments	**1,884**	1,423
Total non-trading assets	**$145,310**	$67,756
Derivative liabilities:		
Fund support arrangements	**$ —**	$20,631

Investments in partnerships and LLCs at March 31, 2010 includes approximately $55.7 million of investments related to our involvement with the U.S. Treasury's Public-Private Investment Program ("PPIP").

As previously discussed, by March 31, 2009, we effectively eliminated our exposure to SIVs. As of March 31, 2009, we recorded derivative liabilities on fund support arrangements of $20.6 million, for which our exposure was limited to approximately $41.5 million. After the termination of these remaining fund support arrangements during fiscal 2010, we no longer have any exposure or additional potential losses related to supported securities.

Valuation of trading and non-trading investments is described below within Critical Accounting Policies under the heading "Valuation of Financial Instruments." The elimination of SIV exposure from our Balance Sheet and money market funds as of March 31, 2009 substantially reduced the sensitivity of our financial position to market risk. See Notes 1, 17 and 18 of Notes to Consolidated Financial Statements for further discussion of derivatives and liquidity fund support actions.

The following is a summary of the effect of a 20% increase or decrease in the market values of our financial instruments subject to market valuation risks at March 31, 2010:

	Carrying Value	Fair Value Assuming a 20% Increase[(1)]	Fair Value Assuming a 20% Decrease[(1)]
Trading investments:			
Investment related to deferred compensation plans	$167,127	$200,552	$133,702
Proprietary fund products and other	204,933	245,920	163,946
Total trading investment	372,060	446,472	297,648
Available-for-sale investments	6,957	8,348	5,566
Investments in partnerships and LLCs	136,469	163,763	109,175
Other investments	1,884	2,261	1,507
Total investments subject to market risk	$517,370	$620,844	$413,896

(1) Gains and losses related to certain investments in deferred compensation plans and proprietary fund products are directly offset by a corresponding adjustment to compensation expense and related liability, or noncontrolling interests. In addition, investments in proprietary fund products of approximately $19.3 million have been hedged to limit market risk. As a result, a 20% increase or decrease in the unrealized market value of our financial instruments subject to market valuation risks would result in a $39.2 million increase or decrease in our pre-tax earnings, respectively, as of March 31, 2010.

Foreign Exchange Sensitivity

We operate primarily in the United States, but provide services, earn revenues and incur expenses outside the United States. Accordingly, fluctuations in foreign exchange rates for currencies, principally in Brazil, Poland, the United Kingdom, Australia, and Canada, may impact our comprehensive income and net income. Certain of our subsidiaries have entered into forward contracts to manage the impact of fluctuations in foreign exchange rates on their results of operations. We do not expect foreign currency fluctuations to have a material effect on our comprehensive income or net income or liquidity.

Interest Rate Risk

Exposure to interest rate changes on our outstanding debt is mitigated as a substantial portion of our debt is at fixed interest rates. At March 31, 2010 and 2009, approximately $253.6 million and $806 million, respectively, of our outstanding floating rate debt is subject to fluctuations in interest rates and will have an impact on our non-operating income and net income. As of March 31, 2010, we estimate that a 1% change in interest rates would result in a net annual change to interest expense of $2.5 million. See Notes 6 and 7 of Notes to Consolidated Financial Statements for additional disclosures regarding debt.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Accounting policies are an integral part of the preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America. Understanding these policies, therefore, is a key factor in understanding our reported results of operations and financial position. See Note 1 of Notes to Consolidated Financial Statements for a discussion of our significant accounting policies and other information. Certain critical accounting policies require us to make estimates and assumptions that affect the amounts of assets, liabilities, revenues and expenses reported in the financial statements. Due to their nature, estimates involve judgment based upon available information. Therefore, actual results or amounts could differ from estimates and the difference could have a material impact on the consolidated financial statements.

We consider the following to be among our current accounting policies that involve significant estimates or judgments.

Revenue Recognition

The vast majority of our revenues are calculated as a percentage of the fair value of our AUM. The underlying securities within the portfolios we manage, which are not reflected within our consolidated financial statements, are generally valued as follows: (i) with respect to securities for which market quotations are readily available, the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith.

For most of our mutual funds and other pooled products, the boards of directors or similar bodies are responsible for establishing policies and procedures related to the pricing of securities. Each board of directors generally delegates the execution of the various functions related to pricing to a fund valuation committee which, in turn, may rely on information from various parties in pricing securities such as independent pricing services, the fund accounting agent, the fund manager, broker dealers, and others (or a combination thereof). The funds have controls reasonably designed to ensure that the prices assigned to securities they hold are accurate. Management has established policies to ensure consistency in the application of revenue recognition.

As manager and advisor for separate accounts, we are generally responsible for the pricing of securities held in client accounts (or may share this responsibility with others) and have established policies to govern valuation processes similar to those discussed above for mutual funds that are reasonably designed to ensure consistency in the application of revenue recognition. Management relies extensively on the data provided by independent pricing services and the custodians in the pricing of separate account AUM. Separate account customers typically select the custodian.

Valuation processes for AUM are dependent on the nature of the assets and any contractual provisions with our clients. Equity securities under management for which market quotations are available are usually valued at the last reported sales price or official closing price on the primary market or exchange on which they trade. Debt securities under management are usually valued at bid, or the mean between the last quoted bid and asked prices, provided by independent pricing services that are based on transactions in debt obligations, quotations from bond dealers, market transactions in comparable securities and various other relationships between securities. Short-term debt obligations are generally valued at amortized cost, which is designed to approximate fair value. The vast majority of our AUM is valued based on data from third parties such as independent pricing services, fund accounting agents, custodians and brokers. This varies slightly from time to time based upon the underlying composition of the asset class (equity, fixed income and liquidity) as well as the actual underlying securities in the portfolio within each asset class. Regardless of the valuation process or pricing source, we have established controls reasonably designed to assess the reasonableness of the prices provided. Where market prices are not readily available, or are determined not to reflect fair value, value may be determined in accordance with established valuation procedures based on, among other things, unobservable inputs. Management fees on AUM where fair values are based on unobservable inputs are not material. As of March 31, 2010, equity, fixed income and liquidity AUM values aggregated $173.8 billion, $364.3 billion, and $146.4 billion, respectively.

As the vast majority of our AUM is valued by independent pricing services based upon observable market prices or inputs, we believe market risk is the most significant risk underlying valuation of our AUM. The recent economic events and financial market turmoil have increased market price volatility; however, the valuation of the vast majority of the securities held by our funds and in separate accounts continues to be derived from readily available market price quotations. As of March 31, 2010, less than 2% of total AUM is valued based on unobservable inputs.

Valuation of Financial Instruments

Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except long-term debt. Trading investments, Investment securities and derivative assets and liabilities included in the Consolidated Balance Sheets include forms of financial instruments. Unrealized gains and losses related to these financial instruments are reflected in net income or other comprehensive income, depending on the underlying purpose of the instrument.

For investments, we value equity and fixed income securities using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices. We evaluate our non-trading Investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the difference between the adjusted cost of the investment security and its current fair value is recognized as a charge to earnings in the period in which the impairment is determined.

In fiscal 2009 and 2008, we entered into various credit support arrangements for certain liquidity funds managed by a subsidiary that qualified as derivative transactions. The fair values of these derivative instruments were based on management's estimates of expected outcomes derived from pricing data for the underlying securities and/or detailed collateral analyses. During fiscal 2009, we purchased and subsequently sold all supported securities issued by SIVs held in our liquidity funds, effectively eliminating our exposure to SIVs, and the various support arrangements terminated in accordance with their terms upon the purchase. As of March 31, 2009, four capital support arrangements, which supported investments in non-asset backed securities, remained outstanding for which a derivative liability of $20.6 million was included in Other current liabilities in the Consolidated Balance Sheet. No derivative asset was recorded as of March 31, 2009. During fiscal 2010, these four remaining capital support arrangements were terminated or expired in accordance with their terms and previously recorded unrealized losses of $20.6 million were recovered. None of these derivative transactions were designated for hedge accounting as defined in accounting guidance for derivative instruments and hedging activities, and the related gains and losses are included in Fund support in the Consolidated Statement of Operations in fiscal 2010, 2009 and 2008.

For trading and non-trading investments in illiquid or privately-held securities for which market prices or quotations are not readily available, the determination of fair value requires us to estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2010 and 2009, we owned approximately $48.4 million and $42.2 million, respectively, of trading and non-trading financial investments that were valued on our assumptions or estimates and unobservable inputs.

At March 31, 2010 and 2009, we also have approximately $136.5 million and $59.5 million, respectively, of other investments, such as investment partnerships, that are included in Other assets on the Consolidated Balance Sheets. These investments are generally accounted for under the cost or equity method, with the exception of $55.7 million of investments, as of March 31, 2010, related to our involvement with the U.S. Treasury's PPIP, which are recorded at fair value.

The accounting guidance for fair value measurement and disclosures defines fair value and establishes a framework for measuring fair value. The accounting guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

The accounting guidance for fair value measurements establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Our financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1—Financial instruments for which prices are quoted in active markets, which, for us, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.

Level 2—Financial instruments for which: prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For us, this category may include repurchase agreements, fixed income securities and certain proprietary fund products.

Level 3—Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes derivative assets and liabilities related to investments in partnerships, limited liability companies, and private equity funds. Previously, this category included derivative assets related to fund support agreements and certain owned securities issued by SIVs. This category may also include certain proprietary fund products with redemption restrictions.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy within which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products are valued at NAV determined by the fund administrator. These funds are typically invested in exchange-traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange-traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

As a practical expedient, we rely on the NAV of certain investments as their fair value. The NAVs that have been provided by investees are derived from the fair values of the underlying investments as of the reporting date.

As of March 31, 2010, approximately 2% of total assets (36% of financial assets measured at fair value) and no liabilities meet the definition of Level 3.

Any transfers between categories are measured at the beginning of the period.

See Note 3 of Notes to Consolidated Financial Statements for additional information.

Intangible Assets and Goodwill

Balances as of March 31, 2010 are as follows:

	Americas	International	Total
Asset management contracts	$ 70,073	$ 9,050	$ 79,123
Indefinite-life intangible assets	2,601,551	1,151,748	3,753,299
Trade names	7,700	62,100	69,800
Goodwill	910,959	404,337	1,315,296
	$3,590,283	$1,627,235	$5,217,518

Our identifiable intangible assets consist primarily of asset management contracts, contracts to manage proprietary mutual funds or funds-of-hedge funds and trade names resulting from acquisitions. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. Contracts to manage proprietary mutual funds or funds-of-hedge funds are indefinite-life intangible assets because we assume that there is no foreseeable limit on the contract period due to the likelihood of continued renewal at little or no cost. Similarly, trade names are considered indefinite-life intangible assets because they are expected to generate cash flows indefinitely.

In allocating the purchase price of an acquisition to intangible assets, we must determine the fair value of the assets acquired. We determine fair values of intangible assets acquired based upon projected future cash flows, which take into consideration estimates and assumptions including profit margins, growth or attrition rates for acquired contracts based upon historical experience, estimated contract lives, discount rates, projected net client flows and market performance. The determination of estimated contract lives requires judgment based upon historical client turnover and attrition rates and the probability that contracts with termination provisions will be renewed. The discount rate employed is a weighted-average cost of capital that takes into consideration a premium representing the degree of risk inherent in the asset as more fully described below.

For indefinite-life intangible assets and goodwill, we project the impact of both net client flows and market appreciation/depreciation on cash flows for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our past experience, relevant publicly available statistics and projections, and discussions with our own market experts. Beyond five years, our projections for net client flows and market performance migrate towards relevant long-term rates in line with our own results and industry growth statistics. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, there continues to be significant volatility and uncertainty in the markets, and our assumptions are subject to change based on fluctuations in our actual results and market conditions.

Goodwill represents the residual amount of acquisition cost in excess of identified tangible and intangible assets and assumed liabilities.

Given the relative significance of our intangible assets and goodwill to our consolidated financial statements, on a quarterly basis we consider if triggering events have occurred that may indicate a significant change in fair values. Triggering events may include significant adverse changes in our business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, we perform tests, which include critical reviews of all significant assumptions, to determine if any intangible assets or goodwill are impaired. At a minimum, we perform these tests for indefinite-life intangible assets and goodwill annually at December 31.

We completed our annual impairment tests of goodwill and indefinite-life intangible assets as of December 31, 2009, and determined that there was no impairment in the value of these assets as of December 31, 2009. Further, no impairment in the value of amortizable intangible assets was recognized during the year ended March 31, 2010, as our estimates of the related future cash flows exceeded the asset carrying values. We have also determined that no triggering events have occurred as of March 31, 2010, therefore, no additional indefinite-life intangible asset and goodwill impairment testing was necessary.

Amortizable Intangible Assets

Intangible assets subject to amortization are considered for impairment at each reporting period using an undiscounted cash flow analysis. Significant assumptions used in assessing the recoverability of management contract intangible assets include projected cash flows generated by the contracts and the remaining lives of the contracts. Projected cash flows are based on fees generated by current AUM for the applicable contracts. Contracts are generally assumed to turnover evenly throughout the life of the intangible asset. The remaining life of the asset is based upon factors such as average client retention and client turnover rates. If the amortization periods are not appropriate, the expected lives are adjusted and the impact on the fair value is assessed. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The estimated useful lives of amortizable intangible assets currently range from 1 to 8 years with a weighted-average life of approximately 4.3 years.

Indefinite-Life Intangible Assets

For intangible assets with lives that are indeterminable or indefinite, fair value is determined from a market participant's perspective based on projected discounted cash flows. We have two primary types of indefinite-life intangible assets: proprietary fund contracts and, to a lesser extent, trade names.

We determine the fair value of our intangible assets based upon discounted projected cash flows, which take into consideration estimates of profit margins, growth rates and discount rates. An asset is determined to be impaired if the current implied fair value is less than the recorded carrying value of the asset. If an asset is impaired, the difference between the current implied fair value and the carrying value of the asset reflected on the financial statements is recognized as an expense in the period in which the impairment is determined to be other than temporary.

Projected cash flows are based on annualized cash flows for the applicable contracts projected forward 40 years, assuming annual cash flow growth from estimated net client flows and projected market performance. Contracts that are managed and operated as a single unit, such as contracts within the same family of funds, are reviewed in aggregate and are considered interchangeable because investors can transfer between funds with limited restrictions. Similarly, cash flows generated by new funds added to the fund group are included when determining the fair value of the intangible asset. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

The domestic mutual fund contracts acquired in the Citigroup Asset Management ("CAM") acquisition of $2,502 million and the Permal funds-of-hedge funds contracts of $947 million account for approximately 65% and 25%, respectively, of our indefinite-life intangible assets. For our December 31, 2009 annual impairment test, cash flows from the domestic mutual fund contracts were assumed to have a 5-year average annual growth rate of approximately 8%, with a long-term annual rate of approximately 8% thereafter. Cash flows on the Permal contracts were assumed to have a 5-year average annual growth rate of approximately 14%, with a long-term annual rate of approximately 9% thereafter. The projected cash flows from the domestic mutual fund and Permal funds were discounted at 14.7% and 15.1%, respectively. Assuming all other factors remain the same, actual results and changes in assumptions for the domestic mutual fund and Permal fund-of-hedge funds contracts would have to cause our cash flow projections over the long-term to deviate more than 5% and 34%, respectively, from previous projections or the discount rate would have to be raised to 15.2% and 18.8%, respectively, for the asset to be deemed impaired. The approximate fair values of these assets exceed their carrying values by $144 million and $484 million, respectively.

Trade names account for 2% of indefinite-life intangible assets and are primarily related to Permal. We tested these intangible assets using assumptions similar to those described above for indefinite-life contracts.

Goodwill

Goodwill is evaluated at the reporting unit level and is considered for impairment when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. In estimating the implied fair value of the reporting unit, we use valuation techniques based on discounted projected cash flows, similar to techniques employed in analyzing the purchase price of an acquisition target. We have defined the reporting units to be the Americas and International divisions, which are the same as our operating segments. Allocations of goodwill to our divisions for any changes in our management structure, acquisitions and dispositions are based on relative fair values of the businesses added to or sold from the divisions. See Note 19 of Notes to Consolidated Financial Statements for additional information related to business segments.

Significant assumptions used in assessing the implied fair value of the reporting unit under the discounted cash flow method include the projected cash flows generated by the reporting unit, including profit margins, expected current and long-term cash flow growth rates, and the discount rate used to determine the present value of the cash flows. Cash flow growth rates consider estimates of both AUM flows and market expectations by asset class (equity, fixed income and liquidity), by investment manager and by reporting unit based upon, among other things, historical experience and expectations of future market performance from internal and external sources. The impact of both net client flows and market performance on cash flows are projected for the near-term (generally the first five years) based on a year-by-year assessment that considers current market conditions, our experience, our internal financial projections, relevant publicly available statistics and projections, and discussions with our own market experts. Actual cash flows in any one period may vary from the projected cash flows without resulting in an impairment charge because a variance in any one period must be considered in conjunction with other assumptions that impact projected cash flows.

Discount rates are based on appropriately weighted estimated costs of debt and capital using a market participant perspective. We estimate the cost of debt based on published debt rates. We estimate the cost of capital based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk and size premiums, peer-group betas and unsystematic risk. The discount rates are also calibrated based on an assessment of relevant market values.

Goodwill in the Americas reporting unit principally originated from the acquisitions of CAM and Royce. The value of this reporting unit is based on projected net cash flows of assets managed in our U.S. mutual funds, closed end funds and other proprietary funds, in addition to separate account assets of our U.S. managers. Goodwill in the International reporting unit principally originated from the acquisitions of Permal and the international CAM businesses. For our December 31, 2009 annual impairment test, the projected cash flows were discounted at 14.7% and 15.1%, respectively, for the Americas and International divisions to determine the present value of cash flows. As of December 31, 2009, the implied fair values materially exceeded the carrying values for both the Americas and International divisions. Projected cash flows, on an aggregate basis across all asset classes in the Americas division, were assumed to have a 5-year average annual growth rate of approximately 12%, with a long-term annual growth rate of approximately 9%. Projected cash flows, on an aggregate basis across all asset classes in the International division were assumed to have a five-year average annual growth rate of approximately 15%, with a long-term annual growth rate of approximately 9%. Cash flow growth for the Americas and International divisions over the next five years was based on separate factors for equity, fixed income, and liquidity products. Equity product growth projections were based on historical recovery trends following prior recessionary periods, in context with our long-term growth experience and current market conditions. Fixed income product growth projections were based on the past experience of our primary fixed income manager and market influences relevant to their business. Long-term growth of 9% for both divisions was based on our historical experience, available historic market statistics, and estimates of future expectations. We believe our growth assumptions are reasonable given our consideration of multiple inputs, including internal and external sources described above. However, our assumptions are subject to change based on fluctuations in our actual results and market conditions. Assuming all other factors remain the same, actual results and changes in assumptions for the Americas and International reporting units would have to cause our cash flow projections for both reporting units over the long-term to deviate approximately 50% from previous projections or the discount rate would have to increase approximately 6 and 7 percentage points, respectively, for goodwill to be considered for impairment.

As of December 31, 2009, considering relevant prices of our common shares, our market capitalization, along with a reasonable control premium, exceeds the aggregate carrying values of our reporting units.

Stock-Based Compensation

Our stock-based compensation plans include stock options, employee stock purchase plans, market-based performance share awards, restricted stock awards and deferred compensation payable in stock. Under our stock compensation plans, we issue equity awards to directors, officers, and key employees.

In accordance with the applicable accounting guidance, compensation expense for the years ended March 31, 2010, 2009 and 2008 includes compensation cost for all non-vested share-based awards at their grant date fair value amortized over the respective vesting periods on the straight-line method. Unamortized deferred compensation is recognized as a reduction of additional paid-in capital. Also under the accounting guidance, cash flows related to income tax deductions in excess of or less than the stock-based compensation expense are classified as financing cash flows.

We granted 1.5 million, 1.5 million, and 0.9 million stock options in fiscal 2010, 2009 and 2008, respectively. For additional information on share-based compensation, see Note 12 of Notes to Consolidated Financial Statements.

We determine the fair value of each option grant using the Black-Scholes option pricing model, except for market-based grants, for which we use a Monte Carlo option pricing model. Both models require management to develop estimates regarding certain input variables. The inputs for the Black-Scholes model include: stock price on the date of grant, exercise price of the option, dividend yield, volatility, expected life and the risk-free interest rate, all of which except the grant date stock price and the exercise price require estimates or assumptions. We calculate the dividend yield based upon the average of the historical quarterly dividend payments over a term equal to the vesting period of the options. We estimate volatility equally weighted between the historical prices of our stock over a period equal to the expected life of the option and in part upon the implied volatility of market-listed options at the date of grant. The expected life is the estimated length of time an option is held before it is either exercised or canceled, based upon our historical option exercise experience. The risk-free interest rate is the rate available for zero-coupon U.S. Government issues with a remaining term equal to the expected life of the options being valued. If we used different methods to estimate our variables for the Black-Scholes and Monte Carlo models, or if we used a different type of option-pricing model, the fair value of our option grants might be different.

Income Taxes

Legg Mason and its subsidiaries are subject to the income tax laws of the federal, state and local jurisdictions of the U.S. and numerous foreign jurisdictions in which we operate. We file income tax returns representing our filing positions with each jurisdiction. Due to the inherent complexities arising from conducting business and being taxed in a substantial number of jurisdictions, we must make certain estimates and judgments in determining our income tax provision for financial statement purposes.

These estimates and judgments are used in determining the tax basis of assets and liabilities and in the calculation of certain tax assets and liabilities that arise from differences in the timing of revenue and expense recognition for tax and financial statement purposes. Management assesses the likelihood that we will be able to realize our deferred tax assets. If it is more likely than not that the deferred tax asset will not be realized, then a valuation allowance is established with a corresponding increase to deferred tax provision.

Substantially all of our deferred tax assets relate to U.S. and United Kingdom ("U.K.") taxing jurisdictions. As of March 31, 2010, U.S. federal deferred tax assets aggregated $611 million, realization of which is expected to require $4.0 billion of future U.S. earnings, approximately $116 million of which must be in the form of foreign sourced income. Deferred tax assets generated in U.S. jurisdictions resulting from net operating losses generally expire 20 years after they are generated and those resulting from foreign tax credits generally expire 10 years after they are generated. Based on estimates of future taxable income, using the same assumptions as those used in our goodwill impairment testing, it is more likely than not that current federal tax benefits are realizable and no valuation allowance is necessary at this time. To the extent our analysis of the realization of deferred tax assets relies on deferred tax liabilities, we have considered the timing, nature and jurisdiction of reversals. While tax planning may enhance our positions, the realization of current tax benefits is not dependent on any significant tax strategies. As of March 31, 2010, U.S. state deferred tax assets aggregated $212 million. Due to limitations on net operating loss and capital loss carryforwards and, taking into consideration certain state tax planning strategies, a valuation allowance has been established for the state capital loss and net operating loss benefits in certain jurisdictions in the amount of $49.2 million for fiscal year 2010. Due to the uncertainty of future state apportionment factors and future effective state tax rates, the value of state net operating loss benefits ultimately realized may vary. As of March 31, 2010, U.K. deferred tax assets, net of valuation allowances, are not material. An additional valuation allowance was recorded on $2.9 million of foreign deferred tax assets relating to various jurisdictions.

In the event we determine all or any portion of our deferred tax assets are not realizable, we will be required to establish a valuation allowance by a charge to the income tax provision in the period in which that determination is made. Depending on the facts and circumstances, the charge could be material to our earnings.

The calculation of our tax liabilities involves uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax uncertainties in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due.

Consolidation

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. We do not utilize SPEs as a form of financing or to provide liquidity, nor have we recognized any gains or losses from the sale of assets to SPEs.

In accordance with accounting guidance for the consolidation of variable interest entities ("VIEs"), SPEs are designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, either contractual or implied, or in which the equity investors do not have the characteristics of a controlling financial interest. Generally, limited partnership entities where the general partner does not have substantive equity investment at risk and where the other limited partners do not have substantive rights to remove the general partner or to dissolve the limited partnership are also considered VIEs. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. In accordance with the accounting guidance, our determination of expected residual returns excludes gross fees paid to a decision maker. Under current guidance, it is unlikely that we will be the primary beneficiary for VIEs created to manage assets for clients unless our ownership interest, including interests of related parties, in a VIE is substantial, unless we may earn significant performance fees from the VIE or unless we are considered to have a material implied variable interest.

The accounting guidance also requires the disclosure of VIEs in which we are a sponsor or are considered to have a significant variable interest. In determining whether a variable interest is significant, we consider the same factors used for determination of the primary beneficiary. In determining whether we are the primary beneficiary of VIEs, we consider both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to us, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, we must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit and interest rate risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If we, together with our related party relationships, are determined to be the primary beneficiary of a VIE, the entity is consolidated within our financial statements. If our assumptions or estimates were to be materially incorrect, we might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase in Assets with a corresponding increase in Noncontrolling interests or Liabilities on the Consolidated Balance Sheets, and a decrease in Investment advisory fees and an increase or decrease in Other non-operating income (expense) with a corresponding offset in Noncontrolling interests on the Consolidated Statements of Operations, but would have no impact on Net income attributable to Legg Mason, Inc.

As further discussed in Note 1 of Notes to Consolidated Financial Statements, there are amendments and proposed amendments to consolidation accounting that may require us to consolidate additional VIEs or voting interest entities.

As of March 31, 2010, we are the primary beneficiary of one sponsored investment fund VIE, which resulted in consolidation. This VIE had total assets and total equity of $52.7 million as of March 31, 2010, and $48.2 million as of March 31, 2009. Our investment in this VIE was $27.5 million and $26.3 million as of March 31, 2010 and 2009, respectively, which represents our maximum risk of loss.

See Note 16 of Notes to Consolidated Financial Statements for additional discussion of variable interests.

RECENT ACCOUNTING DEVELOPMENTS

See discussion of Recent Accounting Developments in Note 1 of Notes to Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

We have made in this 2010 Annual Report, and from time to time may otherwise make in our public filings, press releases and statements by our management, "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including information relating to anticipated growth in revenues, margins or earnings per share, anticipated changes in our business or in the amount of our client AUM, anticipated future performance of our business, anticipated future investment performance of our subsidiaries, our expected future net client cash flows, anticipated expense levels, changes in expenses, the expected effects of acquisitions and expectations regarding financial market conditions. The words or phrases "can be," "may be," "expects," "may affect," "may depend," "believes," "estimate," "project," "anticipate" and similar words and phrases are intended to identify such forward-looking statements. Such forward-looking statements are subject to various known and unknown risks and uncertainties and we caution readers that any forward-looking information provided by or on behalf of Legg Mason is not a guarantee of future performance.

Actual results may differ materially from those in forward-looking information as a result of various factors, some of which are beyond our control, including but not limited to those discussed below and those discussed under the heading "Risk Factors" and elsewhere in our Annual Report on Form 10-K and our other public filings, press releases and statements by our management. Due to such risks, uncertainties and other factors, we caution each person receiving such forward-looking information not to place undue reliance on such statements. Further, such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligations to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

Our future revenues may fluctuate due to numerous factors, such as: the total value and composition of AUM; the volatility and general level of securities prices and interest rates; the relative investment performance of company-sponsored investment funds and other asset management products compared with competing offerings and market indices; investor sentiment and confidence; general economic conditions; our ability to maintain investment management and administrative fees at current levels; competitive conditions in our business; the ability to attract and retain key personnel and the effects of acquisitions, including prior acquisitions. Our future operating results are also dependent upon the level of operating expenses, which are subject to fluctuation for the following or other reasons: variations in the level of compensation expense incurred as a result of changes in the number of total employees, competitive factors, changes in the percentages of revenues paid as compensation or other reasons; variations in expenses and capital costs, including depreciation, amortization and other non-cash charges incurred by us to maintain our administrative infrastructure; unanticipated costs that may be incurred by Legg Mason from time to time to protect client goodwill, to otherwise support investment products or in connection with litigation or regulatory proceedings; and the effects of acquisitions and dispositions.

Our business is also subject to substantial governmental regulation and changes in legal, regulatory, accounting, tax and compliance requirements that may have a substantial effect on our business and results of operations.

EFFECTS OF INFLATION

The rate of inflation can directly affect various expenses, including employee compensation, communications and technology and occupancy, which may not be readily recoverable in charges for services provided by us. Further, to the extent inflation adversely affects the securities markets, it may impact revenues and recorded intangible asset and goodwill values. See discussion of "Market Risks—Revenues and Net Income" and "Critical Accounting Policies—Intangible Assets and Goodwill" previously discussed.

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Legg Mason, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting.

Legg Mason's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Legg Mason's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Legg Mason; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of Legg Mason are being made only in accordance with authorizations of management and directors of Legg Mason; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of Legg Mason's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2010, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control—Integrated Framework*. Based on that assessment, management concluded that, as of March 31, 2010, Legg Mason's internal control over financial reporting is effective based on the criteria established in the COSO framework.

The effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2010, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing herein, which expresses an unqualified opinion on the effectiveness of Legg Mason's internal control over financial reporting as of March 31, 2010.



Mark R. Fetting
Chairman and Chief Executive Officer



Charles J. Daley, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
and Stockholders of Legg Mason, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Legg Mason, Inc. and its subsidiaries at March 31, 2010 and March 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Baltimore, Maryland
May 28, 2010

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	March 31,	
	2010	2009
ASSETS		
Current Assets		
Cash and cash equivalents	**$1,508,275**	$1,084,474
Restricted cash	**2,185**	41,688
Receivables:		
Investment advisory and related fees	**349,245**	293,084
Other	**211,571**	306,837
Investment securities	**372,060**	336,092
Refundable income taxes	—	603,668
Deferred income taxes	**58,037**	94,112
Other	**57,773**	99,432
Total current assets	**2,559,146**	2,859,387
Fixed assets, net	**361,819**	367,043
Intangible assets, net	**3,902,222**	3,922,801
Goodwill	**1,315,296**	1,186,747
Deferred income taxes	**271,553**	759,433
Other	**203,675**	136,888
Total Assets	**$8,613,711**	$9,232,299
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accrued compensation	**$ 288,856**	$ 374,025
Accounts payable and accrued expenses	**400,574**	400,761
Short-term borrowings	**250,000**	250,000
Current portion of long-term debt	**5,154**	8,188
Fund support	—	20,631
Other	**100,771**	227,588
Total current liabilities	**1,045,355**	1,281,193
Deferred compensation	**137,312**	105,115
Deferred income taxes	**270,578**	258,944
Other	**123,985**	225,400
Long-term debt	**1,165,180**	2,732,002
Total Liabilities	**2,742,410**	4,602,654
Commitments and Contingencies (Note 9)		
Redeemable Noncontrolling Interests	**29,577**	31,020
Stockholders' Equity		
Common stock, par value $.10; authorized 500,000,000 shares; issued 161,438,993 shares in 2010 and 141,853,025 shares in 2009	**16,144**	14,185
Preferred stock, par value $10; authorized 4,000,000 shares; no shares outstanding in 2010 and 2009, respectively	—	—
Shares exchangeable into common stock	**2,760**	3,069
Additional paid-in capital	**4,447,612**	3,452,530
Employee stock trust	**(33,095)**	(35,094)
Deferred compensation employee stock trust	**33,095**	35,094
Retained earnings	**1,316,981**	1,131,625
Accumulated other comprehensive income (loss), net	**58,227**	(2,784)
Total Stockholders' Equity	**5,841,724**	4,598,625
Total Liabilities and Stockholders' Equity	**$8,613,711**	$9,232,299

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Years Ended March 31,		
	2010	2009	2008
OPERATING REVENUES			
Investment advisory fees			
Separate accounts	**$ 814,824**	$ 1,017,195	$1,464,512
Funds	**1,367,297**	1,836,350	2,319,788
Performance fees	**71,452**	17,429	132,740
Distribution and service fees	**375,333**	475,003	692,277
Other	**5,973**	11,390	24,769
Total operating revenues	**2,634,879**	3,357,367	4,634,086
OPERATING EXPENSES			
Compensation and benefits	**1,111,298**	1,132,216	1,569,517
Distribution and servicing	**691,931**	969,964	1,273,986
Communications and technology	**163,098**	188,312	192,821
Occupancy	**156,967**	209,537	129,425
Amortization of intangible assets	**22,769**	36,488	57,271
Impairment of goodwill and intangible assets	**—**	1,307,970	151,000
Other	**167,633**	182,060	209,890
Total operating expenses	**2,313,696**	4,026,547	3,583,910
OPERATING INCOME (LOSS)	**321,183**	(669,180)	1,050,176
OTHER NON-OPERATING INCOME (EXPENSE)			
Interest income	**7,367**	56,272	76,923
Interest expense	**(126,317)**	(182,805)	(89,225)
Fund support	**23,171**	(2,283,236)	(607,276)
Other	**104,252**	(109,248)	6,729
Total other non-operating income (expense)	**8,473**	(2,519,017)	(612,849)
INCOME (LOSS) BEFORE INCOME TAX PROVISION (BENEFIT)	**329,656**	(3,188,197)	437,327
Income tax provision (benefit)	**118,676**	(1,223,203)	173,496
NET INCOME (LOSS)	**210,980**	(1,964,994)	263,831
Less: Net income attributable to noncontrolling interests	**6,623**	2,924	266
NET INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.	**$ 204,357**	$(1,967,918)	$ 263,565
NET INCOME (LOSS) PER SHARE ATTRIBUTABLE TO LEGG MASON, INC. COMMON SHAREHOLDERS			
Basic	**$ 1.33**	$ (13.99)	$ 1.86
Diluted	**$ 1.32**	$ (13.99)	$ 1.83

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Years Ended March 31,		
	2010	2009	2008
COMMON STOCK			
Beginning balance	**$ 14,185**	$ 13,856	$ 13,178
Stock options and other stock-based compensation	**8**	109	157
Deferred compensation employee stock trust	**13**	16	5
Deferred compensation, net	**66**	92	30
Exchangeable shares	**12**	76	8
Equity Units exchanged	**1,860**	—	—
Business acquisitions	—	—	39
Shares repurchased and retired	—	—	(114)
Preferred share conversions	—	36	553
Ending balance	**16,144**	14,185	13,856
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**3,069**	4,982	5,188
Exchanges	**(309)**	(1,913)	(206)
Ending balance	**2,760**	3,069	4,982
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	**3,452,530**	3,446,559	3,540,568
Stock options and other stock-based compensation	**18,758**	37,988	91,873
Deferred compensation employee stock trust	**3,156**	6,505	4,915
Deferred compensation, net	**29,056**	33,107	24,195
Convertible debt	—	(73,430)	—
Exchangeable shares	**297**	1,837	198
Equity Units exchanged	**943,815**	—	—
Business acquisitions	—	—	32,461
Cost of convertible note hedge, net	—	—	(83,125)
Future tax benefit on convertible note hedge	—	—	113,858
Shares repurchased and retired	—	—	(277,831)
Preferred share conversions	—	(36)	(553)
Ending balance	**4,447,612**	3,452,530	3,446,559
EMPLOYEE STOCK TRUST			
Beginning balance	**(35,094)**	(29,307)	(31,839)
Shares issued to plans	**(2,938)**	(5,787)	(4,689)
Distributions and forfeitures	**4,937**	—	7,221
Ending balance	**(33,095)**	(35,094)	(29,307)
DEFERRED COMPENSATION EMPLOYEE STOCK TRUST			
Beginning balance	**35,094**	29,307	31,839
Shares issued to plans	**2,938**	5,787	4,689
Distributions and forfeitures	**(4,937)**	—	(7,221)
Ending balance	**33,095**	35,094	29,307
RETAINED EARNINGS			
Beginning balance	**1,131,625**	3,236,314	3,112,844
Cumulative effect of change in accounting principle	—	—	(3,550)
Net income (loss) attributable to Legg Mason, Inc.	**204,357**	(1,967,918)	263,565
Dividends declared	**(19,001)**	(136,771)	(136,545)
Ending balance	**1,316,981**	1,131,625	3,236,314
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET			
Beginning balance	**(2,784)**	82,930	37,895
Realized and unrealized holding gains (losses) on investment securities, net of tax	**(18)**	61	(24)
Unrealized and realized gains (losses) on cash flow hedge, net of tax	—	938	(1,523)
Foreign currency translation adjustment	**61,029**	(86,713)	46,582
Ending balance	**58,227**	(2,784)	82,930
TOTAL STOCKHOLDERS' EQUITY	**$5,841,724**	$ 4,598,625	$6,784,641

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Years Ended March 31,		
	2010	2009	2008
NET INCOME (LOSS)	**$210,980**	$(1,964,994)	$263,831
Other comprehensive income gains (losses):			
Foreign currency translation adjustment	**61,029**	(86,713)	46,582
Unrealized gains (losses) on investment securities:			
Unrealized holding gains (losses) net of tax provision (benefit) of $(9), $9 and $(8), respectively	**(13)**	13	(11)
Reclassification adjustment for (gains) losses included in net income	**(5)**	48	(13)
Net unrealized gains (losses) on investment securities	**(18)**	61	(24)
Unrealized and realized gains (losses) on cash flow hedge, net of tax provision (benefit) of $0, $666 and $(1,080), respectively	—	938	(1,523)
Total other comprehensive income (loss)	**61,011**	(85,714)	45,035
COMPREHENSIVE INCOME (LOSS)	**271,991**	(2,050,708)	308,866
Less: Comprehensive income attributable to noncontrolling interests	**6,623**	2,924	266
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO LEGG MASON, INC.	**$265,368**	$(2,053,632)	$308,600

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years Ended March 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	**$ 210,980**	$(1,964,994)	$ 263,831
Loss on Equity Unit exchange	**22,040**	—	—
Realized loss on sale of SIV securities	—	2,257,217	—
Non-cash items included in net income:			
Depreciation and amortization	**114,078**	138,445	141,083
Imputed interest for 2.5% convertible senior notes	**34,445**	32,340	6,544
Amortization of deferred sales commissions	**25,866**	35,619	39,139
Accretion and amortization of securities discounts and premiums, net	**13,387**	7,177	1,059
Stock-based compensation	**46,578**	56,993	49,345
Unrealized (gains) losses on investments	**(120,816)**	106,797	43,960
Unrealized (gains) losses on fund support	**(22,115)**	25,996	607,276
Deferred income taxes	**113,947**	(817,477)	(175,649)
Impairment of goodwill and intangible assets	—	1,307,970	151,000
Other	**2,808**	17,918	2,266
Decrease (increase) in assets excluding acquisitions:			
Investment advisory and related fees receivable	**(53,402)**	227,137	66,907
Net sales (purchases) of trading investments	**76,283**	(95,074)	(92,772)
Refundable income taxes	**992,548**	—	—
Other receivables	**177,667**	(626,392)	26,095
Other assets	**(62,292)**	431,593	72,585
Increase (decrease) in liabilities excluding acquisitions:			
Accrued compensation	**(89,800)**	(234,817)	45,268
Deferred compensation	**32,197**	(44,838)	13,940
Accounts payable and accrued expenses	**(187)**	(89,380)	(30,332)
Other liabilities	**(86,484)**	(362,348)	(86,671)
CASH PROVIDED BY OPERATING ACTIVITIES	**1,427,728**	409,882	1,144,874
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for fixed assets, including leaseholds	**(84,117)**	(130,950)	(184,275)
Payments for business acquisitions and related costs	**(11,092)**	(7,524)	(14,858)
Contractual acquisition earnout settlements (payments)	**(179,804)**	120,000	(207,500)
Proceeds from sale of assets	**150**	181,147	—
Fund Support:			
Restricted cash, net (principally collateral)	**38,890**	801,793	(851,688)
Payments under liquidity fund support arrangements	—	(305,933)	(59,537)
Proceeds from sale of SIV securities	—	513,855	49,915
Purchases of SIV securities, net of distributions	—	(2,868,815)	(229,810)
Net (increase) decrease in securities purchased under agreements to resell	—	604,642	(604,642)
Purchases of investment securities	**(55,507)**	(1,293)	(6,095)
Proceeds from sales and maturities of investment securities	**14,792**	2,172	5,180
CASH USED FOR INVESTING ACTIVITIES	**$ (276,688)**	$(1,090,906)	$(2,103,310)

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Dollars in thousands)

	Years Ended March 31,		
	2010	2009	2008
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in short-term borrowings	**$ —**	$ (250,000)	$ 500,000
Proceeds from issuance of long-term debt, net	**—**	1,089,463	1,252,600
Purchase of convertible note hedge, net	**—**	—	(83,125)
Debt issue costs	**(3,056)**	—	—
Third-party distribution financing, net	**(2,428)**	(4,814)	5,264
Repayment of principal on long-term debt	**(554,913)**	(429,608)	(114,867)
Payment on Equity Unit exchange	**(135,015)**	—	—
Issuance of common stock	**4,999**	31,983	35,920
Repurchase of stock	**—**	—	(277,945)
Dividends paid	**(48,241)**	(135,878)	(132,821)
Net (redemptions/distributions paid)/subscriptions received from noncontrolling interest holders	**(8,066)**	28,004	(610)
Excess tax benefit associated with stock-based compensation	**—**	—	35,587
CASH (USED FOR) PROVIDED BY FINANCING ACTIVITIES	**(746,720)**	329,150	1,220,003
EFFECT OF EXCHANGE RATE CHANGES ON CASH	**19,481**	(27,206)	18,370
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**423,801**	(379,080)	279,937
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**1,084,474**	1,463,554	1,183,617
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$1,508,275**	$1,084,474	$1,463,554
SUPPLEMENTARY DISCLOSURE			
Cash paid (received) for:			
Income taxes (net of payments in 2010 of $60,747)	**$ (994,823)**	$ 156,129	$ 250,352
Interest	**73,909**	158,499	74,084

See notes to consolidated financial statements.

(Amounts in thousands, except per share amounts or unless otherwise noted)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
Legg Mason, Inc. ("Parent") and its subsidiaries (collectively, "Legg Mason") are principally engaged in providing asset management and related financial services to individuals, institutions, corporations and municipalities.

The consolidated financial statements include the accounts of the Parent and its subsidiaries in which it has a controlling financial interest. Generally, an entity is considered to have a controlling financial interest when it owns a majority of the voting interest in an entity. Legg Mason is also required to consolidate any variable interest entity ("VIE") in which it is considered to be the primary beneficiary. See discussion of Consolidation that follows for a further discussion of VIEs. All material intercompany balances and transactions have been eliminated.

Unless otherwise noted, all per share amounts include common shares of Legg Mason, shares issued in connection with the acquisition of Legg Mason Canada Inc., which are exchangeable into common shares of Legg Mason on a one-for-one basis at any time, and non-voting convertible preferred stock, which was convertible into shares of Legg Mason common stock. These non-voting convertible preferred shares were considered "participating securities" and therefore were included in the calculation of basic earnings per common share. During fiscal 2010, Legg Mason announced a plan to terminate the exchangeable share arrangement, in accordance with its terms, and in May 2010 all outstanding exchangeable shares were exchanged for shares of Legg Mason common stock.

All references to fiscal 2010, 2009 or 2008 refer to Legg Mason's fiscal year ended March 31 of that year.

Use of Estimates
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make assumptions and estimates that affect the amounts reported in the financial statements and accompanying notes, including revenue recognition, valuation of financial instruments, intangible assets and goodwill, stock-based compensation, income taxes, and consolidation. Management believes that the estimates used are reasonable, although actual amounts could differ from the estimates and the differences could have a material impact on the consolidated financial statements.

Cash and Cash Equivalents
Cash equivalents are highly liquid investments with original maturities of 90 days or less.

Restricted Cash
Restricted cash at March 31, 2010 is $2,185, which primarily represents cash collateral required for market hedge arrangements. This cash is not available to Legg Mason for general corporate use. During fiscal 2010, restricted cash of $41,500, which represented cash collateral required under support arrangements that expired for certain liquidity funds that a subsidiary manages, was released.

Financial Instruments
Substantially all financial instruments are reflected in the financial statements at fair value or amounts that approximate fair value, except long-term debt.

Legg Mason holds debt and marketable equity investments which are classified as available-for-sale, held-to-maturity or trading. Debt and marketable equity securities classified as available-for-sale are reported at fair value and resulting unrealized gains and losses are reflected in stockholders' equity, noncontrolling interests, and comprehensive income, net of applicable income taxes. Debt securities, for which there is positive intent and ability to hold to maturity, are classified as held-to-maturity and are recorded at amortized cost. Amortization of discount or premium is recorded under the interest method and is included in interest income.

Certain investment securities are classified as trading securities. These investments are recorded at fair value and unrealized gains and losses are included in current period earnings. Realized gains and losses for all investments are included in current period earnings.

Equity and fixed income securities are valued using closing market prices for listed instruments or broker or dealer price quotations, when available. Fixed income securities may also be valued using valuation models and estimates based on spreads to actively traded benchmark debt instruments with readily available market prices.

Legg Mason evaluates its non-trading investment securities for "other than temporary" impairment. Impairment may exist when the fair value of an investment security has been below the adjusted cost for an extended period of time. If an "other than temporary" impairment is determined to exist, the amount of impairment that relates to credit losses is recognized as a charge to income. As of March 31, 2010 and 2009, the amount of temporary unrealized losses for investment securities not recognized in income was not material.

For investments in illiquid or privately-held securities for which market prices or quotations may not be readily available, management estimates the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry. As of March 31, 2010 and 2009, Legg Mason had approximately $48.4 million and $42.2 million, respectively, of trading and non-trading financial instruments which were valued based upon management's assumptions or estimates, taking into consideration available financial information of the company and industry.

At March 31, 2010 and 2009, Legg Mason had approximately $136.5 million and $59.5 million, respectively, of investments in partnerships and limited liability corporations. These investments are reflected in Other noncurrent assets on the Consolidated Balance Sheets and are accounted for under the cost or equity method, with the exception of $55.7 million of investments, as of March 31, 2010, related to Legg Mason's involvement with the U.S. Treasury's Public-Private Investment Program ("PPIP"), which are recorded at fair value.

In addition to the financial instruments described above and the derivative instruments described below, other financial instruments that are carried at fair value or amounts that approximate fair value include Cash and cash equivalents and Short-term borrowings. The fair value of Long-term debt at March 31, 2010 and 2009 was $1,265,418 and $2,804,262, respectively. These fair values were estimated using current market prices.

Derivative Instruments

The fair values of derivative instruments are recorded as assets or liabilities on the Consolidated Balance Sheets. Legg Mason has used foreign exchange forwards and interest rate swaps to hedge the risk of movement in exchange rates or interest rates on financial assets on a limited basis. Also more recently, Legg Mason has used futures contracts on index funds to hedge the market risk of certain seed capital investments.

Legg Mason applied hedge accounting as defined in the accounting literature to the debt interest rate risk hedge, which matured in fiscal 2009. Adjustment of this cash flow hedge was recorded in Other comprehensive income (loss) until it matured, at which time it was realized in Other non-operating income (expense). The gains or losses on other derivative instruments not designated for hedge accounting are included as Other income (expense) or Other non-operating income (expense) in the Consolidated Statements of Operations except as described below.

In fiscal 2009 and fiscal 2008, Legg Mason entered into various credit support arrangements for certain liquidity funds managed by a subsidiary. These arrangements included letters of credit, capital support agreements and a total return swap ("TRS") that qualified as derivative transactions and are described more fully in Note 17. The fair values of these derivative instruments were based on expected outcomes derived from pricing data for the underlying securities and/or detailed collateral analyses based on the most recent available information. There were no related derivative assets as of March 31, 2010 and 2009. There were no related derivative liabilities as of March 31, 2010 and the fair value of related derivative liabilities as of March 31, 2009 of $20.6 million is included in Fund support in the Consolidated Balance Sheet. None of these derivative transactions were designated for hedge accounting as defined in the accounting guidance and the related gains and losses are included in Fund support in the Consolidated Statement of Operations.

Fair Value Measurements

Accounting guidance for fair value measurements defines fair value and establishes a framework for measuring fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Under the accounting guidance, a fair value measurement should reflect all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

In February 2008, the Financial Accounting Standards Board ("FASB") partially deferred the accounting guidance for one year for non-recurring fair value measurements of non-financial assets and liabilities, such as acquired intangible assets and goodwill. Application of the deferred provisions of the accounting guidance for non-recurring fair value measurements, which were effective April 1, 2009, did not have a material impact on Legg Mason's consolidated financial statements.

In April 2009, the FASB issued various accounting guidance intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. This accounting guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms that the objective of fair value measurements is to reflect at the date of the financial statements for how much an asset would be sold in an orderly transaction (as opposed to a distressed or forced transaction) under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This accounting guidance also relates to other-than temporary impairments and is intended to bring greater consistency to the timing of impairment recognition. It is also intended to provide greater clarity to investors about the credit and noncredit components of impaired debt securities that are not expected to be sold. The guidance also requires increased and more timely disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. This accounting guidance became effective for our June 2009 quarter and did not have a material impact on Legg Mason's consolidated financial position.

The fair value accounting guidance also establishes a hierarchy that prioritizes the inputs for valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Legg Mason's financial instruments measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1—Financial instruments for which prices are quoted in active markets, which, for Legg Mason, include investments in publicly traded mutual funds with quoted market prices and equities listed in active markets.

Level 2—Financial instruments for which: prices are quoted for similar assets and liabilities in active markets; prices are quoted for identical or similar assets in inactive markets; or prices are based on observable inputs, other than quoted prices, such as models or other valuation methodologies. For Legg Mason, this category may include repurchase agreements, fixed income securities, and certain proprietary fund products.

Level 3—Financial instruments for which values are based on unobservable inputs, including those for which there is little or no market activity. This category includes derivative liabilities related to fund support arrangements, investments in partnerships, limited liability companies, and private equity funds, and previously included derivative assets related to fund support arrangements and certain owned securities issued by structured investment vehicles ("SIVs"). This category may also include certain proprietary fund products with redemption restrictions.

The valuation of an asset or liability may involve inputs from more than one level of the hierarchy. The level in the fair value hierarchy which a fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Proprietary fund products are valued at net asset value ("NAV") determined by the applicable fund administrator. These funds are typically invested in exchange-traded investments with observable market prices. Their valuations may be classified as Level 1, Level 2 or Level 3 based on whether the fund is exchange-traded, the frequency of the related NAV determinations and the impact of redemption restrictions. For investments in illiquid and privately-held securities (private equity and investment partnerships) for which market prices or quotations may not be readily available, management must estimate the value of the securities using a variety of methods and resources, including the most current available financial information for the investment and the industry to which it applies in order to determine fair value. These valuation processes for illiquid and privately-held securities inherently require management's judgment and are therefore classified in Level 3.

As a practical expedient, Legg Mason relies on the NAV of certain investments as their fair value. The NAVs that have been provided by investees are derived from the fair values of the underlying investments as of the reporting date.

Any transfers between categories are measured at the beginning of the period.

See Note 3 for additional information regarding fair value measurements.

Legg Mason also adopted accounting guidance that permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. At this time, the Company has not elected to apply the fair value option to any of its financial instruments.

Fixed Assets

Fixed assets consist of equipment, software and leasehold improvements and capital lease assets. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes both purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. Capital lease assets are initially reported at the lesser of the present value of the related future minimum lease payments or the asset's then current fair value, subsequently reduced by accumulated depreciation. Depreciation and amortization are determined by use of the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, generally ranging from three to eight years. Software is amortized over the estimated useful lives of the assets, which are generally three years. Leasehold improvements and capital lease assets are amortized or depreciated over the initial term of the lease unless options to extend are likely to be exercised. Maintenance and repair costs are expensed as incurred. Internally developed software is reviewed periodically to determine if there is a change in the useful life, or if an impairment in value may exist. If impairment is deemed to exist, the asset is written down to its fair value or is written off if the asset is determined to no longer have any value.

Intangible Assets and Goodwill

Intangible assets consist principally of asset management contracts, contracts to manage proprietary funds and trade names resulting from acquisitions. Intangible assets are amortized over their estimated useful lives, using the straight-line method, unless the asset is determined to have an indefinite useful life. Asset management contracts are amortizable intangible assets that are capitalized at acquisition and amortized over the expected life of the contract. The value of contracts to manage assets in proprietary funds and the value of trade names are classified as indefinite-life intangible assets. The assignment of indefinite lives to proprietary fund contracts is based upon the assumption that there is no foreseeable limit on the contract period to manage proprietary funds due to the likelihood of continued renewal at little or no cost. The assignment of indefinite lives to trade names is based on the assumption that they are expected to generate cash flows indefinitely.

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired. Indefinite-life intangible assets and goodwill are not amortized for book purposes. Given the relative significance of intangible assets and goodwill to the Company's consolidated financial statements, on a quarterly basis Legg Mason considers if triggering events have occurred that may indicate that the fair values have declined below their respective carrying amounts. Triggering events may include significant adverse changes in the Company's business, legal or regulatory environment, loss of key personnel, significant business dispositions, or other events. If a triggering event has occurred, the Company will perform tests, which include critical reviews of all significant assumptions to determine if any intangible assets or goodwill are impaired. At a minimum, the Company performs these tests annually at December 31, for indefinite-life intangible assets and goodwill, considering factors such as projected cash flows and revenue multiples, to determine whether the value of the assets is impaired and the indefinite-life assumptions are appropriate. If an asset is impaired, the difference between the value of the asset reflected on the financial statements and its current fair value is recognized as an expense in the period in which the impairment is determined. The fair values of intangible assets subject to amortization are reviewed at each reporting period using an undiscounted cash flow analysis. For intangible assets with indefinite lives, fair value is determined based on anticipated discounted cash flows. Goodwill is evaluated at the reporting unit level, and is deemed to be impaired if the carrying amount of the reporting unit exceeds its implied fair value. In estimating the fair value of the reporting unit, Legg Mason uses valuation techniques principally based on discounted cash flows similar to models employed in analyzing the purchase price of an acquisition target. Goodwill is deemed to be recoverable at the reporting unit level, which is also our operating segment level that Legg Mason defines as the Americas and International divisions. This results from the fact that operating segment management that reports to the Chief Executive Officer, manage the business at the division level and do not regularly receive discrete financial information, such as operating results, at any lower level, such as the advisory affiliate level. Prior to March 31, 2009, Legg Mason's reporting units were its Managed Investments, Institutional and Wealth Management divisions. Allocations of goodwill to Legg Mason's divisions for management restructures, acquisitions and dispositions are based on relative fair values of the respective businesses restructured, added to or sold from the divisions. See Note 5 for additional information regarding intangible assets and goodwill and Note 19 for additional business segment information.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries that are denominated in non-U.S. dollar functional currencies are translated at exchange rates as of the Consolidated Balance Sheet dates. Revenues and expenses are translated at average exchange rates during the period. The gains or losses resulting from translating foreign currency financial statements into U.S. dollars are included in stockholders' equity and comprehensive income. Gains or losses resulting from foreign currency transactions are included in net income.

Investment Advisory Fees

Legg Mason earns investment advisory fees on assets in separately managed accounts, investment funds, and other products managed for Legg Mason's clients. These fees are primarily based on predetermined percentages of the market value of the assets under management ("AUM"), are recognized over the period in which services are performed and may be billed in advance of the period earned based on AUM at the beginning of the billing period in accordance with the related advisory contracts. Revenue associated with advance billings is deferred and included in Other (current) liabilities in the Consolidated Balance Sheets and is recognized over the period earned. Performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks and are recognized at the end of the performance measurement period. Accordingly, neither advanced billings or performance fees are subject to reversal.

Legg Mason has responsibility for the valuation of AUM, substantially all of which is based on observable market data from independent pricing services, fund accounting agents, custodians or brokers.

Distribution and Service Fees Revenue and Expense

Distribution and service fees represent fees earned from funds to reimburse the distributor for the costs of marketing and selling fund shares and servicing proprietary funds and are generally determined as a percentage of client assets. Reported amounts also include fees earned from providing client or shareholder servicing, including record keeping or administrative services to proprietary funds. Distribution fees earned on company-sponsored investment funds are reported as revenue. When Legg Mason enters into arrangements with broker-dealers or other third parties to sell or market proprietary fund shares, distribution and service fee expense is accrued for the amounts owed to third parties, including finders' fees and referral fees paid to unaffiliated broker-dealers or introducing parties. Distribution and servicing expense also includes payments to third parties for certain shareholder administrative services and sub-advisory fees paid to unaffiliated asset managers.

Deferred Sales Commissions

Commissions paid to financial intermediaries in connection with sales of certain classes of company-sponsored mutual funds are capitalized as deferred sales commissions. The asset is amortized over periods not exceeding six years, which represent the periods during which commissions are generally recovered from distribution and service fee revenues and from contingent deferred sales charges ("CDSC") received from shareholders of those funds upon redemption of their shares. CDSC receipts are recorded as distribution and servicing revenue when received and a reduction of the unamortized balance of deferred sales commissions, with a corresponding expense.

Management periodically tests the deferred sales commission asset for impairment by reviewing the changes in value of the related shares, the relevant market conditions and other events and circumstances that may indicate an impairment in value has occurred. If these factors indicate an impairment in value, management compares the carrying value to the estimated undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines that the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. For the years ended March 31, 2010, 2009, and 2008, no impairment charges were recorded. Deferred sales commissions, included in Other non-current assets in the Consolidated Balance Sheets, were $15.3 million and $18.9 million at March 31, 2010 and 2009, respectively.

Income Taxes

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred income tax assets are subject to a valuation allowance if, in management's opinion, it is more likely than not that these benefits will not be realized. Legg Mason's deferred income taxes principally relate to net operating loss carryforwards, business combinations, amortization and accrued compensation.

Under applicable accounting guidance, a tax benefit should only be recognized if it is more likely than not that the position will be sustained based on its technical merits. A tax position that meets this threshold is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon settlement by the appropriate taxing authority having full knowledge of all relevant information.

The Company's accounting policy is to classify interest related to tax matters as interest expense and related penalties, if any, as other operating expense.

See Note 8 for additional information regarding income taxes.

Loss Contingencies

Legg Mason accrues estimates for loss contingencies related to legal actions, investigations, and proceedings, exclusive of legal fees, when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Stock-Based Compensation

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards, market-based performance shares payable in common stock and deferred compensation payable in stock. Under its stock compensation plans, Legg Mason issues equity awards to directors, officers, and other key employees.

In accordance with the applicable accounting guidance, compensation expense includes costs for all non-vested share-based awards at their grant date fair value amortized over the respective vesting periods on the straight-line method. Legg Mason determines the fair value of stock options using the Black-Scholes option pricing model, with the exception of market-based performance grants, which are valued with a Monte Carlo option-pricing model. See Note 12 for additional information regarding stock-based compensation.

Earnings Per Share

Basic earnings per share attributable to Legg Mason, Inc. common shareholders ("EPS") is calculated by dividing Net income attributable to Legg Mason, Inc. by the weighted-average number of shares outstanding. The calculation of weighted-average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares unless they are antidilutive. For periods with a net loss, potential common shares are considered antidilutive. See Note 14 for additional discussion of EPS.

Consolidation

Special purpose entities ("SPEs") are trusts, partnerships, corporations or other vehicles that are established for a limited business purpose. SPEs generally involve the transfer of assets and liabilities in which the transferor may or may not have continued involvement, derive continued benefit, exhibit control or have recourse. Legg Mason does not utilize SPEs as a form of financing or to provide liquidity, nor has Legg Mason recognized any gains or losses from the sale of assets to SPEs.

In accordance with the accounting guidance for the consolidation of variable interest entities ("VIEs"), all SPEs are designated as either a voting interest entity or a VIE, with VIEs subject to consolidation by the party deemed to be the primary beneficiary, if any. A VIE is an entity that does not have sufficient equity at risk to finance its activities without additional subordinated financial support, either contractual or implied, or in which the equity investors do not have the characteristics of a controlling financial interest. The primary beneficiary is the entity that will absorb a majority of the VIE's expected losses, or if there is no such entity, the entity that will receive a majority of the VIE's expected residual returns, if any. In accordance with the accounting guidance, Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. Under current guidance, it is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless its ownership interest, including interests of related parties, in a VIE is substantial, unless Legg Mason may earn significant performance fees from the VIE or unless Legg Mason is considered to have a material implied variable interest.

The accounting guidance also requires the disclosure of VIEs in which Legg Mason is a sponsor or is considered to have a significant variable interest. In determining whether a variable interest is significant, Legg Mason considers the same factors used for determination of the primary beneficiary. In determining whether it is the primary beneficiary of these VIEs, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, including rights to remove the decision maker, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit and interest rate risks. These assumptions and estimates have a significant bearing on the determination of the primary beneficiary. If Legg Mason's assumptions or estimates were to be materially incorrect, Legg Mason might be required to consolidate additional VIEs. Consolidation of these VIEs would result in an increase in Assets with a corresponding increase in Noncontrolling interests or Liabilities on the Consolidated Balance Sheets and a decrease in Investment advisory fees and an increase or decrease in Other non-operating income (expense) with a corresponding offset in Noncontrolling interests on the Consolidated Statements of Operations, but have no impact on Net income attributable to Legg Mason, Inc.

In June 2009, the FASB issued amendments relating to the consolidation of VIEs, which will be effective for Legg Mason in fiscal 2011. The amendments include a new approach for determining who should consolidate a VIE, changes to when it is necessary to reassess who should consolidate a VIE, and changes in the assessment of which entities are VIEs. The new approach for determining who should consolidate a VIE requires an analysis of whether a variable interest gives an enterprise a controlling financial interest in a VIE through both the power to direct the activities that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to benefits that could potentially be significant to the VIE. The amendments would replace the quantitative approach previously required to determine whether a VIE should be consolidated with a qualitative analysis. The amendments also require that for removal rights to be effective, they must be vested with one party, rather than a simple majority of parties, as under prior guidance. The new guidance increases the likelihood of consolidation of certain products Legg Mason manages. In February 2010, the FASB amended the new consolidation guidance to defer the application for certain investment funds, including money market funds, until the FASB and the International Accounting Standards Board develop consistent guidance on certain aspects of their respective consolidation standards. Legg Mason is continuing to evaluate the impact of the original amendments and currently believes that without the deferral Legg Mason would be required to consolidate certain sponsored funds, particularly those with performance fees, significant related-party ownership, or implicit variable interests, such as fund support, that will be material to its balance sheet, revenues and expenses, but will have no impact on Net income attributable to Legg Mason, Inc. While Legg Mason continues to evaluate the deferral provisions, there are certain sponsored funds, primarily collateralized debt or loan obligation investment vehicles ("CDOs/CLOs") that do not qualify for deferral and may require consolidation that would also be material to its balance sheet, revenues, and expenses but still have no impact on Net income attributable to Legg Mason, Inc. Legg Mason currently manages 12 CDOs/CLOs with approximately $3.5 billion in AUM. Legg Mason does not have any equity interest in any of these vehicles and each may or may not be contractually eligible to earn subordinate fees and/or incentive fees. Legg Mason does not expect to receive performance fees from any of these vehicles that are eligible for such. Based on its evaluation performed to date, Legg Mason believes it may have to consolidate one of these CDOs with approximately $300 million in AUM due to the potentially significant economic interest created by subordinate fees.

Legg Mason, through one of its subsidiaries, is one of eight managers involved in the U.S. Treasury's PPIP, which qualifies for the investment fund deferral from new VIE accounting guidance. The Company's subsidiary is the general partner within the Legg Mason PPIP structure and performs most of the routine activities through the investment management contracts. The principal entity within Legg Mason's PPIP structure is a voting entity that provides substantive rights that allow the general partner to be removed by simple majority of the unrelated limited partner investors, and therefore does not require consolidation by Legg Mason. Other feeder funds within Legg Mason's PPIP structure are VIEs; however, Legg Mason is not required to consolidate them.

See Note 16 for information on our CDOs/CLOs and other VIEs.

Noncontrolling interests

Noncontrolling interests related to consolidated investment funds are classified as redeemable noncontrolling interests as investors in these funds may request withdrawals at any time. Redeemable noncontrolling interests as of March 31, 2010 and 2009, were $29,577, and $31,020 with changes during the years then ended as follows:

	2010	2009
Balance, beginning of period	**$31,020**	$ 92
Net income (loss) attributable to noncontrolling interests	**6,623**	2,924
Net (redemptions/distributions)/subscriptions received from noncontrolling interest holders	**(8,066)**	28,004
Balance, end of period	**$29,577**	$31,020

Other Recent Accounting Developments

The following other relevant accounting pronouncement was recently issued.

In January 2010, the FASB issued an amendment that will require new disclosures about recurring and non-recurring fair value measurements. The new disclosures include significant transfers into and out of Level 1 and 2 measurements and will change the current disclosure requirement of Level 3 measurement activity from a net basis to a gross basis. The amendment also clarifies existing disclosure guidance about the level of disaggregation, inputs and valuation techniques. The new and revised disclosures are effective for Legg Mason in fiscal 2011, except for the revised disclosures about Level 3 measurement activity, which are not effective for Legg Mason until fiscal 2012 and are not expected to have a material impact on Legg Mason's consolidated financial statements.

2. ACQUISITIONS AND DISPOSITIONS

On February 26, 2008, Legg Mason announced a definitive agreement in which Citigroup Global Markets Inc., an affiliate of Citigroup Inc. ("Citigroup"), would re-acquire a majority of the overlay and implementation business of Legg Mason Private Portfolio Group ("LMPPG"), which includes its managed account trading and technology platform. In undertaking this transaction, Legg Mason continued its focus on its core asset management business. Legg Mason had originally acquired this business from Citigroup in the December 2005 acquisition of Citigroup's worldwide asset management business ("CAM"). The sale closed on April 1, 2008 and cash proceeds of approximately $181 million were received. After transaction costs, the gain on the sale of this business was approximately $5.5 million ($3.4 million after tax), which was recognized in Other non-operating income (expense) in fiscal 2009.

Effective November 1, 2005, Legg Mason acquired 80% of the outstanding equity of Permal, a leading global funds-of-hedge funds manager. Concurrent with the acquisition, Permal completed a reorganization in which the residual 20% of outstanding equity was converted to preference shares, resulting in Legg Mason owning 100%

of the outstanding voting common stock of Permal. Legg Mason had the right to purchase the preference shares over four years from closing and, if that right was not exercised, the holders of those shares had the right to require Legg Mason to purchase the interests in the same general time frame for approximately the same consideration. The maximum aggregate price, including earnout payments related to each purchase and based upon future operating results, for all equity interests in Permal is $1.386 billion excluding acquisition costs and dividends. During fiscal 2008, payments of $240 million were made to the former owners of Permal, representing earnout payments based upon Permal's operating results through the second anniversary date and the purchase of 37.5% of the preference shares, of which $208 million was paid in cash and the balance was in its common stock. During fiscal 2010, Legg Mason paid an aggregate of $171 million in cash to acquire the remaining 62.5% of the outstanding preference shares. The Company also elected to purchase, for $9 million, the rights of the sellers of the preference shares to receive an earnout payment of up to $149 million in two years. As a result of this transaction, there will be no further payments for the Permal acquisition. In addition, during fiscal 2010, 2009, and 2008, Legg Mason paid an aggregate amount of $27.0 million in dividends on the preference shares. All payments for preference shares, including dividends, were recognized as additional goodwill.

On August 1, 2001, Legg Mason purchased Private Capital Management ("PCM") for cash of approximately $682 million, excluding acquisition costs. The transaction included two contingent payments based on PCM's revenue growth for the years ending on the third and fifth anniversaries of closing, with the aggregate purchase price to be no more than $1.382 billion. During fiscal 2005, Legg Mason made the maximum third anniversary payment of $400 million to the former owners of PCM. During fiscal 2007, we paid from available cash the maximum fifth anniversary payment of $300 million, of which $150 million remained in escrow subject to certain limited clawback provisions through fiscal 2010. During fiscal 2009, the remaining contingency was settled by releasing $30 million to the sellers and returning $120 million to Legg Mason, which was recorded as a reduction of goodwill.

3. INVESTMENTS AND FAIR VALUES OF ASSETS AND LIABILITIES

Legg Mason has investments in debt and equity securities that are generally classified as available-for-sale and trading as described in Note 1. Investments as of March 31, 2010 and 2009, are as follows:

	2010	2009
Investment securities:		
Trading[1]	**$372,060**	$336,092
Available-for-sale	**6,957**	6,818
Other[2]	**1,884**	1,423
Total	**$380,901**	$344,333

(1) Includes assets of deferred compensation plans of $167,127 and $128,785, respectively. The remainder represents seed investments in proprietary fund products and investments in VIEs.

(2) Includes investments in private equity securities that do not have readily determinable fair values.

Legg Mason uses the specific identification method to determine the cost of a security sold and the amount reclassified from accumulated other comprehensive income into earnings. The proceeds and gross realized gains and losses from sales and maturities of available-for-sale investments are as follows:

	Years Ended March 31,		
	2010	2009	2008
Available-for-sale:			
Proceeds	**$1,279**	$2,173	$5,194
Gross realized gains	**1**	5	34
Gross realized losses	**(4)**	(84)	(14)

The net unrealized and realized gain (loss) for investment securities classified as trading was $141,633, ($1,995,428), and ($62,001) for fiscal 2010, 2009 and 2008, respectively. The realized and unrealized losses for fiscal 2009 and 2008 primarily relate to losses on SIV-issued securities purchased from certain liquidity funds.

Legg Mason's available-for-sale investments consist of mortgage backed securities, U.S. government and agency securities and equity securities. Gross unrealized gains and losses for investments classified as available-for-sale were $172 and ($33), respectively, as of March 31, 2010, and $209 and ($39), respectively, as of March 31, 2009.

Legg Mason had no investments classified as held-to-maturity as of March 31, 2010 and 2009.

The fair values of financial assets and (liabilities) of the Company were determined using the following categories of inputs at March 31, 2010 and 2009:

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	**Value as of March 31, 2010**
ASSETS:				
Investments relating to long-term incentive compensation plans[1]	$118,096	$ 49,031	$ —	**$167,127**
Proprietary fund products and other investments[2]	65,534	92,476	46,923	**204,933**
Total trading investment securities	183,630	141,507	46,923	**372,060**
Available-for-sale debt securities	2,533	4,412	12	**6,957**
Investments in partnerships and LLCs	1,192	—	135,277	**136,469**
Derivative assets:				
Currency and market hedge	697	—	—	**697**
Equity securities	—	—	1,884	**1,884**
	$188,052	$145,919	$184,096	**$518,067**
LIABILITIES:				
Derivative liabilities:				
Currency and market hedge	$ (485)	$ —	$ —	**$ (485)**

	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Value as of March 31, 2009
ASSETS:				
Investments relating to long-term incentive compensation plans[1]	$128,785	$ —	$ —	$128,785
Proprietary fund products and other investments[2]	115,117	51,471	40,719	207,307
Total trading investment securities	243,902	51,471	40,719	336,092
Available-for-sale debt securities	3,105	3,701	12	6,818
Investments in partnerships and LLCs	796	—	58,719	59,515
Derivative assets:				
Currency hedge	8,203	—	—	8,203
Equity securities	—	—	2,340	2,340
	$256,006	$ 55,172	$101,790	$412,968
LIABILITIES:				
Derivative liabilities:				
Fund support[3]	$ —	$ —	$ (20,631)	$ (20,631)

(1) Primarily mutual funds where there is minimal market risk to the Company as any change in value is offset by an adjustment to compensation expense and related liability.
(2) Total proprietary fund products and other investments represent primarily mutual funds that are invested approximately 58% and 42% in equity and debt securities as of March 31, 2010, respectively, and were approximately equally invested in equity and debt securities as of March 31, 2009. Total also includes approximately $22.2 million and $16.6 million related to noncontrolling interests of consolidated investment funds as of March 31, 2010 and 2009, respectively.
(3) See Note 1 for additional information on the fair value of liquidity fund support.

The table below presents a summary of changes in financial assets and (liabilities) measured at fair value using significant unobservable inputs (Level 3) for the periods from March 31, 2009 to March 31, 2010 and April 1, 2008 to March 31, 2009:

	Value as of March 31, 2009	Purchases, sales, issuances and settlements, net	Net transfer in (out) of Level 3	Realized and unrealized gains/(losses), net	**Value as of March 31, 2010**
ASSETS:					
Proprietary fund products and other investments	$ 40,719	$(14,684)	$10,414	$10,474	**$ 46,923**
Investments in partnerships and LLCs	58,719	72,992	—	3,566	**135,277**
Other investments	2,352	(1,267)	—	811	**1,896**
	$101,790	$ 57,041	$10,414	$14,851	**$184,096**
LIABILITIES:					
Fund support[1,2]	$ (20,631)	$ —	$ —	$20,631	**$ —**
Total realized and unrealized gains, net				$35,482	

	Value as of April 1, 2008	Purchases, sales, issuances and settlements, net	Net transfer in (out) of Level 3	Realized and unrealized gains/(losses), net	Value as of March 31, 2009
ASSETS:					
Securities issued by SIVs[1]	$ 141,509	$2,300,697	$ (96)	$(2,442,110)	$ —
Proprietary fund products and other investments	23,781	(13,781)	52,041	(21,322)	40,719
Investments in partnerships and LLCs	67,022	874	(1,385)	(7,792)	58,719
Total return swap[1]	45,706	(45,706)	—	—	—
Other investments	1,903	23	—	426	2,352
	$ 279,921	$2,242,107	$50,560	$(2,470,798)	$101,790
LIABILITIES:					
Total return swap[1]	$ —	$ 188,103	$ —	$ (188,103)	$ —
Fund support[1,2]	(551,654)	—	—	531,023	(20,631)
	$(551,654)	$ 188,103	$ —	$ 342,920	$ (20,631)
Total realized and unrealized losses, net				$(2,127,878)	

(1) See Note 17 for further discussion of liquidity fund support.
(2) The decrease in the fund support derivative liability resulted from the termination of fund support agreements, upon the purchase of SIV securities from the funds.

Realized and unrealized gains and losses recorded for Level 3 investments are included in Fund support and Other income (expense) on the Consolidated Statements of Operations. Total net gains (losses) for Level 3 investments of $15.4 million and $(49.3) million for the years ended March 31, 2010 and 2009, respectively, are attributable to the change in unrealized gains (losses) relating to the assets and liabilities still held at the reporting date.

As a practical expedient, Legg Mason relies on the net asset value of certain investments as their fair value. The net asset values that have been provided by the investees have been derived from the fair values of the underlying investments as of the reporting date. The following table summarizes, as of March 31, 2010, the nature of these investments and any related liquidation restrictions or other factors which may impact the ultimate value realized.

Category of Investment	Investment Strategy	Fair Value Determined Using NAV	Unfunded Commitments	Remaining Term
Funds-of-hedge funds	Global, fixed income, macro, long/short equity, natural resources, systematic, emerging market, Europe hedge	$ 39,440[1]	n/a	n/a
Hedge funds	Global, fixed income, macro, long/short equity, systematic, emerging market, U.S. and Europe hedge	45,512[2]	n/a	n/a
Private funds	Long/short equity	32,728[3]	$22,243	9 years
Private fund	Fixed income, residential and commercial mortgage-backed securities	55,709[3]	18,062	8 years, subject to two 1-year extensions
Other	Various	11,655[3]	n/a	Various[4]
Total		$185,044	$40,305	

n/a—not applicable
(1) 23% monthly redemption, 77% quarterly redemption, 18% of which is subject to 2-year lock-up.
(2) 32% monthly redemption, 28% quarterly redemption, 9% annual redemption, and 31% subject to 3- to 5-year lock-up or side pocket provisions.
(3) Liquidations are expected during the remaining term.
(4) 84% 3-year remaining term, 16% 21-year remaining term.

There are no current plans to sell any of these investments.

4. FIXED ASSETS

Fixed assets consist of equipment, software and leasehold improvements and capital lease assets. Equipment consists primarily of communications and technology hardware and furniture and fixtures. Software includes purchased software and internally developed software. Fixed assets are reported at cost, net of accumulated depreciation and amortization. The following table reflects the components of fixed assets as of March 31:

	2010	2009
Equipment	**$ 196,624**	$ 180,668
Software	**212,835**	193,109
Leasehold improvements and capital lease assets	**306,435**	314,963
Total cost	**715,894**	688,740
Less: accumulated depreciation and amortization	**(354,075)**	(321,697)
Fixed assets, net	**$ 361,819**	$ 367,043

Depreciation and amortization expense was $91,309, $101,957, and $83,812 for fiscal 2010, 2009, and 2008, respectively.

5. INTANGIBLE ASSETS AND GOODWILL

Goodwill and indefinite-life intangible assets are not amortized and the values of identifiable intangible assets are amortized over their useful lives, unless the assets are determined to have indefinite useful lives. Goodwill and indefinite-life intangible assets are analyzed to determine if the fair value of the assets exceeds the book value. Intangible assets subject to amortization are considered for impairment at each reporting period. If the fair value is less than the book value, Legg Mason will record an impairment charge.

The following tables reflect the components of intangible assets as of March 31:

	2010	2009
AMORTIZABLE ASSET MANAGEMENT CONTRACTS		
Cost	**$ 212,333**	$ 208,416
Accumulated amortization	**(133,210)**	(108,376)
Net	**79,123**	100,040
INDEFINITE-LIFE INTANGIBLE ASSETS		
Fund management contracts	**3,753,299**	3,752,961
Trade names	**69,800**	69,800
	3,823,099	3,822,761
Intangible assets, net	**$3,902,222**	$3,922,801

During fiscal 2010, there were no impairments of amortizable or indefinite-life intangible assets.

During fiscal 2009, Legg Mason recognized an impairment of management contracts related to intangible assets acquired in the acquisitions of CAM and PCM of $72,326 and $26,644, respectively. The assets under management and related revenues associated with these acquired management contracts declined significantly during fiscal year 2009. Based on client turnover data, the estimated lives of the CAM retail separately managed accounts contracts were decreased from 9 years to 5 years at March 31, 2009. The fair value of the remaining acquired management contracts were determined using valuation techniques based on discounted cash flows over the estimated 5-year remaining life, using a risk-adjusted discount rate. Based upon the continued significant decline in AUM, Legg Mason wrote off the remaining balance of the PCM management contracts in fiscal 2009.

As of March 31, 2010, management contracts are being amortized over a weighted-average life of 4.3 years.

Estimated amortization expense for each of the next five fiscal years is as follows:

2011	$22,965
2012	19,930
2013	14,659
2014	12,453
2015	3,538
Thereafter	5,578
Total	$79,123

The change in indefinite-life intangible assets is attributable to the impact of foreign currency translation. Legg Mason completed its most recent annual impairment tests of indefinite-life intangible assets as of December 31, 2009, and determined that there was no impairment in the value of these assets during fiscal 2010. Legg Mason also determined that no triggering events occurred as of March 31, 2010 that would require further impairment testing. During fiscal 2009, as a result of significant declines in AUM and other significant changes at PCM, Legg Mason recognized an impairment for the PCM trade name asset of $47,000.

The change in the carrying value of goodwill is summarized below:

	Gross Book Value	Accumulated Impairment	Net Book Value
Balance as of March 31, 2009	$2,348,647	$(1,161,900)	$1,186,747
Business acquisitions and related costs	11,968	—	11,968
Contractual acquisition earnout payments (see Note 2)	98,804	—	98,804
Impact of excess tax basis amortization	(18,920)	—	(18,920)
Other, including changes in foreign exchange rates	36,697	—	36,697
Balance as of March 31, 2010	**$2,477,196**	**$(1,161,900)**	**$1,315,296**

	Gross Book Value	Accumulated Impairment	Net Book Value
Balance as of March 31, 2008	$2,536,816	$ —	$ 2,536,816
Business acquisitions and related costs (see Note 2)	7,524	—	7,524
Contractual acquisition earnout payments (settlements) (see Note 2)	(120,000)	—	(120,000)
Impairment of former Wealth Management Division[(1)]	—	(1,161,900)	(1,161,900)
Impact of excess tax basis amortization	(20,868)	—	(20,868)
Other, including changes in foreign exchange rates	(54,825)	—	(54,825)
Balance as of March 31, 2009	$2,348,647	$(1,161,900)	$ 1,186,747

(1) In fiscal 2009, Legg Mason replaced its three former operating segments (divisions), Managed Accounts, Institutional, and Wealth Management, with two new divisions, Americas and International.

Legg Mason completed its most recent annual impairment test of goodwill as of December 31, 2009, and determined that there was no impairment in the value of these assets during fiscal 2010. Legg Mason also determined that no triggering events occurred as of March 31, 2010 that would require further impairment testing.

Effective March 31, 2010, Legg Mason acquired contracts to manage approximately $175 million of assets for a total purchase price fair value of $5.2 million. The management contracts were valued at $1.3 million, with the remaining $3.9 million of the fair value purchase price recorded as goodwill.

Based on the earnings of Permal, in November 2009, Legg Mason paid $171 million, of which $81 million was accrued in fiscal 2008, in a fourth anniversary payment under the purchase contract for the acquisition of the remaining preference shares issued by Permal, which was recognized with a corresponding increase in goodwill. In addition, in December 2009, Legg Mason elected to purchase, for $9 million, the rights of the sellers of the preference shares to receive an earnout payment on the sixth anniversary in November 2011 of up to $149 million. The purchase amount of $9 million represents the fair value of the obligation and also resulted in an increase in goodwill. As a result of this transaction, there will be no further payments for the Permal acquisition.

The severe market turmoil experienced during fiscal 2009 had a more significant impact on the former Wealth Management division than on Legg Mason's other former divisions. AUM decreased over 30% in that division as a result of both net client outflows and market depreciation. As a result of the dramatic changes in market conditions during fiscal 2009, Legg Mason revised its growth assumptions downward, to project contraction through the next two years. Further, the applicable discount rate was increased from 12.5% to 14.7% in the December quarter based on changes in interest rates and risk factors. The combined impact of these factors decreased projected cash flows of the Wealth Management division by over 60% from Legg Mason's prior projections. As a result, the carrying value of Legg Mason's Wealth Management division goodwill was considered impaired, and a $1,161,900 impairment charge was recorded during fiscal 2009.

Legg Mason also recognizes the tax benefit of the amortization of excess tax basis related to the CAM acquisition. In accordance with accounting guidance for income taxes, the tax benefit is recorded as a reduction of goodwill and deferred tax liabilities as the benefit is realized.

6. SHORT-TERM BORROWINGS

On October 14, 2005, Legg Mason entered into an unsecured 5-year $500 million revolving credit agreement. During November 2007, Legg Mason borrowed $500 million under this revolving credit facility for general corporate purposes, the proceeds of which were invested in short-term instruments. On January 3, 2008, the revolving credit agreement was amended to increase the maximum amount that Legg Mason may borrow to $1 billion and to allow it to draw a portion of the availability in the form of letters of credit ("LOCs"). In March 2009, Legg Mason repaid $250 million of the outstanding borrowings under this credit facility and the revolving credit agreement was amended to decrease the maximum amount that Legg Mason may borrow from $1 billion to $500 million. On February 11, 2010, the revolving credit agreement was amended to extend the expiration of the commitments and the maturity date of the loans outstanding to February 2013. The revolving credit facility rate was LIBOR plus 262.5 basis points and LIBOR plus 225 basis points as of March 31, 2010 and 2009, respectively. The effective interest rate for the revolving credit agreement was 2.9% and 2.8% as of March 31, 2010 and 2009, respectively. These rates may change in the future based on changes in Legg Mason's credit ratings. As of March 31, 2010 and 2009, there was $250 million outstanding under this facility. On March 7, 2008, Legg Mason elected to procure a LOC for a money market fund to support up to $150 million of the fund's holdings in certain SIV-issued securities using capacity on the revolving credit agreement as collateral. This LOC terminated in accordance with its terms upon Legg Mason's purchase of the underlying securities from the fund during fiscal 2009.

The Company's revolving credit facility is with the same lenders as the $550 million 5-year term loan, which was repaid in full during fiscal 2010, described in Note 7 below. This facility has standard financial covenants that were revised during fiscal 2010, including a maximum net debt to EBITDA ratio of 2.5 (previously 3.0 on gross debt) and minimum EBITDA to interest ratio of 4.0. As of March 31, 2010, Legg Mason's debt to EBITDA ratio was 0.9 and EBITDA to interest expense ratio was 7.4. Legg Mason has maintained compliance with the applicable covenants but if it is determined that compliance with these covenants may be under pressure, a number of actions may be taken, including reducing expenses to increase EBITDA, using available cash to repay all or a portion of the $250 million outstanding debt subject to these covenants or seeking to negotiate with lenders to modify the terms or to restructure the debt.

A subsidiary of Legg Mason maintains a credit line for general operating purposes. In May 2009, the maximum amount that may be borrowed on this credit line was decreased from $40 million to $12 million. There were no borrowings outstanding under this facility as of March 31, 2010 and 2009.

Another subsidiary of Legg Mason had a $100 million, one-year revolving credit agreement for general operating purposes that expired in September 2009 with no borrowings outstanding.

7. LONG-TERM DEBT

The accreted value of long-term debt consists of the following:

	2010			2009
	Current Accreted Value	**Unamortized Discount**	**Maturity Amount**	Current Accreted Value
5-year term loan	**$ —**	**$ —**	**$ —**	$ 550,000
Third-party distribution financing	**1,639**	**—**	**1,639**	4,067
2.5% convertible senior notes	**1,051,243**	**198,757**	**1,250,000**	1,016,798
5.6% senior notes from Equity Units	**103,039**	**—**	**103,039**	1,150,000
Other term loans	**14,413**	**—**	**14,413**	19,325
Subtotal	**1,170,334**	**198,757**	**1,369,091**	2,740,190
Less: current portion	**5,154**	**—**	**5,154**	8,188
Total	**$1,165,180**	**$198,757**	**$1,363,937**	$2,732,002

5-Year Term Loan

On October 14, 2005, Legg Mason entered into an unsecured term loan agreement for an amount not to exceed $700 million. Legg Mason used this term loan to pay a portion of the purchase price, including acquisition related costs, in the acquisition of CAM. During fiscal 2008 and 2007, Legg Mason repaid an aggregate of $150 million of the outstanding borrowings on this term loan, and did not make any payments during fiscal 2009. In January 2010, Legg Mason repaid in full the $550 million of remaining outstanding borrowings under this term loan.

Third-Party Distribution Financing

On July 31, 2006, a subsidiary of Legg Mason entered into a four-year agreement with a financial institution to finance, on a non-recourse basis, up to $90.7 million for commissions paid to financial intermediaries in connection with sales of certain share classes of proprietary funds. The outstanding balance at March 31, 2010 was $1.6 million. Distribution fee revenues, which are used to repay the financing, are based on the average AUM of the respective funds. Interest has been imputed at an average rate of 2.7%. In April 2009, Legg Mason terminated the agreement and the outstanding balance will be paid in the normal course of operations.

2.5% Convertible Senior Notes and Related Hedge Transactions

On January 14, 2008, Legg Mason sold $1.25 billion of 2.5% convertible senior notes (the "Notes"). The Notes bear interest at 2.5%, payable semi-annually in cash. Legg Mason is accreting the carrying value to the principal amount at maturity using an imputed interest rate of 6.5% (the effective borrowing rate for nonconvertible debt at the time of issuance) over its expected life of seven years, resulting in additional interest expense for fiscal 2010 and 2009 of approximately $34.4 million and $32.3 million, respectively. The Notes are convertible, if certain conditions are met, at an initial conversion rate of 11.3636 shares of Legg Mason common stock per $1,000 principal amount of Notes (equivalent to a conversion price of approximately $88.00 per share), or a maximum of 14.2 million shares, subject to adjustment. Unconverted notes mature in January 2015. Upon conversion of a $1,000 principal amount note, the holder will receive cash in an amount equal to $1,000 or, if less, the conversion value of the note. If the conversion value exceeds the principal amount of the Note at conversion, Legg Mason will also deliver, at its election, cash or common stock or a combination of cash and common stock for the conversion value in excess of $1,000. The amount by which the accreted value of the Notes exceeds their if-converted value as of March 31, 2010 (representing a potential loss) is approximately $95.8 million using a current interest rate of 4.35%. The agreement governing the issuance of the notes contains certain covenants for the benefit of the initial purchaser of the notes, including leverage and interest coverage ratio requirements, that may result in the notes becoming immediately due and payable if the covenants are not met. The leverage covenant was waived to accommodate the Equity Units issuance in May 2008, discussed below. Otherwise, Legg Mason has maintained compliance with the applicable covenants.

In connection with the sale of the Notes, on January 14, 2008, Legg Mason entered into convertible note hedge transactions with respect to its common stock (the "Purchased Call Options") with financial institution counterparties ("Hedge Providers"). The Purchased Call Options are exercisable solely in connection with any conversions of the Notes in the event that the market value per share of Legg Mason common stock at the time of exercise is greater than the exercise price of the Purchased Call Options, which is equal to the $88 conversion price of the Notes, subject to adjustment. Simultaneously, in separate transactions Legg Mason also sold to the Hedge Providers warrants to purchase, in the aggregate and subject to adjustment, 14.2 million shares of common stock on a net share-settled basis at an exercise price of $107.46 per share of common stock. The Purchased Call Options and warrants are not part of the terms of the Notes and will not affect the holders' rights under the Notes. These hedging transactions had a net cost of $83 million, which was paid from the proceeds of the Notes and recorded as a reduction of Additional paid-in capital.

If, when the Notes are converted, the market price per share of Legg Mason common stock exceeds the $88 exercise price of the Purchased Call Options, the Purchased Call Options entitle Legg Mason to receive from the Hedge Providers shares of Legg Mason common stock, cash, or a combination of shares of common stock and cash, that will match the shares or cash Legg Mason must deliver under terms of the Notes. Additionally, if at the same time the market price per share of Legg Mason common stock exceeds the $107.46 exercise price of the warrants, Legg Mason will be required to deliver to the Hedge Providers net shares of common stock, in an amount based on the excess of such market price per share of common stock over the exercise price of the warrants.

These transactions effectively increase the conversion price of the Notes to $107.46 per share of common stock. Legg Mason has contractual rights, and, at execution of the related agreements, had the ability to settle its obligations under the conversion feature of the Notes, the Purchased Call Options and warrants, with Legg Mason common stock. Accordingly, these transactions are accounted for as equity, with no subsequent adjustment for changes in the value of these obligations.

5.6% Senior Notes from Equity Units

In May 2008, Legg Mason issued 23 million Equity Units for $1.15 billion, of which $50 million was used to pay issuance costs. Each unit consists of a 5% interest in $1,000 principal amount of 5.6% senior notes due June 30, 2021 and a detachable contract to purchase a varying number of shares of Legg Mason's common stock for $50 by June 30, 2011. The notes and purchase contracts are separate and distinct instruments, but their terms are structured to simulate a conversion of debt to equity and potentially remarketed debt approximately three years after issuance. The holders' obligations to purchase shares of Legg Mason's common stock are collateralized by their pledge of the notes or other prescribed collateral. In connection with the issuance of the Equity Units, Legg Mason incurred issuance costs of $36.2 million, of which $27.6 million was allocated to the equity component of the Equity Units and recorded as a reduction of Additional paid-in capital. The notes are considered to be mandatorily convertible. For their commitment to purchase shares of Legg Mason's common stock, holders also receive quarterly payments, referred to as Contract Adjustment Payments ("CAP"), at a fixed annual rate of 1.4% of the commitment amount over the three-year contract term. Upon issuance of the Equity Units, Legg Mason recognized a $45.8 million liability for the fair value of its obligation (based upon discounted cash flows) to pay unitholders a quarterly contract adjustment payment. This amount also represented the fair value of Legg Mason's commitment under the contract to issue shares of common stock in the future at designated prices, and was recorded as a reduction to Additional paid-in capital. The CAP obligation liability is being accreted over the approximate 3-year contract term by charges to Interest expense based on a constant rate calculation. Subsequent contract adjustment payments reduce the CAP obligation liability, which as of March 31, 2010 and 2009, was $1.6 million and $31.8 million, respectively, and is included in Other liabilities on the Consolidated Balance Sheets. The decrease in the CAP obligation liability was primarily due to the Equity Unit extinguishment discussed below.

Each purchase contract obligates Legg Mason to sell a number of newly issued shares of common stock that are based on a settlement rate determined by Legg Mason's stock price at the purchase date. The settlement rate adjusts with the price of Legg Mason stock in a way intended to maintain the original investment value when Legg Mason's common stock is priced between $56.30 and $67.56 per share. The settlement rate is 0.7401 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the market value of Legg Mason common stock is at or above $67.56. The settlement rate is 0.8881 shares of Legg Mason common stock, subject to adjustment, for each Equity Unit if the market value of Legg Mason common stock is at or below $56.30. If the market value of Legg Mason common stock is between $56.30 and $67.56, the settlement rate will be a number of shares of Legg Mason common stock equal to $50 divided by the market value.

During the September 2009 quarter, Legg Mason completed a tender offer and retired 91% of its outstanding Equity Units (20.9 million units) including the extinguishment of $1.05 billion of its outstanding 5.6% Senior notes and termination of the related purchase contracts in exchange for the issuance of 18.6 million shares of Legg Mason common stock and a payment of $130.9 million in cash. The cash payment was allocated between the liability and equity components of the Equity Units based on relative fair values, resulting in a loss on debt extinguishment of $22.0 million (including a non-cash charge of $6.3 million of accelerated expense of deferred issue costs) and a decrease in additional paid-in capital of $115.2 million. The maximum number of shares that may be issued for the remaining Equity Units, subject to adjustment, is 1.8 million. As the purchase contracts were deemed to be equity upon issuance, Legg Mason will not incur a gain or loss on the outstanding Equity Units, if settled in accordance with their original terms.

Shares of Legg Mason's common stock issuable under the Equity Unit purchase contracts are currently antidilutive under the treasury stock method because the market price of Legg Mason common stock is less than $67.56 per share. In the event the probability of a successful remarketing of the Equity Unit notes becomes remote, the amount of shares issuable under the purchase contracts that must be included in diluted earnings per share would be determined under the if-converted method.

Legg Mason has the option to remarket the remaining notes beginning December 27, 2010, and is required to attempt to remarket the notes by June 30, 2011. Upon a successful remarketing, the interest rate and maturity date of the senior notes will be reset such that the notes may remain outstanding for some time after the exercise of the purchase contracts and the related issuance of Legg Mason common shares. If such remarketing is not successful during this period, the note holders can put their notes at par to Legg Mason upon the settlement of the purchase contracts. Further, notes not redeemed or remarketed by June 30, 2013, can be called at par by Legg Mason.

Other Term Loans

A subsidiary of Legg Mason entered into a loan in fiscal 2005 to finance leasehold improvements. The outstanding balance at March 31, 2010 was $2.3 million, which bears interest at 4.2% and is due October 31, 2010. In fiscal 2006, a subsidiary of Legg Mason entered into a $12.8 million term loan agreement to finance the acquisition of an aircraft. The loan bears interest at 5.9%, is secured by the aircraft, and has a maturity date of January 1, 2016. The outstanding balance at March 31, 2010 was $10.1 million.

As of March 31, 2010, the aggregate maturities of long-term debt (current accreted value of $1,369,091), based on their contractual terms, are as follows:

2011	$ 5,154
2012	2,329
2013	843
2014	894
2015	1,250,948
Thereafter	108,923
Total	$1,369,091

Interest Rate Swap

Effective December 1, 2005, Legg Mason executed a 3-year amortizing interest rate swap ("Swap") with a large financial institution to hedge interest rate risk on a portion of its $700 million, 5-year term loan. Under the terms of the Swap, Legg Mason paid a fixed interest rate of 4.9% on a notional amount of $400 million. During the March 2007 quarter, this Swap began to unwind at $50 million per quarter. Quarterly payments or receipts under the Swap exactly offset changes in the floating rate interest payments on $400 million in principal of the term loan. Since the terms and conditions of the hedge were not expected to be changed, then as long as at least the unamortized balance of the Swap was outstanding on the 5-year term loan, the Swap continued to be an effective cash flow hedge. As a result, changes in the market value of the Swap were recorded as a component of Other comprehensive income. The Swap matured on December 1, 2008 and the estimated unrealized loss previously included in Other comprehensive income of $157 was realized as Other non-operating income (expense) on the maturity date. This amount was offset by lower interest expense on the hedged debt.

8. INCOME TAXES

The components of income (loss) before income tax provision (benefit) are as follows:

	2010	2009	2008
Domestic	**$207,210**	$(3,053,327)	$210,073
Foreign	**122,446**	(134,870)	227,254
Total	**$329,656**	$(3,188,197)	$437,327

The components of income tax expense (benefit) are as follows:

	2010	2009	2008
Federal	**$ 78,224**	$(1,075,462)	$ 89,558
Foreign	**14,066**	32,845	52,698
State and local	**26,386**	(180,586)	31,240
Total income tax provision (benefit)	**$118,676**	$(1,223,203)	$ 173,496
Current	**$ 4,729**	$ (405,726)	$ 349,145
Deferred	**113,947**	(817,477)	(175,649)
Total income tax provision (benefit)	**$118,676**	$(1,223,203)	$ 173,496

Legg Mason received approximately $580 million in tax refunds during the June 2009 quarter, primarily attributable to the utilization of $1.6 billion of realized losses incurred in fiscal 2009 on the sale of securities issued by SIVs. Federal legislation, enacted in November 2009 to temporarily extend the net operating loss carryback period from two to five years enabled Legg Mason to utilize an additional $1.3 billion of net operating loss deductions and, as a result, an additional $459 million in tax refunds was received in January 2010.

A reconciliation of the difference between the effective income tax rate and the statutory federal income tax rate is as follows:

	2010	2009[1]	2008[1]
Tax provision (benefit) at statutory U.S. federal income tax rate	**35.0%**	(35.0)%	35.0%
State income taxes, net of federal income tax benefit[2]	**2.5**	(3.3)	4.7
Effect of foreign tax rates[2]	**(3.5)**	0.1	(2.5)
Repatriation of foreign earnings	—	—	4.1
Loss on Canadian restructuring	—	(2.9)	—
Changes in tax rates on deferred tax assets and liabilities	—	—	(4.0)
Other non-deductible expenses, principally goodwill impairment in 2009	**1.5**	2.6	0.9
Other, net	**0.5**	0.1	1.5
Effective income tax (benefit) rate	**36.0%**	(38.4)%	39.7%

(1) Certain prior year amounts have been reclassified to conform with the current year presentation.

(2) State income taxes include changes in valuation allowances, net of the impact on deferred tax assets of changes in state apportionment factors and planning strategies. The effect of foreign tax rates also includes changes in valuation allowances.

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Balance Sheets. These temporary differences result in taxable or deductible amounts in future years. A summary of Legg Mason's deferred tax assets and liabilities are as follows:

	2010	2009[1]
DEFERRED TAX ASSETS		
Accrued compensation and benefits	**$129,389**	$122,095
Accrued expenses	**55,252**	59,696
Operating loss carryforwards	**270,672**	598,562
Capital loss carryforwards	**42,404**	41,988
Unrealized net losses	**5,456**	40,664
Deferred liquidity fund support charges	**—**	5,582
Convertible debt obligations	**6,579**	3,246
Foreign tax credit carryforward	**40,617**	30,964
Other	**12,234**	13,328
Deferred tax assets	**562,603**	916,125
Valuation allowance	**(87,605)**	(35,542)
Deferred tax assets after valuation allowance	**$474,998**	$880,583

	2010	2009
DEFERRED TAX LIABILITIES		
Basis differences, principally for intangible assets and goodwill	**$246,288**	$249,383
Depreciation and amortization	**169,069**	36,057
Other	**630**	541
Deferred tax liabilities	**415,987**	285,981
Net deferred tax asset	**$ 59,011**	$594,602

(1) Certain prior year deferred tax assets related to accrued compensation and benefits, unrealized losses and loss carryforwards have been reclassified to conform with the current year presentation.

Certain tax benefits associated with Legg Mason's employee stock plans are recorded directly in Stockholders' equity. No tax benefit was recorded to equity in 2010 or 2009 due to the net operating loss position of the Company. As of March 31, 2010, an additional $3.9 million of net operating loss will be recognized as an increase in stockholders' equity when ultimately realized.

In connection with the sale of the Notes in January 2008, Legg Mason entered into the Purchase Call Options with the Hedge Providers (see Note 7). For income tax purposes, the call options and Notes are considered part of a single, integrated transaction and the $297.5 million cost of the call options is therefore tax deductible over the term of the Notes. For financial statements purposes, $272 million was established as debt discount and will be amortized to interest expense over the 7-year term of the Notes. Accordingly, Legg Mason will generate future net tax benefits of $9.7 million over a period of up to the 7-year term of the notes. The benefit of this deferred tax asset was recorded as an increase in additional paid-in capital and therefore will not reduce future tax provisions.

At March 31, 2010, the gross deferred tax asset related to the call options is $218.2 million and the gross deferred tax liability related to the debt discount is $198.7 million. The net balance at March 31, 2010 is a deferred tax asset of $7.6 million. These benefits are partially offset by temporary differences associated with the Equity Units.

Legg Mason has various loss carryforwards that may provide future tax benefits. Related valuation allowances are established in accordance with accounting guidance for income taxes, if it is management's opinion that it is more likely than not that these benefits will not be realized. Substantially all of Legg Mason's deferred tax assets relate to U.S. and United Kingdom ("U.K.") taxing jurisdictions. As of March 31, 2010, U.S. federal deferred tax assets aggregated $611 million, realization of which is expected to require approximately $4.0 billion of future

U.S. earnings, approximately $116 million of which must be in the form of foreign source income. Based on estimates of future taxable income, using the same assumptions as those used in Legg Mason's goodwill impairment testing, it is more likely than not that current federal tax benefits are realizable and no valuation allowance is necessary at this time. To the extent the analysis of the realization of deferred tax assets relies on deferred tax liabilities, Legg Mason has considered the timing, nature and jurisdiction of reversals. While tax planning may enhance Legg Mason's tax positions, the realization of these current tax benefits is not dependent on any significant tax strategies. As of March 31, 2010, U.S. state deferred tax assets aggregated $212 million. Due to limitations on net operating loss and capital loss carryforwards and, taking into consideration certain state tax planning strategies, a valuation allowance has been established for the state capital loss and net operating loss benefits in certain jurisdictions in the amount of $49.2 million for fiscal year 2010. Due to the uncertainty of future state apportionment factors and future effective state tax rates, the value of state net operating loss benefits ultimately realized may vary. As of March 31, 2010, U.K. deferred tax assets, net of valuation allowances, are not material. An additional valuation allowance of $2.9 million was recorded on foreign deferred tax assets relating to various jurisdictions.

The following deferred tax assets and valuation allowances relating to carryforwards have been recorded at March 31, 2010 and 2009, respectively.

	2010	2009	Expires Beginning after Fiscal Year
DEFERRED TAX ASSETS			
U.S. federal net operating losses	**$119,328**	$504,779	2029
U.S. federal foreign tax credits	**40,617**	30,964	2015
U.S. state net operating losses[1,2,3]	**121,475**	62,065	2015
U.S. state capital losses	**34,833**	34,833	2015
Non-U.S. net operating losses	**29,869**	31,718	2010
Non-U.S. capital losses[1]	**7,571**	7,155	n/a
Total deferred tax assets for carryforwards	**$353,693**	$671,514	
VALUATION ALLOWANCES			
U.S. state net operating losses	**$ 15,341**	$ 989	
U.S. state capital losses	**34,833**	—	
Non-U.S. net operating losses	**29,860**	27,398	
Non-U.S. capital losses	**7,571**	7,155	
Total valuation allowances	**$ 87,605**	$ 35,542	

(1) Due to the Permal acquisition structure, for periods prior to December 1, 2009, U.S. subsidiaries of Permal filed separate federal income tax returns, apart from Legg Mason Inc.'s consolidated federal income tax return, and separate state income tax returns.
(2) Substantially all of the U.S. state net operating losses carryforward through fiscal year 2029.
(3) Due to the volatility in the factors relating to apportionment of income to various states, the Company's effective state tax rates are subject to fluctuation which will impact the value of the Company's deferred tax assets, including net operating losses, and could have a material impact on the future effective tax rate of the Company.

Legg Mason had total gross unrecognized tax benefits of approximately $51.0 million, $43.7 million and $29.3 million as of March 31, 2010, 2009, and 2008, respectively. Of these totals, $42.1 million, $34.3 million and $21.1 million, respectively, (net of the federal benefit for state tax liabilities) are the amounts of unrecognized benefits which, if recognized, would favorably impact future income tax provisions and effective tax rates.

A reconciliation of the beginning and ending amount of unrecognized gross tax benefits for the years ended March 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Balance, beginning of year	**$43,662**	$ 29,287	$28,706
Additions based on tax positions related to the current year	**2,830**	15,756	6,192
Additions for tax positions of prior years	**12,664**	14,366	3,110
Reductions for tax positions of prior years	**(5,846)**	(4,082)	(7,941)
Decreases related to settlements with taxing authorities	**(515)**	(11,665)	—
Expiration of statute of limitations	**(1,768)**	—	(780)
Balance, end of year	**$51,027**	$ 43,662	$29,287

As of March 31, 2010, management does not anticipate any material increases or decreases in the amounts of unrecognized tax benefits over the next twelve months.

The Company accrues interest related to unrecognized tax benefits in interest expense and recognizes penalties in other operating expense. During the years ended March 31, 2010, 2009, and 2008, the Company recognized approximately $2.2 million, $5.4 million, and $1.2 million, respectively, which was substantially all interest. At March 31, 2010, 2009, and 2008, Legg Mason had approximately $6.0 million, $5.0 million, and $2.9 million, respectively, accrued for interest and penalties on tax contingencies in the Consolidated Balance Sheets.

Legg Mason is under examination by the Internal Revenue Service and other tax authorities in various states. The following tax years remain open to income tax examination for each of the more significant jurisdictions where Legg Mason is subject to income taxes: after fiscal year 2005 for U.S. federal; after fiscal year 2005 for the United Kingdom; after fiscal year 2002 for the state of Connecticut; after fiscal year 2003 for the state of California; after fiscal year 2005 for the state of New York; and after fiscal year 2006 for the state of Maryland. The Company does not anticipate making any significant cash payments with the settlement of these audits.

During the quarter ended September 30, 2007, the United Kingdom enacted the Finance Act of 2007, which reduced the corporate tax rate from 30% to 28% for tax periods ending after April 1, 2008. The impact on prior deferred tax liabilities at the time of the change in fiscal 2008 was a one-time tax benefit approximating $18.5 million.

In fiscal 2008, Legg Mason initiated plans to repatriate earnings from certain foreign subsidiaries for up to $225 million. It had been anticipated that these earnings would be used for the contingent acquisition payments to the former owners of Permal discussed in Note 9. During fiscal 2008, $36 million was repatriated under this plan and an additional income tax provision of approximately $18.4 million (net of foreign tax credits not previously recognized) was recognized. Although all Permal payments have now been made and therefore the original premise for establishing the deferred tax liability is no longer applicable, Legg Mason still intends to repatriate these earnings to create foreign source income in order to utilize foreign tax credits that may otherwise expire unutilized. No further repatriation beyond the original $225 million of foreign earnings is contemplated.

Except as noted above, Legg Mason intends to permanently reinvest cumulative undistributed earnings of its non-U.S. subsidiaries in non-U.S. operations. Accordingly, no U.S. federal income taxes have been provided for the undistributed earnings to the extent that they are permanently reinvested in Legg Mason's non-U.S. operations. It is not practical at this time to determine the income tax liability that would result upon repatriation of the earnings.

9. COMMITMENTS AND CONTINGENCIES

Legg Mason leases office facilities and equipment under non-cancelable operating leases and also has multi-year agreements for certain services. These leases and service agreements expire on varying dates through fiscal 2025. Certain leases provide for renewal options and contain escalation clauses providing for increased rentals based upon maintenance, utility and tax increases.

As of March 31, 2010, the minimum annual aggregate rentals under operating leases and servicing agreements are as follows:

2011	$ 139,174
2012	121,766
2013	107,195
2014	88,659
2015	80,415
Thereafter	593,101
Total	$1,130,310

The table above does not include aggregate obligations of $33.7 million for property and equipment under capital leases.

One such lease was amended during fiscal 2008 to include a put/purchase option agreement with the owner of land and a building. The agreement is for a fixed price of $29.0 million, if executed. The seller has a put option through December 2012 and beginning in November 2011 a buyer purchase option becomes exercisable. A $4 million escrow deposit was made in connection with the put/purchase option agreement.

The minimum rental commitments in the table above have not been reduced by $153.7 million for minimum sublease rentals to be received in the future under non-cancelable subleases, of which approximately 57% is due from one counterparty. If a sub-tenant defaults on a sub-lease, Legg Mason may have to incur operating charges to reflect expected future sublease rentals at reduced amounts, as a result of the current commercial real estate market.

The above minimum rental commitments includes $1.0 billion in real estate leases and equipment leases and $92.3 million in service and maintenance agreements.

Included in the table above is $16.1 million in commitments related to office space that has been vacated, but for which a sublease is being pursued. A lease liability was adjusted in fiscal 2010 to reflect the present value of the excess existing lease obligations over the estimated sublease income and related costs. The lease liability takes into consideration various assumptions, including the amount of time it will take to secure a sublease agreement and prevailing rental rates in the applicable real estate markets. These, and other related costs incurred during fiscal 2010, aggregated $19.3 million.

The following table reflects rental expense under all operating leases and servicing agreements.

	2010	2009	2008
Rental expense	**$137,771**	$127,949	$128,111
Less: sublease income	**8,573**	15,488	10,870
Net rent expense	**$129,198**	$112,461	$117,241

Legg Mason recognizes rent expense ratably over the lease period based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those used for tenant improvements.

As of March 31, 2010 and 2009, Legg Mason had commitments to invest approximately $45,697 and $29,466, respectively, in limited partnerships that make private investments. These commitments will be funded as required through the end of the respective investment periods ranging through fiscal 2018.

During fiscal 2008, Legg Mason recorded contingent payment obligations of $160 million related to the Permal acquisition in addition to the $161 million previously recorded obligation. During fiscal year 2008, payments of $240 million were made to the former owners of Permal of which $208 million was paid in cash and the balance was in common stock. In fiscal 2010, Legg Mason paid $171 million in cash to the former owners of Permal for the fourth anniversary payment under the purchase contract for the acquisition of the remaining preference shares issued by Permal. In addition, in December 2009, Legg Mason elected to purchase, for $9 million, the rights of the sellers of the preference shares to receive an earnout payment on the sixth anniversary in November 2011 of up to $149 million. As a result of this transaction, there will be no further payments for the Permal acquisition. See Note 2, Acquisitions and Dispositions, for additional information related to the Permal acquisition.

See Note 17, Liquidity Fund Support, for additional information related to Legg Mason's commitments.

In the normal course of business, Legg Mason enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. Legg Mason's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against Legg Mason that have not yet occurred.

Legg Mason has been the subject of customer complaints and has also been named as a defendant in various legal actions arising primarily from securities brokerage, asset management and investment banking activities, including certain class actions, which primarily allege violations of securities laws and seek unspecified damages, which could be substantial. Legg Mason is also involved in governmental and self-regulatory agency inquiries, investigations and proceedings. In the Citigroup transaction, Legg Mason transferred to Citigroup the subsidiaries that constituted its Private Client/Capital Markets ("PC/CM") businesses, thus transferring the entities that would have primary liability for most of the customer complaint, litigation and regulatory liabilities and proceedings arising from those businesses. However, as part of that transaction, Legg Mason agreed to indemnify Citigroup for most customer complaint, litigation and regulatory liabilities of Legg Mason's former PC/CM businesses that result from pre-closing events. While the ultimate resolution of these matters cannot be currently determined based on current information, after consultation with legal counsel, management believes that any accrual or range of reasonably possible losses as of March 31, 2010 or 2009, is not material. Similarly, although Citigroup transferred to Legg Mason the entities that would be primarily liable for most customer complaint, litigation and regulatory liabilities and proceedings of the CAM business, Citigroup has agreed to indemnify Legg Mason for most customer complaint, litigation and regulatory liabilities of the CAM business that result from pre-closing events. In accordance with guidance for accounting for contingencies, Legg Mason has established provisions for estimated losses from pending complaints, legal actions, investigations and proceedings. After consultation with legal counsel, Legg Mason does not believe that the resolution of these actions will have a material adverse effect on Legg Mason's financial condition. However, the results of operations could be materially affected during any period if liabilities in that period differ from Legg Mason's prior estimates, and Legg Mason's cash flows could be materially affected during any period in which these matters are resolved. In addition, the ultimate costs of litigation related charges can vary significantly from period to period, depending on factors such as market conditions, the size and volume of customer complaints and claims, including class action suits, and recoveries from indemnification, contribution or insurance reimbursement.

Legg Mason and a current and former officer, together with an underwriter in a public offering, were named as defendants in a consolidated legal action. The action alleged that the defendants violated the Securities Act of 1933 by omitting certain material facts with respect to the acquisition of Citigroup's worldwide asset management business in a prospectus used in a secondary stock offering in order to artificially inflate the price of Legg Mason common stock. On March 17, 2008, the action was dismissed with prejudice and on September 30, 2009, the dismissal was upheld on appeal. The plaintiffs have no further avenue to appeal the dismissal so this proceeding has concluded.

As of March 31, 2010 and 2009, Legg Mason's liability for losses and contingencies was $21,500 and $1,800, respectively. During fiscal 2010, 2009 and 2008, Legg Mason recorded litigation-related charges of approximately $21,200, $600, and $1,100, respectively (net of recoveries of $100 in fiscal 2008). The charge in fiscal 2010 primarily represents a $19 million reserve for an affiliate investor settlement, which was settled subsequent to March 31, 2010. During fiscal 2010, 2009, and 2008, the liability was reduced for settlement payments of approximately $1,500, $500, and $2,100, respectively.

10. EMPLOYEE BENEFITS

Legg Mason, through its subsidiaries, maintains various defined contribution plans covering substantially all employees. Through its primary plan, Legg Mason can make two types of discretionary contributions. One is a profit sharing contribution to eligible Plan participants based on a percentage of qualified compensation and the other is a 50% match of employee 401(k) contributions up to 6% of employee compensation with a maximum of five thousand dollars per year. Profit sharing and matching contributions amounted to $18,199 and $39,446 in fiscal 2010 and 2008, respectively. Matching contributions amounted to $14,366 in fiscal 2009. Legg Mason elected to not make a profit sharing contribution in fiscal 2009. In addition, employees can make voluntary contributions under certain plans.

11. CAPITAL STOCK

At March 31, 2010, the authorized numbers of common, preferred and exchangeable shares were 500 million, 4 million and an unlimited number, respectively. In addition, at March 31, 2010 and 2009, there were 16.4 million and 10.9 million shares of common stock, respectively, reserved for issuance under Legg Mason's equity plans and 1.1 million and 1.2 million common shares, respectively, reserved for exchangeable shares issued in connection with the acquisition of Legg Mason Canada Inc. Exchangeable shares are exchangeable at any time by the holder on a one-for-one basis into shares of Legg Mason's common stock and are included in basic shares outstanding. During fiscal 2010, Legg Mason announced a plan to terminate the exchangeable share arrangement, in accordance with its terms, and in May 2010 all outstanding exchangeable shares were converted into shares of Legg Mason common stock.

In connection with the acquisition of CAM, Legg Mason issued 13.35 shares, $10 par value per share, of non-voting Legg Mason convertible preferred stock, which were convertible, upon transfer into 13.35 million shares of common stock. During fiscal 2009, Legg Mason issued approximately 0.36 million common shares, upon conversion of approximately 0.36 of the non-voting convertible preferred stock. Also, during fiscal 2008, Legg Mason repurchased 2.5 shares of the non-voting convertible preferred stock using proceeds from the 2.5% convertible senior notes. As of March 31, 2010 and 2009, there were no outstanding shares of non-voting convertible preferred stock.

As discussed in Note 7, in May 2008, Legg Mason issued $1.15 billion of Equity Units, each unit consisting of a 5% interest in $1,000 principal amount of senior notes due June 30, 2021, and a purchase contract committing the holder to purchase shares of Legg Mason's common stock by June 30, 2011. During fiscal 2010, Legg Mason issued 18.6 million shares through the Equity Unit tender offer in exchange for 91% of the outstanding Equity Units. As of March 31, 2010, the maximum amount of shares that could be issued, and are reserved for issuance, is approximately 1.8 million, subject to adjustment. Also discussed in Note 7, in January 2008, Legg Mason issued $1.25 billion of 2.5% contingent convertible senior notes, which, if certain conditions are met, could result in the issuance of a maximum of 14.2 million shares of Legg Mason common stock, subject to adjustment.

Changes in common stock and shares exchangeable into common stock for the three years ended March 31, 2010, 2009 and 2008 are as follows:

	Years Ended March 31,		
	2010	2009	2008
COMMON STOCK			
Beginning balance	**141,853**	138,556	131,777
Shares issued for:			
Stock option exercises and other stock-based compensation	**72**	1,094	1,569
Deferred compensation trust	**133**	155	53
Deferred compensation	**662**	922	298
Exchangeable shares	**123**	761	82
Shares repurchased and retired	**—**	—	(1,140)
Permal contingent payment	**—**	—	392
Conversion of non-voting preferred stock	**—**	365	5,525
Equity Units exchange	**18,596**	—	—
Ending balance	**161,439**	141,853	138,556
SHARES EXCHANGEABLE INTO COMMON STOCK			
Beginning balance	**1,222**	1,983	2,065
Exchanges	**(123)**	(761)	(82)
Ending balance	**1,099**	1,222	1,983

Dividends declared per share were $0.12, $0.96 and $0.96 for fiscal 2010, 2009 and 2008, respectively. Dividends declared but not paid at March 31, 2010, 2009 and 2008 were $4,844, $34,043 and $33,103, respectively, and are included in Other current liabilities.

On May 10, 2010, Legg Mason announced that its Board of Directors replaced its existing stock buyback authority with the authority to purchase up to $1 billion worth of Legg Mason common stock. There is no expiration date attached to this new authorization.

On May 24, 2010, Legg Mason entered into separate accelerated share repurchase agreements (each an "ASR Agreement") with each of two financial institutions (each a "Counterparty") to repurchase, in the aggregate, $300 million of Legg Mason common stock. Legg Mason's repurchases under the ASR Agreements are part of the $1 billion share repurchase program announced on May 10, 2010. Under the ASR Agreements, Legg Mason will pay $300 million to the Counterparties from available cash on hand to repurchase outstanding shares of its common stock and will receive a substantial majority of the shares to be delivered under the agreements on or about June 21, 2010. The specific number of shares that ultimately will be repurchased under the agreements will be based generally on the volume-weighted average share price of Legg Mason's common stock during the term of the agreements, subject to provisions that establish minimum and maximum numbers of shares. The Counterparties are expected to purchase shares of Legg Mason common stock in the open market in connection with the accelerated share buyback. The ASR Agreements contemplate that final settlement may occur in August or September 2010, at a time selected by each Counterparty in its discretion, although earlier or later settlement is possible in certain circumstances. At settlement, Legg Mason may be entitled to receive additional shares of common stock or cash and under certain limited circumstances may have an obligation to the Counterparties which can be settled, at Legg Mason's discretion, by making a payment or delivering common stock to the Counterparties. All of the repurchased shares will be retired.

Legg Mason currently intends to use a portion of its available cash to purchase an additional $100 million of Legg Mason common stock by the end of fiscal 2011. During the fiscal years ended March 31, 2010 and 2009, no shares were repurchased. During the fiscal year ended March 31, 2008, 1.1 million shares were repurchased under the prior authorization for $97,945.

In fiscal 2008, Legg Mason issued 392 common shares in connection with the contingent acquisition payment made to the former owners of Permal as discussed in Note 2.

12. STOCK-BASED COMPENSATION

Legg Mason's stock-based compensation includes stock options, employee stock purchase plans, restricted stock awards and units, performance shares payable in common stock, and deferred compensation payable in stock. Effective July 28, 2009, the number of shares authorized to be issued under Legg Mason's active equity incentive stock plan was increased by 6 million to 35 million. Shares available for issuance as of March 31, 2010 were approximately 10 million. Options under Legg Mason's employee stock plans have been granted at prices not less than 100% of the fair market value. Options are generally exercisable in equal increments over three to five years and expire within five to ten years from the date of grant.

Compensation expense relating to stock options, the stock purchase plan and deferred compensation payable in stock for the years ended March 31, 2010, 2009 and 2008 was $17,770, $22,964 and $24,588, respectively. The related income tax benefit for the years ended March 31, 2010, 2009 and 2008 was $6,285, $8,837 and $9,486, respectively.

Stock option transactions under Legg Mason's equity incentive plans during the years ended March 31, 2010, 2009 and 2008, respectively, are summarized below:

	Number of Shares	Weighted-Average Exercise Price Per Share
Options outstanding at March 31, 2007	6,478	$ 53.48
Granted	933	100.77
Exercised	(1,675)	28.43
Canceled/forfeited	(272)	94.00
Options outstanding at March 31, 2008	5,464	$ 67.20
Granted	1,496	29.54
Exercised	(1,104)	25.01
Canceled/forfeited	(656)	68.24
Options outstanding at March 31, 2009	5,200	$ 65.19
Granted	1,457	26.82
Exercised	(45)	26.31
Canceled/forfeited	(845)	49.83
Options outstanding at March 31, 2010	**5,767**	**$ 58.05**

The total intrinsic value of options exercised during the years ended March 31, 2010, 2009 and 2008 was $160, $10,456 and $109,626, respectively. At March 31, 2010, the aggregate intrinsic value of options outstanding was $8,368.

The following information summarizes Legg Mason's stock options outstanding at March 31, 2010:

Exercise Price Range	Option Shares Outstanding	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Life (in years)
$ 12.65–$ 25.00	464	$ 16.08	6.6
25.01– 35.00	2,710	29.68	5.9
35.01– 94.00	433	52.82	2.0
94.01– 100.00	606	95.23	4.3
100.01– 132.18	1,554	107.01	4.3
	5,767		

At March 31, 2010, 2009 and 2008, options were exercisable on 2,522, 2,455, and 3,197 shares, respectively, and the weighted-average exercise prices were $76.08, $67.05 and $45.54, respectively. Stock options exercisable at March 31, 2010 have a weighted-average remaining contractual life of 3.3 years. At March 31, 2010, the aggregate intrinsic value of options exercisable was $1,863.

The following information summarizes Legg Mason's stock options exercisable at March 31, 2010:

Exercise Price Range	Option Shares Exercisable	Weighted-Average Exercise Price Per Share
$ 12.65–$ 25.00	69	$ 15.07
25.01– 35.00	590	28.94
35.01– 94.00	425	52.22
94.01– 100.00	365	95.23
100.01– 132.18	1,073	108.89
	2,522	

The following information summarizes unvested stock options under Legg Mason's equity incentive plans for the year ended March 31, 2010:

	Number of Shares	Weighted-Average Grant Date Fair Value
Shares unvested at March 31, 2009	2,745	$22.70
Granted	1,457	12.09
Vested[1]	(805)	28.47
Canceled/forfeited	(152)	21.53
Shares unvested at March 31, 2010	**3,245**	**$17.04**

(1) Generally, vesting occurs in July of each year. For stock options granted in fiscal 2011, annual vesting occurs in May of each year.

Unamortized compensation cost related to unvested options at March 31, 2010 was $43,452 and is expected to be recognized over a weighted-average period of 2.0 years.

Cash received from exercises of stock options under Legg Mason's equity incentive plans was $1,829, $25,463 and $30,944 for the years ended March 31, 2010, 2009 and 2008, respectively. The tax benefit expected to be realized for the tax deductions from these option exercises totaled $15, $3,853 and $41,189 for the years ended March 31, 2010, 2009 and 2008, respectively.

The weighted-average fair value of stock options granted in fiscal 2010, 2009 and 2008, using the Black-Scholes option pricing model, was $12.09, $13.36 and $31.76 per share, respectively.

The following weighted-average assumptions were used in the model for grants in fiscal 2010, 2009, and 2008:

	2010	2009	2008
Expected dividend yield	**1.45%**	0.89%	0.81%
Risk-free interest rate	**2.86%**	3.46%	4.71%
Expected volatility	**55.26%**	56.65%	29.17%
Expected lives (in years)	**5.17**	5.28	4.95

Legg Mason uses an equally weighted combination of both implied and historical volatility to measure expected volatility for calculating Black-Scholes option values.

Legg Mason has a qualified Employee Stock Purchase Plan covering substantially all U.S. employees. Shares of common stock are purchased in the open market on behalf of participating employees, subject to a 4.5 million total share limit under the plan. Purchases are made through payroll deductions and Legg Mason provides a 10% contribution towards purchases, which is charged to earnings. During the fiscal years ended March 31, 2010, 2009 and 2008, approximately 147, 188 and 59 shares, respectively, have been purchased in the open market on behalf of participating employees.

On January 28, 2008, the Compensation Committee of Legg Mason approved grants to senior officers of 120 market-based performance shares that upon vesting, subject to certain conditions, are distributed as shares of common stock. The grants will vest ratably on January 28 of each of the five years following the grant date, upon attaining the service criteria and the stock price hurdles beginning at $77.97 in year one and ending at $114.15 in year five.

The weighted-average fair value per share for these awards of $11.81 was estimated as of the grant date using a grant price of $70.88, and a Monte Carlo option-pricing model with the following assumptions:

Expected dividend yield	1.33%
Risk-free interest rate	3.30%
Expected volatility	36.02%

In connection with the termination of one of the senior officers in fiscal 2009, 20 performance shares were voluntarily forfeited, resulting in a charge of $550 representing an acceleration of expense associated with the unvested portion of the award.

Restricted stock transactions during the years ended March 31, 2010, 2009, and 2008, respectively, are summarized below:

	Number of Shares	Weighted-Average Grant Date Value
Unvested Shares at March 31, 2007	563	$114.03
Granted	229	92.51
Performance shares granted	120	59.07
Vested	(219)	108.16
Canceled/forfeited	(51)	115.48
Unvested Shares at March 31, 2008	642	$ 98.30
Granted	956	34.64
Vested	(234)	107.21
Canceled/forfeited	(40)	79.43
Unvested Shares at March 31, 2009	1,324	$ 50.25
Granted	670	22.12
Vested	(446)	60.19
Canceled/forfeited	(52)	54.41
Unvested Shares at March 31, 2010	**1,496**	**$ 35.54**

The restricted stock awards were non-cash transactions. In fiscal 2010, 2009 and 2008, Legg Mason recognized $26,104, $32,412 and $25,015, respectively, in compensation expense for all restricted stock awards. The tax benefit expected to be realized for the tax deductions from restricted stock totaled $3,621, $2,870 and $4,771 for the years ended March 31, 2010, 2009 and 2008, respectively. Unamortized compensation cost related to unvested restricted stock awards for 1,496 shares not yet recognized at March 31, 2010 was $32,321 and is expected to be recognized over a weighted-average period of 1.5 years.

Restricted stock unit transactions during the years ended March 31, 2010 and 2009, respectively, are summarized below:

	Number of Shares	Weighted-Average Grant Date Value
Unvested Shares at March 31, 2008	—	$ —
Granted	19	40.07
Vested	(1)	61.85
Canceled/forfeited	(1)	61.85
Unvested Shares at March 31, 2009	17	$37.23
Granted	98	23.03
Vested	(4)	37.99
Canceled/forfeited	(2)	25.44
Unvested Shares at March 31, 2010	**109**	**$24.60**

The restricted stock unit awards were non-cash transactions. In fiscal 2010 and 2009, Legg Mason recognized $1,129 and $217, respectively, in compensation expense for all restricted stock unit awards. Unamortized compensation cost related to unvested restricted stock unit awards for 109 shares not yet recognized at March 31, 2010 was $2,042 and is expected to be recognized over a weighted-average period of 1.9 years.

In addition to the above, Legg Mason also has an equity plan for non-employee directors. Under the equity plan, directors may elect to receive shares of stock or restricted stock units. Prior to a July 19, 2007 amendment to the Plan, directors could also elect to receive stock options. Options granted under either plan are immediately exercisable at a price equal to the market value of the shares on the date of grant and have a term of not more than ten years. In fiscal 2010, 2009 and 2008, Legg Mason recognized expense of $1,575, $1,400 and $1,475, respectively, for awards under this plan. Shares, options, and restricted stock units issuable under the equity plan are limited to 625 shares in aggregate, of which 184 shares were issued under the plan as of March 31, 2010. At March 31, 2010, there were 288 stock options and 53 restricted stock units outstanding under the non-employee director plan. There were 27 stock options exercised and 5 restricted stock units distributed during fiscal 2010. There were 19 restricted stock units granted during fiscal 2010. There were 41 stock options and no restricted stock units cancelled or forfeited during fiscal 2010.

Deferred compensation payable in shares of Legg Mason common stock has been granted to certain employees in an elective plan. The vesting in the plan is immediate and the plan provides for discounts of up to 10% on contributions and dividends. There is no limit on the number of shares authorized to be issued under the plan. In fiscal 2010, 2009 and 2008, Legg Mason recognized $176, $322 and $254, respectively, in compensation expense related to this plan. During fiscal 2010, 2009 and 2008, Legg Mason issued 128, 125 and 48 shares, respectively, under the plan with a weighted-average fair value per share at the grant date of $22.53, $39.62 and $84.11, respectively.

13. DEFERRED COMPENSATION STOCK TRUST

Legg Mason has issued shares in connection with certain deferred compensation plans that are held in rabbi trusts. Assets of rabbi trusts are consolidated with those of the employer, and the value of the employer's stock held in the rabbi trusts is classified in stockholders' equity and accounted for in a manner similar to treasury stock. Therefore, the shares Legg Mason has issued to its rabbi trust and the corresponding liability related to the deferred compensation plans are presented as components of stockholders' equity as Employee stock trust and Deferred compensation employee stock trust, respectively. Shares held by the trust at March 31, 2010 and 2009 were 2,205 and 2,003, respectively.

14. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing Net income or loss attributable to Legg Mason, Inc. by the weighted-average number of shares outstanding. The calculation of weighted-average shares includes common shares, shares exchangeable into common stock and convertible preferred shares that are considered participating securities. Diluted EPS is similar to basic EPS, but adjusts for the effect of potential common shares except when inclusion is antidilutive.

In situations where a net loss is reported, the inclusion of potentially issuable common shares will decrease the net loss per share. Since this would be antidilutive, such shares are excluded from the calculation. Basic and diluted earnings per share for the fiscal years ended March 31, 2010 and 2009 include all vested shares of restricted stock related to Legg Mason's deferred compensation plans.

During fiscal 2010, Legg Mason issued 18,596 shares of common stock through the Equity Units tender offer and 11,565 shares are included in the weighted-average shares outstanding for the year ended March 31, 2010.

The following table presents the computations of basic and diluted EPS:

	Years Ended March 31		
	2010	2009	2008
Weighted-average basic shares outstanding	**153,715**	140,669	142,018
Potential common shares:			
Employee stock options	**56**	—	1,664
Shares related to deferred compensation	**455**	—	51
Shares issuable upon payment of contingent consideration	**1,136**	—	243
Total weighted-average diluted shares	**155,362**	140,669	143,976
Net income (loss)	**$210,980**	$(1,964,994)	$263,831
Less: Net income (loss) attributable to noncontrolling interests	**6,623**	2,924	266
Net income (loss) attributable to Legg Mason, Inc.	**$204,357**	$(1,967,918)	$263,565
Net income (loss) per share attributable to Legg Mason, Inc. common shareholders:			
Basic	**$ 1.33**	$ (13.99)	$ 1.86
Diluted	**$ 1.32**	$ (13.99)	$ 1.83

The diluted EPS calculations for the years ended March 31, 2010, and 2009, exclude any potential common shares issuable under the convertible 2.5% senior notes or the convertible Equity Units because the market price of Legg Mason common stock has not exceeded the price at which conversion under either instrument would be dilutive using the treasury stock method. Also, the diluted EPS calculation for the fiscal year ended March 31, 2009 excludes 6,629 potential common shares that are antidilutive due to the net loss for the fiscal year.

Options to purchase 5,130 shares and 2,780 shares for the fiscal years ended March 31, 2010 and 2008, respectively, were not included in the computation of diluted earnings per share because the presumed proceeds from exercising such options, including related income tax benefits, exceed the average price of the common shares for the fiscal year and therefore the options are deemed antidilutive. Diluted earnings per share for the fiscal years ended March 31, 2010 and 2008, include unvested shares of restricted stock, except for 1,041 shares and 707 shares, respectively, which were deemed antidilutive. Also at March 31, 2010, 2009 and 2008, warrants issued in connection with the convertible note hedge transactions described in Note 7 are excluded from the calculation of diluted earnings per share because the effect would be antidilutive. As of March 31, 2010, 2.1 million of the 23.0 million Equity Units issued in May 2008, that include purchase warrants providing for the issuance of between 1.5 and 1.8 million shares of Legg Mason common stock by June 2011, remain outstanding, as more fully described in Note 7.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income includes cumulative foreign currency translation adjustments, net of tax gains and losses on interest rate swap, and net of tax gains and losses on investment securities. The change in the accumulated translation adjustments for fiscal 2010 and 2009 primarily resulted from the impact of changes in the Brazilian real, the Polish zloty, the British pound, the Australian dollar and the Canadian dollar in relation to the U.S. dollar on the net assets of Legg Mason's subsidiaries in Brazil, Poland, the United Kingdom, Australia and Canada, for which the real, the zloty, the pound, the Australian and Canadian dollar are the functional currencies, respectively.

A summary of Legg Mason's accumulated other comprehensive income (loss) as of March 31, 2010 and 2009 is as follows:

	2010	2009
Foreign currency translation adjustments	**$58,143**	$(2,886)
Unrealized gains on investment securities, net of tax provision of $56 and $68, respectively	**84**	102
Total	**$58,227**	$(2,784)

16. VARIABLE INTEREST ENTITIES

In the normal course of its business, Legg Mason sponsors and is the manager of various types of investment vehicles for clients that are considered VIEs. For its services, Legg Mason is entitled to receive management fees and may be eligible, under certain circumstances, to receive additional subordinate management fees or other incentive fees. Legg Mason did not sell or transfer assets to any of the VIEs. Legg Mason's exposure to risk in these entities is generally limited to any equity investment it has made or is required to make and any earned but uncollected management fees. Uncollected management fees from these VIEs were not material at March 31, 2010 and 2009. Legg Mason has not issued any investment performance guarantees to these VIEs or their investors.

Legg Mason concludes it is the primary beneficiary of a VIE if it absorbs a majority of the VIE's expected losses, or will receive a majority of the VIE's expected residual returns, if any. Legg Mason's determination of expected residual returns excludes gross fees paid to a decision maker. Under current accounting guidance, it is unlikely that Legg Mason will be the primary beneficiary for VIEs created to manage assets for clients unless its ownership interest, including interests of related parties, in a VIE is substantial, unless Legg Mason may earn significant performance fees from the VIE or unless Legg Mason is considered to have a material implied variable interest. In determining whether it is the primary beneficiary of a VIE, Legg Mason considers both qualitative and quantitative factors such as the voting rights of the equity holders, economic participation of all parties, including how fees are earned by and paid to Legg Mason, related party ownership, guarantees and implied relationships. In determining the primary beneficiary, Legg Mason must make assumptions and estimates about, among other things, the future performance of the underlying assets held by the VIE, including investment returns, cash flows and credit and interest rate risks. In determining whether a VIE is significant, Legg Mason considers the same factors used for determination of the primary beneficiary.

During fiscal 2010, 2009 and 2008, Legg Mason had variable interests in certain liquidity funds to which it provided various forms of credit and capital support as described in Note 17. After evaluating both the contractual and implied variable interests in these funds, as of and during the years ended March 31, 2010 and 2009, it was determined that Legg Mason was not the primary beneficiary of these funds.

As of March 31, 2010 and 2009, Legg Mason was the primary beneficiary of one sponsored investment fund VIE which resulted in consolidation. This VIE had total assets and total equity of $52.7 million as of March 31, 2010, and $48.2 million as of March 31, 2009. Legg Mason's investment in this VIE was $27.5 million and $26.3 million, as of March 31, 2010 and 2009, respectively, which represents the maximum risk of loss. Creditors of this VIE have no recourse to the general credit of Legg Mason. The assets of this VIE are primarily comprised of investments. As of March 31, 2010, 2009 and 2008, Legg Mason was not required to consolidate any other VIEs that were material to its consolidated financial statements.

As of March 31, 2010 and 2009, for VIEs in which Legg Mason holds a significant variable interest or is the sponsor and holds a variable interest, but for which it was not the primary beneficiary, Legg Mason's carrying value, the related VIEs' assets and liabilities and maximum risk of loss were as follows:

	For the Year Ended March 31, 2010			
	VIE Assets That the Company Does Not Consolidate	**VIE Liabilities That the Company Does Not Consolidate**	**Equity Interests on the Consolidated Balance Sheet**	**Maximum Risk of Loss***
CDOs/CLOs	**$ 3,508,290**	**$3,215,890**	**$ —**	**$ —**
Public-Private Investment Program	**411,489**	**—**	**55,526**	**72,245**
Other sponsored investment funds	**16,564,227**	**1,334**	**47,484**	**71,383**
Total	**$20,484,006**	**$3,217,224**	**$103,010**	**$143,628**

	For the Year Ended March 31, 2009			
	VIE Assets That the Company Does Not Consolidate	VIE Liabilities That the Company Does Not Consolidate	Equity Interests on the Consolidated Balance Sheet	Maximum Risk of Loss*
Liquidity funds subject to capital support	$ 7,548,539	$ 121,338	$ —	$41,500
CDOs/CLOs	5,116,004	4,786,604	—	1,566
Other sponsored investment funds	18,207,082	3,381	34,458	52,019
Total	$30,871,625	$4,911,323	$34,458	$95,085

* Includes capital support to liquidity funds, equity interests the Company has made or is required to make and any earned but uncollected management fees.

The assets of these VIEs are primarily comprised of cash and cash equivalents and investments and the liabilities are primarily comprised of debt and various expense accruals.

17. LIQUIDITY FUND SUPPORT

Due to prior years' stress in the liquidity markets, certain asset backed securities previously held by liquidity funds that a Legg Mason subsidiary manages were in default or had been restructured after a default. Although the Company was not required to provide support to its funds, Legg Mason elected to do so to maintain the confidence of its clients, maintain its reputation in the marketplace, and in certain cases, support the AAA/Aaa credit ratings of funds. If clients were to lose confidence in the Company, they could potentially withdraw funds in favor of investments offered by competitors, resulting in a reduction in Legg Mason's assets under management and investment advisory and other fees.

During fiscal 2009 and 2008, Legg Mason entered into and amended various arrangements to provide support to certain of its liquidity funds. During fiscal 2009, Legg Mason sold, or the funds sold, all securities issued by SIVs held in its money market funds, on its Balance Sheet, and supported through a TRS with a major bank. As of March 31, 2010, all previously existing support arrangements had expired or were terminated in accordance with their terms. The par value, support amounts, collateral and impact on the Consolidated Statements of Operations for the fiscal years ended March 31, 2010, 2009 and 2008, for all support that remained outstanding as of the end of each period and sale transactions that occurred during the period were as follows:

	Year Ended March 31, 2010				
Description	**Par Value**	**Support Amount**	**Cash Collateral**[1]	**Pre-Tax Gain**[2]	**After Tax Gain**[3]
Capital Support Agreements—					
Non-asset Backed Securities	**n/m**	**$ —**	**$ —**	**$ 23,171**	**$ 16,565**
Total		**$ —**	**$ —**	**$ 23,171**	**$ 16,565**

	Year Ended March 31, 2009				
Description	Par Value	Support Amount	Cash Collateral[1]	Pre-Tax Charge[2]	After Tax Charge[3]
Capital Support Agreements—					
Non-asset Backed Securities	n/m	$ 41,500	$ 41,500	$ 20,906	$ 12,289
Purchase of Non-bank Sponsored SIV[4]	—	—	—	965	2,144
Sale of Non-bank Sponsored SIV[4]	—	—	—	2,261,365	1,362,146
Total		$ 41,500	$ 41,500	$ 2,283,236	$1,376,579

	Year Ended March 31, 2008				
Description	Par Value	Support Amount	Cash Collateral[1]	Pre-Tax Charge[2]	After Tax Charge[3]
Letters of Credit	$1,192,000	$ 485,000	$286,250	$ 235,468	$ 97,866
Capital Support Agreements—					
Asset Backed Securities	2,163,000	415,000	415,000	316,185	195,149
Total Return Swap	890,000	890,000	139,480	18,042	4,454
Purchase of Non-bank Sponsored SIV[4,5]	82,000	82,000	—	162	40
Purchase of Canadian Conduit Securities	94,000	94,000	—	37,419	16,218
Total	$4,421,000	$1,966,000	$840,730	$ 607,276	$ 313,727

n/m—not meaningful

(1) Included in restricted cash on the Consolidated Balance Sheet.

(2) Pre-tax charges include reductions in the value of underlying securities, in addition to a gain of $2,540, primarily related to foreign exchange forward contracts and interest payments received, for the year ended March 31, 2010, and losses of $181,183 relating to reimbursements to two funds for a portion of losses they incurred in selling SIV securities and $2,863 principally relating to transaction costs which were substantially offset by a gain on a foreign exchange forward contract and interest payments received on underlying securities for the year ended March 31, 2009, and are included in fund support in Other non-operating income (expense) on the Consolidated Statements of Operations.

(3) After tax and after giving effect to operating expense adjustments.

(4) Securities issued by SIVs.

(5) Support amount for securities purchased from funds reflects amount paid to fund less subsequent principal repayments.

The following table provides a summary of changes (in millions) in liquidity fund support, including securities purchased from the funds by Legg Mason, for the fiscal years ended March 31:

	Letters of Credit	Capital Support Agreements– Asset Backed Securities	Capital Support Agreements– Non-asset Backed Securities	Total Return Swap	Purchase & Sale of Non-bank Sponsored SIV Securities	Purchase of Canadian Conduit Securities	Total
Support amount as of March 31, 2007	$ —	$ —	$ —	$ —	$ —	$ —	$ —
New support agreements	485	415	—	890	—	—	1,790
Purchases	—	—	—	—	82	98	180
Other[1]	—	—	—	—	—	(4)	(4)
Support amount as of March 31, 2008	485	415	—	890	82	94	1,966
New support agreements	257	395	27	—	—	—	679
Amended support agreements	—	635	15	—	—	—	650
Purchases	—	—	—	—	2,973	—	2,973
Sales	—	—	—	(355)	(2,932)	(76)	(3,363)
Terminations of support agreements	(742)	(1,430)	—	—	—	—	(2,172)
Maturities	—	(15)	—	(440)	(82)	—	(537)
Other[1]	—	—	—	(95)	(41)	(18)	(154)
Support amount as of March 31, 2009	—	—	42	—	—	—	42
Amended support agreements	—	—	(23)	—	—	—	(23)
Terminations of support agreements	—	—	(19)	—	—	—	(19)
Support amount as of March 31, 2010	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**

(1) Includes principal and interest payments received related to purchased securities and securities subject to the TRS, in addition to currency gains (losses) on Canadian conduit securities.

Letter of Credit

During fiscal 2008, Legg Mason provided support to three liquidity funds in the form of LOCs issued by two third-party banks for an aggregate amount of approximately $485 million to support investments in asset backed commercial paper issued by two SIVs. During fiscal 2009, Legg Mason provided additional support to liquidity funds in the form of two LOCs issued by a third-party bank for an aggregate amount of approximately $257 million to support investments in asset backed commercial paper issued by two SIVs. Under the terms of the LOC agreements, the LOCs could be drawn in certain circumstances, including upon the fund's realizing a loss on disposition or restructuring of the position, upon the agreement's termination if unpaid amounts remained on certain of the fund's SIV-issued securities, or in certain circumstances upon ratings downgrades of the issuing bank. As part of the LOC arrangements, Legg Mason agreed to reimburse to the banks any amounts that were drawn on the LOCs. As of the date the LOCs were issued, Legg Mason established a derivative liability for the fair value of its guarantee to reimburse the banks any amounts drawn under the LOCs. Due to the sale of all securities issued by SIVs held by the liquidity funds during fiscal 2009, the LOCs were terminated in accordance with their terms, no amounts were drawn thereunder, and no derivative liability was reported as of March 31, 2009. At March 31, 2008, Legg Mason reported derivative liabilities of $235.5 million for these LOCs.

Capital Support Agreements—Asset Backed Securities
During fiscal 2008, Legg Mason entered into six CSAs with two liquidity funds to support investments in asset backed securities issued by SIVs. Under the terms of one of the CSAs, the Company agreed to provide up to $15 million in contributions to the fund if the fund recognized a loss from certain investments or continued to hold the underlying securities at the expiration of the one-year term of the agreement, and at the applicable time, the fund's net asset value was less than a specified threshold. Under the terms of five of the CSAs, the Company agreed to provide up to $400 million of contributions to the fund if the fund recognized a loss on the sale of, or certain other events relating to, securities issued by two SIVs. Contributions made by the Company under any of its CSAs would not result in Legg Mason acquiring an ownership or other interest in the fund. During fiscal 2009, Legg Mason amended five of the CSAs entered into in fiscal 2008 to increase the maximum contributions that the Company would make thereunder by $525 million, from $400 million to $925 million.

During fiscal 2009, Legg Mason also entered into seven new CSAs, aggregating $395 million, with four liquidity funds to support investments in asset backed securities issued by four SIVs. All but one of these CSAs were amended during the year to provide up to $110 million of additional support. Under the amended terms of six of the CSAs and the original terms of one of the CSAs, the Company agreed to provide up to the maximum contribution amount to the funds if the funds recognized a loss on the sale of, or certain other events relating to, securities issued by the four SIVs.

Due to maturities of supported securities and the sale of all securities issued by SIVs held by the liquidity funds during fiscal 2009, all CSAs which supported asset backed securities issued by SIVs were terminated in accordance with their terms, no contributions were made thereunder, and no derivative liability was reported as of March 31, 2009. At March 31, 2008, Legg Mason reported a derivative liability of $316.2 million related to CSAs.

Capital Support Agreements—Non-Asset Backed Securities
During the year ended March 31, 2009, Legg Mason also entered into four CSAs, aggregating $27 million, to support investments in non-asset backed securities held in four liquidity funds. Two of these CSAs were amended during the year to provide up to $15 million of additional support. Under the amended terms of two of the CSAs and the original terms of two of the CSAs, Legg Mason agreed to provide up to the maximum contribution amount to the funds if the funds recognized a loss from investments in certain non-asset backed securities or continued to hold the underlying securities at the expiration of the one-year terms of the agreements, and at the applicable time, the funds net asset value was less than a specified threshold. These four CSAs included a recovery clause in which the funds were required to reimburse Legg Mason for all contributions made upon the expiration of the CSA to the extent that the funds subsequently received payments from the issuer of the underlying securities or upon the sale or other disposition thereof that exceeded the amortized cost of the underlying securities. As of March 31, 2009, Legg Mason reported a derivative liability of $20.6 million related to these CSAs.

During fiscal 2010, Legg Mason terminated two of these CSAs to provide up to $14 million in contributions to two funds. Also, one CSA to provide up to $5 million in contributions to a fund expired in accordance with its terms with no amounts drawn thereunder. Finally, Legg Mason amended one CSA to provide up to $22.5 million in contributions to a fund to reduce the maximum contribution that the Company would make to the fund thereunder to $5 million. This CSA expired in accordance with its terms in March 2010 with no amounts drawn thereunder. As of March 31, 2010, no CSAs remain outstanding.

Total Return Swap
During fiscal year 2008, Legg Mason entered into a TRS arrangement with a major bank ("the Bank") pursuant to which the Bank purchased securities issued by three SIVs from a Dublin-domiciled liquidity fund managed by a subsidiary of Legg Mason. The $890 million of securities in face amount of commercial paper were purchased by the Bank for cash at an aggregate amount of $832 million, which represented an estimate of value determined for collateral purposes. In addition, Legg Mason reimbursed the fund for the $59.5 million difference between the fund's carrying value, including accrued interest, and the amount paid. The securities had a market value of $886 million at March 31, 2008, which after expected financing costs, exceeded the amount paid by the Bank by $45.7 million. This difference was accounted for as a derivative asset included in Other current assets on the Consolidated Balance Sheet as of March 31, 2008, and represented the amount Legg Mason expected to recover from the Bank upon maturity or sale of the underlying

securities. Under the TRS, Legg Mason agreed to pay to the Bank any losses (including losses incurred through a sale of the securities or through principal not being repaid at maturity) the Bank incurred from its ownership of the securities and a return on the purchase price paid for the securities equal to the one-month LIBOR rate plus 1%, and the Bank agreed to pay to Legg Mason any principal and interest it received on the securities in excess of the price it paid for the securities. During fiscal year 2009, $440 million of securities supported by the TRS matured and were paid in full and $95 million in principal amount of securities supported by the TRS was paid. The TRS arrangement terminated in November 2008. Legg Mason amended the TRS to extend its expiration to November 2009 and, due to maturities of, and principal payments on, the underlying securities, decrease the total amount of securities covered by the TRS from $890 million to $355 million. The TRS was terminated in fiscal 2009 upon the sale of the underlying securities.

Non-Bank Sponsored SIV

During fiscal 2008, Legg Mason purchased for cash an aggregate of $132 million in principal amount of non-bank sponsored SIV securities from a liquidity fund.

During January 2008 and May 2008, approximately $50 million and $82 million, respectively, in principal amount of the securities matured and were paid in full.

Canadian Conduit Securities

During fiscal 2008, Legg Mason acquired for cash an aggregate of $98 million in principal amount of conduit securities issued by Canadian asset backed commercial paper issuers from a fund managed by a Legg Mason subsidiary. These securities were sold in fiscal 2009, as described below.

During fiscal 2009, Legg Mason purchased for $2.9 billion in cash, including $24 million of accrued interest, $3.0 billion in principal amount of non-bank sponsored SIV securities from six liquidity funds that were previously supported under twelve CSAs and seven LOCs. Upon the purchase of these securities, the twelve CSAs aggregating $1.4 billion and seven LOCs aggregating $742 million were terminated in accordance with their terms. The Company subsequently sold the $3.0 billion of purchased securities along with $355 million of securities previously supported by the TRS and the $76 million of Canadian conduit securities held on its balance sheet, to third parties for $655 million, excluding transaction costs. Legg Mason also paid $181.2 million to reimburse two funds for a portion of losses they incurred in selling unsupported SIV securities. As a result of the sale and reimbursement to the funds, which completely eliminated the Company's exposure to securities issued by SIVs, the Company incurred a realized loss of $2.3 billion ($1.4 billion, net of taxes and operating expense adjustments) in fiscal 2009.

18. DERIVATIVES AND HEDGING

Legg Mason continues to use currency forwards to economically hedge the risk of movements in exchange rates, primarily between the U.S. dollar, euro, Great Britain pound, Canadian dollar, and Australian dollar. As of March 31, 2010, Legg Mason had open currency forward contracts with aggregate gross fair values of $671 and $255, classified as Other assets and Other liabilities, respectively. In the Consolidated Balance Sheets, Legg Mason nets the fair value of certain foreign currency forwards executed with the same counterparty where Legg Mason has both the legal right and intent to settle the contracts on a net basis. For the year ended March 31, 2010, Legg Mason recognized gains and losses of $5,669 and $11,092, respectively, included in Other expense for foreign exchange hedges associated with operating activities, and $269 and $19, respectively, included in Other non-operating income (expense) for foreign exchange hedges associated with seed capital investments.

During the year ended March 31, 2010, Legg Mason also initiated market hedges on certain seed capital investments by entering into futures contracts to sell index funds that benchmark the hedged seed capital investments. As of March 31, 2010, Legg Mason had open futures contracts with aggregate gross fair values of $26 and $230, classified as Other assets and Other liabilities, requiring cash collateral of $2,185. For the year ended March 31, 2010, Legg Mason recognized gains and losses of $26 and $1,081 included in Other non-operating income (expense) relating to futures contracts intended to offset movements in the value of seed capital investments.

Derivatives associated with fund support are discussed in Note 17.

19. BUSINESS SEGMENT INFORMATION

Legg Mason is a global asset management company that provides investment management and related services to a wide array of clients. We operate in one reportable business segment, Asset Management. Asset Management provides investment advisory services to institutional and individual clients and to company-sponsored investment funds. The primary sources of revenue in Asset Management are investment advisory, distribution and administrative fees, which typically are calculated as a percentage of the AUM and vary based upon factors such as the type of underlying investment product and the type of services that are provided. In addition, performance fees may be earned on certain investment advisory contracts for exceeding performance benchmarks.

Legg Mason operates though two operating segments (divisions), Americas and International, which are primarily based on the geographic location of the advisor or the domicile of fund families we manage. The Americas Division consists of our U.S.-domiciled fund families, the separate account businesses of our U.S.-based investment affiliates and the domestic distribution organization. Similarly, the International Division consists of our fund complexes, distribution teams and investment affiliates located outside the U.S., primarily in the United Kingdom.

The table below reflects our revenues and long-lived assets by geographic region (in thousands) as of March 31:

	2010	2009	2008
OPERATING REVENUES			
United States	**$1,866,909**	$2,290,474	$3,217,182
United Kingdom	**478,510**	747,257	972,419
Other International	**289,460**	319,636	444,485
Total	**$2,634,879**	$3,357,367	$4,634,086
INTANGIBLE ASSETS, NET AND GOODWILL			
United States	**$3,590,283**	$3,606,678	$4,816,712
United Kingdom	**1,139,065**	1,052,007	1,255,816
Other International	**488,170**	450,863	574,023
Total	**$5,217,518**	$5,109,548	$6,646,551

20. SUBSEQUENT EVENT

In May 2010, Legg Mason announced a plan to streamline its business model to drive increased profitability and growth that includes: 1) transitioning certain shared services to its investment affiliates where they are closer to the actual client relationships and can be delivered with greater effectiveness; and 2) its Americas distribution group sharing in revenue on retail-based AUM growth. This plan involves headcount reductions in operations, technology and other administrative areas at the corporate location, which may be partially offset by headcount increases at the affiliates, and will ultimately enable Legg Mason to eliminate a portion of its corporate office space that was dedicated to operations and technology employees. Legg Mason expects that this initiative will result in cost savings in excess of costs to execute. The initiative is projected to involve restructuring- and transition-related costs that will primarily include transition payments to affiliates (primarily compensation) to temporarily offset the cost of absorbing the services, charges for severance and retention incentives, and may also include costs for early contract terminations and asset disposals.

QUARTERLY FINANCIAL DATA

(Dollars in thousands, except per share amounts)

(Unaudited)

Fiscal 2010[(1)]	Quarter Ended Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Revenues	**$671,420**	**$690,479**	**$659,896**	**$613,084**
Operating Expenses	**565,584**	**611,331**	**582,012**	**554,769**
Operating Income	**105,836**	**79,148**	**77,884**	**58,315**
Other Non-Operating Income (Expense)	**(4,116)**	**(6,909)**	**(2,891)**	**22,389**
Income before Income Tax Provision	**101,720**	**72,239**	**74,993**	**80,704**
Income tax provision	**36,619**	**26,006**	**27,671**	**28,380**
Net Income	**65,101**	**46,233**	**47,322**	**52,324**
Less: Net income attributable to noncontrolling interests	**1,494**	**1,311**	**1,548**	**2,270**
Net Income attributable to Legg Mason, Inc.	**$ 63,607**	**$ 44,922**	**$ 45,774**	**$ 50,054**
Net Income per Share attributable to Legg Mason, Inc. common shareholders:				
Basic	**$ 0.40**	**$ 0.28**	**$ 0.30**	**$ 0.35**
Diluted	**0.39**	**0.28**	**0.30**	**0.35**
Cash dividend per share	**0.03**	**0.03**	**0.03**	**0.03**
Stock price range:				
High	**31.95**	**33.70**	**33.08**	**26.74**
Low	**24.00**	**26.99**	**22.06**	**15.53**
Assets Under Management:				
End of period	**$684,549**	**$681,614**	**$702,700**	**$656,857**
Average	**681,227**	**693,254**	**684,034**	**647,218**

(1) Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.
As of May 20, 2010, the closing price of Legg Mason's common stock was $29.53.

Fiscal 2009[(1)]	Quarter Ended Mar. 31	Dec. 31	Sept. 30	Jun. 30
Operating Revenues	$ 617,211	$ 719,988	$ 966,137	$1,054,031
Operating Expenses[(2)]	662,546	1,792,993	745,924	825,084
Operating Income (Loss)	(45,335)	(1,073,005)	220,213	228,947
Other Non-Operating Income (Expense)[(3)]	(646,141)	(1,198,022)	(388,093)	(286,762)
Income before Income Tax Provision (Benefit)	(691,476)	(2,271,027)	(167,880)	(57,815)
Income tax provision (benefit)	(364,532)	(778,047)	(58,891)	(21,734)
Net Income (Loss)	(326,944)	(1,492,980)	(108,989)	(36,081)
Less: Net income (loss) attributable to noncontrolling interests	3,280	(148)	(254)	46
Net Income (Loss) attributable to Legg Mason, Inc.	$(330,224)	$(1,492,832)	$(108,735)	$ (36,127)
Net Income (Loss) per Share attributable to Legg Mason, Inc. common shareholders:				
Basic	$ (2.33)	$ (10.59)	$ (0.77)	$ (0.26)
Diluted	(2.33)	(10.59)	(0.77)	(0.26)
Cash dividend per share	0.24	0.24	0.24	0.24
Stock price range:				
High	25.53	38.74	47.82	65.50
Low	10.37	11.09	26.56	43.37
Assets Under Management:				
End of period	$ 632,404	$ 698,241	$ 841,933	$ 922,767
Average	657,430	745,084	898,390	948,529

(1) Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results.
(2) The quarters ending March 31, 2009 and December 31, 2008 include $82,870 and $1,225,100, respectively, of impairment charges related to intangibles assets.
(3) The quarters ending March 31, 2009, December 31, 2008, September 30, 2008, and June 30, 2008 include $606,426, $1,085,296, $324,639 and $266,875, respectively, of charges resulting from providing support to liquidity funds.

EXECUTIVE OFFICERS

Mark R. Fetting
Chairman and Chief Executive Officer

Charles J. Daley, Jr.
Executive Vice President, Chief Financial Officer and Treasurer

Ronald R. Dewhurst
Senior Executive Vice President

Jeffrey A. Nattans
Executive Vice President

David R. Odenath
Senior Executive Vice President

Joseph A. Sullivan
Senior Executive Vice President

CORPORATE DATA

Executive Offices
100 International Drive
Baltimore, Maryland 21202
(410) 539-0000
www.leggmason.com

SEC Certifications
The certifications by the Chief Executive Officer and the Chief Financial Officer of Legg Mason, Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to Legg Mason's Annual Report on Form 10-K for fiscal 2010.

NYSE Certification
In 2009, the Chief Executive Officer of Legg Mason, Inc. submitted an unqualified annual certification to the NYSE regarding the Company's compliance with the NYSE corporate governance listing standards.

Form 10-K
Legg Mason's Annual Report on Form 10-K for fiscal 2010, filed with the Securities and Exchange Commission and containing audited financial statements, is available upon request without charge by writing to the Corporate Secretary at the Executive Offices of the Company.

Copies can also be obtained by accessing our website at www.leggmason.com

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
100 E. Pratt Street
Baltimore, Maryland 21202
(410) 783-7600
www.pwc.com

Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038
(866) 668-6550
www.amstock.com

Common Stock
Shares of Legg Mason, Inc. common stock are listed and traded on the New York Stock Exchange (symbol: LM). As of March 31, 2010, there were 1,640 shareholders of record of the Company's common stock.

TOTAL RETURN PERFORMANCE

The graph below compares the cumulative total stockholder return on Legg Mason's common stock for the last five fiscal years with the cumulative total return of the S&P 500 Stock Index and the SNL Asset Manager Index over the same period (assuming the investment of $100 in each on March 31, 2005). The SNL Asset Manager Index consists of 34 asset management firms.



200
150
100
50
0
INDEX VALUE
LEGG MASON, INC.
S&P 500 STOCK INDEX
SNL ASSET MANAGER INDEX
03/31/05
03/31/06
03/31/07
03/31/08
03/31/09
03/31/10

	PERIOD ENDING					
INDEX	03/31/05	03/31/06	03/31/07	03/31/08	03/31/09	03/31/10
Legg Mason, Inc.	100.00	161.40	122.33	73.59	21.28	39.51
S&P 500 Stock Index	100.00	140.80	157.88	141.78	75.37	139.10
SNL Asset Manager Index	100.00	111.73	124.94	118.60	73.43	109.97

Source: SNL Financial LC, Charlottesville, VA
Source: S&P 500 Stock Index return rates obtained from www.standardandpoors.com

OUR COMMITMENT TO THE GLOBAL COMMUNITY

Legg Mason is committed to helping the global communities in which our employees live and work. We strongly believe that being a leader in our industry means being a responsible corporate citizen. Through the sponsorship of employee volunteerism efforts and Legg Mason Charitable Foundation's philanthropic giving, we support community initiatives by investing time and money in areas that promote community well-being. Legg Mason focuses on a broad array of local and global causes, with an emphasis on education and at-risk youth, in addition to health and human services, sustainability and the environment, diversity and the arts, and more. We believe that by investing in our communities, we invest in our futures.


LEGG MASON
GLOBAL ASSET MANAGEMENT


Driving hunger from our community
PHILABUNDANCE


State Farm
Orioles


FSC

LEGG MASON
GLOBAL ASSET MANAGEMENT